Moody's Investors Service ("MIS")

Exhibit 3

Policies to Prevent the Misuse of Material, Nonpublic Information

MIS has the following policies to prevent the misuse of material, nonpublic information.

1. Moody's Corporation Code of Business Conduct (October 2024)
2. Moody's Ratings Code of Professional Conduct (December 2025)
3. Moody's Corporation Code of Ethics for Chief Executive and Senior Financial Officers (November 23, 2010)
4. Moody's Ratings – Moody's Analytics Separation Policy (October 1, 2025)
5. Confidential Information and Material Non-Public Information Policy (February 3, 2025)
6. Securities Trading Policy (October 1, 2025)
7. Communication of Public Rating Actions Policy (March 21, 2025)
8. Independence of Ratings and Disclosure of Affiliations of Moody's Directors and Shareholders with Rated Entities – Policy (March 16, 2026)
9. Rated Entity Notifications of Credit Rating Announcements Policy (December 15, 2025)
10. Sovereign and Sub-Sovereign Ratings Policy (December 2, 2024)

MOODY'S

LIVING OUR VALUES

Code of Business Conduct





Table of contents

From Rob Fauber

At Moody's, we unite the brightest minds to turn today's risks into tomorrow's opportunities. As risks become more complex and interrelated, organizations around the world turn to us for bold, clear and perceptive analysis and solutions. To do that effectively, we need to live our values and show that trust and integrity are at the heart of every decision and action we take.

Our people are the foundation of our success, and we invest in helping everyone reach their highest potential. We all have an obligation to uphold trust through integrity and reinforce the Company's long-held reputation for legal and ethical conduct. Ultimately, each of us is accountable for our actions, and we must hold ourselves to exacting standards. Moody's Code of Business Conduct shows us the way and reaffirms our shared commitment to ethical behavior.

Think of the Code as a guide to your daily activities as a Moody's employee. It clearly defines our expectations for ethical conduct and helps you act in a manner that is consistent with our policies and values. It is your responsibility to read the Code carefully, refer to it often and speak up about any questions or concerns you may have. No Code can answer every question or provide guidance on every subject. If you have a question that the Code does not directly address, there are a variety of resources provided in the Code for you to find help.

At Moody's, we play the long game. In 1909, our founder John Moody had a vision of widening access to information. We are still inspired by this today, and by embodying the Code and living our values, we can continue to build on all we have achieved and look forward to the future with confidence. Thank you for all you do for Moody's and our customers.

ROB FAUBER

President & CEO

Moody's Corporation



Our values

Moody's long-standing reputation as an ethical and responsible company was built one action, one decision at a time. We enhance our reputation by Living Our Values in everything we do.



Invest in every relationship

We create a world-class experience for our people and our customers.



Lead with curiosity

Curiosity keeps us ahead of the curve.



Champion diverse perspectives

We include diverse voices to get to smarter decisions.



Turn inputs into actions

We deliver clear results.



Uphold trust through integrity

Trust is integral to who we are.

Our Code

Moody's expects each of us – employees at all levels and the Company's directors – to maintain the highest standards of integrity and ethics every day, in everything we do.



An introduction to our Code

Our Code is the guide we follow each day to conduct ourselves and our business with integrity.

AN OVERVIEW

Trust is integral to who we are, and we opt to do what's right over what's easy. Each of us has a duty – to ourselves, our colleagues, our stakeholders and everyone we do business with – to uphold and enhance the Company's long-held reputation for legal and ethical conduct.

This Code of Business Conduct (the "Code") is designed to help you understand how to apply these principles and maintain the highest standards of honesty, integrity, good judgment and professionalism in your daily work. As a Company, Moody's appreciates and expects everyone's full adherence to the Code.

SCOPE OF CODE

The Code describes a variety of laws and policies that may affect your work and the legal and ethical issues that may arise in your job. In some cases, you may find that Moody's expectations go beyond what the law requires or permits. If you are ever unsure of the right course of action or have a question about a particular situation, talk to either:

→ Your manager;

→ Another senior manager;

→ A member of the People Team;

→ Moody's Compliance department; or

→ Moody's Legal department.

It is always better to reach out and seek advice sooner rather than later – waiting may only make the issue harder to address.



Key terms

Throughout the Code, you will see these terms used:

"MOODY'S" and "THE COMPANY" – Refers to Moody's Corporation and its wholly-owned subsidiaries.

"MOODY'S RATINGS" – Refers to all Moody's entities that issue credit ratings under the "Moody's Ratings" brand name.

"MA" – Refers to Moody's Analytics.

"EMPLOYEE" – Refers to employees and directors of Moody's Corporation and all employees of our wholly-owned subsidiaries, including part-time and limited duration employees.

"RATING PERSONNEL" – Refers to employees in Moody's Ratings who participate in (i) determining or monitoring a Rating or (ii) the development or approval of procedures or methodologies used for determining a Rating.

Moody's has a variety of policies in place concerning legal and ethical behavior. The Code is not meant to override those policies, but to summarize them for you and explain our expectations. That is why it is important for all employees and directors to review and understand the Code along with our policies, all of which can be found on Moody's intranet. Be aware, the Code may be revised from time to time, but the most recent version will always be available on Moody's intranet.

Moody's conducts business around the world, but it is impossible for one document to cover all legal requirements of each jurisdiction in which we operate. Because we are a U.S. corporation, we give special attention to certain U.S. legal requirements.

WHO MUST FOLLOW THE CODE?

This Code applies to the directors of Moody's Corporation and all employees of Moody's wholly-owned subsidiaries worldwide, including part-time and limited duration employees. Moody's majority-controlled subsidiaries have adopted substantially similar Codes and policies in consultation with Moody's Legal and Compliance departments.

No matter your role at Moody's, you are expected to review and understand the Code and all policies that apply to you and your activities. Remember, we will not tolerate any business transaction or other activity that violates the Code or our policies.



Important

→ **This Code does not constitute an employment contract or an assurance of continued employment. It also does not create any obligations to or rights for any employee, director, customer, supplier, competitor, shareholder or any other person or entity.**

→ **Your rights as an employee and our rights as an employer may differ depending on where you work, the rules of your employing unit, and any employment contract you may have.**

→ **In the United States and certain other countries, employment by the Company is employment at will (unless otherwise agreed upon in writing).**

→ **Employment at will means that you or the Company may terminate your employment at any time, for any reason or for no reason at all, but not for an illegal reason.**

→ **If local laws and requirements conflict with the Code, that jurisdiction's laws apply to employees based in that jurisdiction.**

→ **If anything in the Code conflicts with your written employment contract, the provisions in your contract prevail.**

→ **Should Moody's adopt new policies or revise policies to make them more restrictive than this Code, those new provisions will prevail.**



Our responsibilities

As members of the Moody's team, we are dedicated to our Company's success and committed to fulfilling our shared responsibilities.

EMPLOYEE RESPONSIBILITIES

Observe ethical business standards. Uphold trust through integrity and proactively monitor for, escalate and address any ethical challenges in our work. You must strive to maintain the highest standards of personal ethics and integrity in every action you take on Moody's behalf and in your personal affairs. At a minimum, this means both complying with the principles and policies set out in this Code and upholding Moody's core values.

Comply with applicable laws. First and foremost, you have a duty to always comply with all laws and regulations that apply to our business. Never take any action on behalf of Moody's, its subsidiaries or yourself that violates any applicable law or regulation. Upholding the law is not only a good business practice, it also helps prevent the consequences of violations, such as fines, jail terms, expensive lawsuits, disciplinary action and/or termination of your employment.

Speak up or seek advice. All Employees should raise issues or concerns as they arise. You can discuss issues with your own manager or another manager, or you can reach out to the **People Team**, the **Compliance department** or the **Legal department**. And if you want to report something anonymously, you can always use the **Integrity Hotline**.

ADDITIONAL MANAGER RESPONSIBILITIES

Lead by example, uphold trust through integrity, and act ethically at all times. As managers, we expect you to reinforce the importance of ethical behavior with your teams and make sure those who report to you understand what Moody's expects. Trust is integral to who we are. Together we build on our 115-year legacy by doing the right thing, always, because it gets us to the best outcome for all.

Escalate issues when they arise. We encourage Employees to discuss concerns and escalate concerns to managers. As a manager, you must maintain open lines of communication and guide others to find help when they need it, and you must escalate matters as appropriate. If you are unsure how to escalate an issue, contact the People Team, the Compliance department or the Legal department for guidance.

Watch for discriminatory, harassing or retaliatory conduct. If you see or suspect discriminatory, harassing or retaliatory conduct, report it immediately to the People Team, the Compliance department or Legal department.

Managers who do not appropriately escalate concerns may be subject to investigation and/or disciplinary action, up to and including termination.

Make good decisions

The right course of action may not always be clear. The Code is the best place to find help, but when you are still unsure, ask yourself:



Is this action legal?

Does it reflect our values?

Does it align with our Code and policies?

Is this good for Moody's and our customers?

Would I be comfortable sharing this action with others?



If you can say "**yes**" to each question, the action is probably acceptable. But if even one answer is "no" or "maybe," stop and **ask for help**.

Seeking help and reporting concerns

Moody's is committed to fostering and maintaining a culture in which everyone feels comfortable speaking up.

OPEN DOOR POLICY

At Moody's, we encourage and facilitate open conversations and collaboration and proactively monitor for any ethical challenges in our work so that we can address them. By doing so, we create a more productive, cohesive and enjoyable work environment. For that reason, we support open door communication and encourage you to attempt to resolve concerns, problems or issues involving your work environment by:

→ Holding frank discussions with your manager or other senior managers;

→ Providing feedback during your performance review; and/or

→ Participating in the Business Engagement Survey.

If you need additional guidance, you may also reach out to:

→ The People Team

→ The Compliance department

→ The Legal department

When you approach your manager, you can expect:

→ Your manager will make time to discuss workplace problems or concerns.

→ You will have a safe environment to talk, free of distractions.

→ You will not be subjected to retaliation.

Are open door conversations confidential?

We recognize the importance of maintaining confidentiality when you share concerns, but in some cases, it may not be possible, especially if it would impede an investigation or violate the law. Details about reported concerns will be shared only on a need-to-know basis, or as required by law or our policies.

REPORTING POTENTIAL VIOLATIONS

We need your help to maintain our ethical standards. That means speaking up if you believe a Moody's Employee has violated local, state or federal law, the law of any foreign country, or our Code or policies. We strongly encourage you, no matter where you work, to report suspected misconduct to either:

→ The People Team

→ The Compliance department

→ The Legal department

→ The Integrity Hotline

While no one will face retaliation for making a good-faith report of suspected misconduct, improper or abusive reports may lead to disciplinary action, up to and including termination.



Reporting in the European Union (EU)

Because the laws and regulations in the EU differ from those in the United States, reporting rules also differ. For example:

→ **Moody's does not require Employees in certain European countries to report all suspected misconduct due to the employment and data protection requirements in those countries.**

→ **Moody's Ratings Employees in the EU must immediately report any conduct that the Employee considers may be illegal.**



Seeking help and reporting concerns

THE INTEGRITY HOTLINE

Moody's Integrity Hotline is available to all Moody's Employees worldwide, 24 hours a day, seven days a week, 365 days a year. Translation services are available in more than 75 languages, including the languages spoken in every country where Moody's has offices.

You can reach the Integrity Hotline either:

 **Online:** moodys.ethicspoint.com

 **By phone:** For the following locations, you may access the Integrity Hotline directly through these direct phone numbers:

United States: 1.866.330.MDYS
(1.866.330.6397)

Belgium: 0800 14 375

France: 0 800 99 23 64

Hong Kong: 800969419

India: 000 800 919 1504

Singapore: 8001207175

United Kingdom: 0800 102 6525

To call from other locations, see **Our Resources** or visit **moodys.ethicspoint.com** for dialing instructions.



If you are using a mobile phone, you can access a mobile version of the website using the QR code shown or by visiting **moodysmobile.ethicspoint.com**.

While you may report concerns anonymously, providing your name may expedite the time it takes Moody's to review and respond to your concern. All reports are treated confidentially to the extent reasonably possible.



Reporting accounting matters

Moody's is committed to complying with the special securities laws, rules, regulations, accounting standards and internal accounting controls that apply to us. If you have concerns about:

→ **Accounting**

→ **Internal accounting controls**

→ **Auditing matters**

You must report them promptly to the Internal Audit, Compliance or Legal departments or via the Integrity Hotline.

No retaliation

No one at Moody's should fear retaliation for letting us know their concerns.

Moody's respects the right of each Employee to report potential or suspected violations of laws or regulations, the Code or other Company policies in good faith or to provide information about a complaint. We will not tolerate retaliation against any Employee for engaging in these protected activities.

Retaliation is contrary to Moody's policy and potentially unlawful. While retaliation can take many forms, it may include:

→ Adverse employment action against someone who makes a good-faith complaint or participates in or supports an investigation.

→ Attempts to discourage a worker from coming forward to make or support a complaint.

If you believe you have experienced retaliation, immediately report your concerns to the **People Team**, the **Compliance department**, the **Legal department** or the **Integrity Hotline**.

We take retaliation seriously

Anyone found to have retaliated against someone for making a good-faith report of a suspected violation of law, the Code or Company policies may face disciplinary action, up to and including termination.



Code administration

Our Code is more than a document we read on day one. It is the resource we turn to whenever we have an issue in our workplace.

Moody's periodically requires Employees to certify that they have reviewed the Code, understand it and agree to its terms. In addition, as part of the certification process, we also give you an opportunity to disclose any previously unreported activities or events that could violate the Code.

INTERPRETATION

Moody's General Counsel is responsible for interpreting and applying the Code to specific situations. If you have any questions about how the Code should be interpreted or applied, contact Moody's Legal department.

INVESTIGATIONS OF SUSPECTED VIOLATIONS

Moody's will conduct a prompt, fair and impartial investigation of all reports of suspected violations of the Code as necessary, unless an investigation is prohibited by applicable law. Employees are required to fully and truthfully cooperate as needed in investigations. While investigations may vary from case to case, they generally include:

→ Reviewing the allegations;

→ Assessing whether any interim actions to protect the reporting party are necessary;

→ Interviewing relevant parties;

→ Obtaining and reviewing relevant documents; and

→ Preparing a report.

Moody's will then make a determination based on all evidence collected. We will also maintain the confidentiality of the investigation to the extent reasonably possible and as permitted by law. Moody's will keep written documentation and associated documents in its records, in accordance with applicable law.

 **Important**

You should never conduct your own preliminary investigations of issues or concerns. Investigations often involve complex legal issues, and acting on your own could compromise the investigation and adversely affect both you and the Company.

Once the investigation is complete, Moody's generally will notify the reporting person(s) and the subject(s) that the investigation is complete. Depending on data protection laws in certain jurisdictions, Moody's may be obligated to inform the subject of a complaint that the complaint was filed, and how to exercise their right to access and correct the information. The subject of the complaint will not be given the name of the reporting person unless required by local law.

If Moody's finds there has been a violation of law or the Code, we will take appropriate corrective and/or disciplinary action, up to and including termination, subject to applicable law. If we also find that a manager knew of inappropriate conduct and failed to report it, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination, subject to applicable law.

ENFORCEMENT OF THE CODE

Moody's enforces the principles spelled out in this Code and our policies at all levels of the Company. We are committed to doing all we can to prevent violations and stop them as soon as possible once we discover them. Subject to applicable law and agreements, Employees who violate this Code or our policies and procedures may face disciplinary action, up to and including termination.

In some cases, we may monitor compliance with the Code and our policies through periodic audits, investigations or other reviews. We require anyone connected with these efforts to cooperate fully, provide honest and accurate information and respond to requests for certifications.

WAIVERS OF THE CODE

While some Company policies must be strictly followed, in other cases, exceptions may be possible. If you believe a waiver of any of the principles or policies of this Code is appropriate in a particular case, contact your manager first. If your manager agrees that a waiver is appropriate, you will need to obtain approval from the Legal department.

If you are a director or Moody's Executive Officer seeking a waiver of the Code, you must fully disclose all relevant facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors. Any waiver for directors and Moody's Executive Officers must be approved by the Board as a whole and promptly disclosed, to the extent required by law.



Our team

At Moody's, we are a collaborative and diverse team. We strive to create an inclusive environment where everyone feels welcome to be who they are. Our goal is to approach every interaction with inclusivity, care and commitment to help everyone reach their highest potential. Core to our values is to respect and support each other and preserve the dignity of everyone with whom we work.



Fair employment practices

Moody's is committed to maintaining a work environment in which every person can thrive, knowing they are valued, respected and welcomed.

RESPECTFUL WORKPLACE

We require a work environment that respects and protects the dignity of the people who work for and with Moody's. Each Employee is expected to act with integrity, dignity and fairness in all dealings with the Company, our people, our customers, other stakeholders and the public at large. We also expect everyone to conduct Moody's business affairs in a professional manner. Regardless of an individual's personal status or level at Moody's, every individual employed by, associated with, or who comes into contact with Moody's, must be treated with respect. All of us have a responsibility not to take any action that might reasonably be expected to impair or compromise the integrity of our business operations, embarrass or humiliate others, or trivialize or disregard the contributions of others.

EQUAL OPPORTUNITY EMPLOYER

Moody's success has always depended largely on our people. Their varied perspectives, backgrounds and individual styles add value to our Company, and we believe each person's role is vital to our success. We also believe equal employment opportunity is essential to our continued success – it enables everyone to enjoy equal opportunities and the rewards that come with them.

At Moody's, we recruit, hire, employ, promote and compensate individuals based on job-related qualifications and abilities. Moody's also has a longstanding policy of providing a work environment that respects the dignity and worth of each individual and is free from all forms of employment discrimination, including harassment, based on characteristics protected by law.

What are protected characteristics?

They include personal traits such as:

→ Race

→ Color

→ Sex or gender

→ Age

→ Religion or religious creed

→ National origin

→ Ancestry

→ Citizenship

→ Marital status

→ Sexual orientation

→ Gender identity or expression

→ Genetic information

→ Physical or mental disability

→ Military or veteran status

→ And/or any other characteristic protected by law

INCLUSION

Moody's recognizes the vital role that diverse perspectives play in driving our success and shaping our future. We believe that a workforce comprised of individuals with varied thoughts, backgrounds and experiences, creates an environment that makes our decisions smarter, our opinions stronger, our products more innovative and our workplace more welcoming. Our culture of inclusion and belonging is integral to our values, and we seek out other people's participation and opinion, regardless of their background or role.

DISCRIMINATION AND HARASSMENT ARE PROHIBITED

Discrimination and harassment, including sexual harassment and discriminatory harassment, violate many laws around the world, and will not be tolerated at Moody's. We prohibit discrimination against Employees as well as applicants for employment, interns (whether paid or unpaid), non-employees, customers, vendors and contractors providing services to Moody's in the workplace.



Fair employment practices

SEXUAL HARASSMENT

Sexual harassment includes harassment on the basis of sex, gender, sexual orientation, gender identity, gender expression, the status of being transgender or any other characteristic protected by applicable law.

What are some examples of sexual harassment?

→ Threatening adverse employment action if sexual favors are refused

→ Demands for sexual favors in exchange for favorable treatment

→ Unwelcome comments, flirtations, propositions or advances

→ Unwelcome physical contact such as pinching, patting, kissing, hugging or grabbing

→ Whistling, leering, improper gestures or offensive remarks

→ Sexual jokes or use of sexually explicit or offensive language

→ Displaying sexually suggestive objects or pictures

→ Sex stereotyping

→ Sexual assault or battery, or an attempt to commit these acts

The above list is not intended to be all-inclusive.

Sexual harassment includes unwelcome sexual conduct, including sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature, or which is directed to an individual because of that individual's sex or gender, when:

→ Submission to such conduct is either explicitly or implicitly made a term or condition of an individual's employment;

→ Submission to or rejection of such conduct is used as the basis for employment decisions affecting the individual; and/or

→ Such conduct has the purpose or effect of unreasonably interfering with an individual's work performance, violating an individual's dignity, or creating an intimidating, hostile, or offensive working environment.

Sexual harassment is prohibited without regard to the sex of the individual being harassed, whether the individual engaged in harassment and the individual being harassed are of the same or different sexes, or whether the employee accepts or rejects the advance. Employees should be aware that, in addition to being contrary to Moody's policy, sexual harassment can violate the law and that Employees who engage in such conduct may be held personally liable pursuant to local laws.

OTHER TYPES OF DISCRIMINATORY HARASSMENT

Other discriminatory harassment is also prohibited. This may include verbal or physical conduct that disparages or shows hostility or aversion toward an individual because of a **protected characteristic** that:

→ Has the purpose or effect of violating an individual's dignity, creating an intimidating, hostile, or offensive work environment; and/or

→ Has the purpose or effect of unreasonably interfering with an individual's work performance.

Recognizing harassment

  

It includes

Conduct that is written, verbal or physical in nature, such as:

→ Epithets or slurs

→ Threats

→ Intimidation

→ Jokes or pranks

or

Any hostile act that is posted or circulated anywhere on Moody's premises or uses Company resources, such as email or the internet, to create, send, receive or store written, graphic or harassing material

It can be committed by

Employees or Non-employees, including:

→ Superiors

→ Subordinates

→ Coworkers

→ Independent contractors

→ Contract workers

→ Vendors

→ Customers

→ Visitors

(Whether an Employee or Non-employee commits harassment, Moody's will take appropriate action.)

It can occur

In the office

or

Outside the office (e.g., at offsite customer-related, Moody's-related or after-hours events)

or

Through electronic communications, such as email, voice mail, text messages, instant messaging, collaboration tools, social media, and the internet – even on personal devices and during non-work hours



Fair employment practices

How can I help Moody's prevent discrimination?

Each Employee has a duty to comply with the provisions of this Code and any applicable discrimination and harassment policies. We expect you to promptly report any suspected or actual violations. If you are a manager, you must demonstrate your understanding of our policy by intervening, if possible, to prevent harassment and discrimination. If you are aware of or receive a report of discrimination or harassment, immediately report it to the People Team, the Compliance or Legal department or the Integrity Hotline. We expect supervisors and managers to report concerns of suspected discrimination or harassment immediately. Failing to report them violates Moody's policy and could lead to disciplinary action, up to and including termination.

What should I do if I believe I have experienced or witnessed harassment?

Moody's can only remedy this conduct if we know about it. If you believe you have observed or experienced harassment of any kind, report the matter as soon as possible to either:

→ Your manager

→ The People Team

→ The Compliance department

→ The Legal department

→ The Integrity Hotline
  by phone (see Our Resources
  for dialing instructions) or online

What happens when I report discrimination or harassment?

Moody's investigates all reports promptly, fairly and impartially. We also expect Employees to cooperate as needed in any investigations. If we determine that harassment or discrimination has occurred, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination, regardless of the seniority or position of anyone involved. Because reporting harassment or discrimination can be extremely sensitive, Moody's keeps such reports confidential to the extent reasonably possible.



Personal relationships and nepotism

We maintain a high level of professionalism at Moody's and respect boundaries. To that end, we never let Personal Relationships negatively impact our Company or our reputation.

When an Employee uses their personal influence or power to either aid or hinder another in obtaining employment, promotion, increased compensation or other work-related benefits due to a Personal Relationship, it may create an actual, potential or perceived conflict of interest and/or unprofessional work environment. Personal Relationships between certain Employees also may expose both the Company and the Employees involved to embarrassment and/or potential legal liability.

Therefore, subject to applicable law, Moody's (i) prohibits any members of its Executive Leadership Team or Board of Directors from having a Personal Relationship with any other Moody's employee, and (ii) places restrictions on the employment and hiring of individuals who are in a Personal Relationship with a Moody's employee.

What should I do if I become aware of or become involved in a Personal Relationship?

You must promptly report to your manager and the People Team the existence of any Personal Relationship prohibited by the Personal Relationships and Nepotism Policy. Any manager who learns of such a Personal Relationship, either from an Employee involved in the Personal Relationship or from another source, must promptly notify the People Team.

Failure to report the existence of such a Personal Relationship may result in disciplinary action, up to and including termination of employment, consistent with applicable law.

What happens after a Personal Relationship has been reported?

After a Personal Relationship prohibited by Moody's policy has been reported, the Company will determine in its sole discretion what, if any, action to take to avoid an actual, potential or perceived conflict of interest and/or unprofessional work environment.

Subject to applicable law, such action may include one or more of the following: a change in the responsibilities of the individuals involved in the Personal Relationship; a transfer of one or both individuals to another line of business or department within Moody's; or one or both Employees may be asked to leave Moody's.

What qualifies as a "Personal Relationship"?

For purposes of Moody's Personal Relationships and Nepotism Policy, individuals in a Personal Relationship are relatives (by blood or through marriage or domestic partnership), spouses, domestic partners, individuals cohabitating and sharing financial responsibilities, and/or individuals in a romantic and/or sexual relationship.

 **Learn more**

Personal Relationships and Nepotism Policy



Health and safety

Moody's is committed to protecting the safety, health and well-being of everyone in our workplace.

Each of us at Moody's plays a key role in ensuring a safe work environment. One of the most important things we must do, both as a Company and as individuals, is to follow all environmental, health and safety laws and regulations everywhere we do business, including those related to public health emergencies. We believe that it is our obligation to respect the environment in the communities where we operate and live. We strive to operate in a way that protects and preserves our environment and natural resources and maintains a healthy, safe and environmentally sound workplace.

WORKPLACE VIOLENCE

To preserve a safe workplace, Moody's does not tolerate acts of workplace violence by Employees, customers, visitors, vendors, consultants, independent contractors, interns, temporary workers or other individuals doing business with us.

This includes any behaviors that:

→ Abuse, threaten or intimidate another person; or

→ Negatively affect an individual, either physically or psychologically.

If you have experienced or suspect workplace violence of any kind, report your concern to the People Team, Corporate Security or the Legal department. For more information, consult our Global Workplace Violence Prevention Policy.



Workplace violence can happen …

→ **In our offices**

→ **At outside Moody's-related events**

→ **On Moody's technology resources, such as email, voicemail, the internet, instant messaging, collaboration tools and other communication channels**

No matter where workplace violence happens, we prohibit it at Moody's.

SUBSTANCE ABUSE

We expect you to conduct Moody's business free from the influence of any substances that impair your ability to work safely and effectively. That includes:

→ Alcohol;

→ Illegal drugs;

→ Controlled substances; or

→ Prescription medication (in some circumstances).

While we know there may be times when alcohol is served at Moody's-sponsored events or business-related meals or social functions, always practice moderation and act professionally and responsibly. Inappropriate behavior or consumption of alcohol may result in disciplinary action, up to and including termination. Because local policies and laws regarding drugs and alcohol may differ, know and carefully follow the rules for your location.

What is prohibited at Moody's?

While you are on Moody's premises or doing work for us, you may not:

→ Manufacture, distribute, dispense, purchase, transfer or transport illegal drugs or controlled substances

→ Possess or use illegal drugs or controlled substances without a prescription

→ Abuse alcohol or any drug, including prescription drugs



Health and safety

BUSINESS CONTINUITY

We persevere and thrive in the face of complexity, and we know that emergencies can happen at any time. We must be ready to manage and maintain our normal operations as best we can. Whether an emergency is technological, natural or human-caused, we expect you to be alert, prepared, able to adapt to change and push through difficult problems until we find a clear answer. That includes following all Moody's plans for business continuity, emergency notifications, evacuation procedures and remote working, if necessary.

If you work with vendors and other business partners, you should establish controls to limit disruptions during a potential outage or failure. Work continually to test and improve these plans and address any deficiencies.

 **Learn more**

Global Workplace Violence Prevention Policy

IT Use Policy

PurposeFirst and Remote Working Policy

 **Working remotely**

When working remotely, all Employees must follow Moody's **PurposeFirst and Remote Working Policy, which requires you to (among other things):**

→ **Ensure that WorkWise reflects your assigned work location and work only from the physical work location attributed to you in WorkWise (unless you are approved to work in another location as part of the "Work From Anywhere" program).**

→ **If you wish to take advantage of the "Work From Anywhere" program, fully comply with its terms and conditions.**

→ **When working remotely, you remain subject to Moody's policies and procedures, and you must work your regular work schedule and be fully available to communicate with your manager and other Employees during regular work hours. Employees must also manage their personal responsibilities, including child and dependent care, in a manner that allows them to fulfill their job responsibilities.**

Data privacy

Part of respecting people is respecting their privacy. For that reason, Moody's is committed to following privacy laws and handling personal information with extreme care.

PROTECTING PERSONAL DATA

Personal information is an important part of our work at Moody's. Whether personal data shared with us belongs to our Employees or third parties, we understand our duty to keep it private.

As a Moody's Employee, it is your responsibility to secure, protect and maintain the confidentiality of any personal data you access during and after your relationship with Moody's. Carefully follow applicable data privacy laws as well as Moody's IT Use Policy, Moody's Personal Data Retention Policy and any other Moody's policies or guidelines.

What are some examples of personal information?

→ Name

→ Contact information

→ Birth date

→ IP address and computer details

→ Email address

→ Photograph

→ Education and qualification details

→ Marital status

→ Number of dependents

→ Employment details including title, absences, salary and benefits

→ Performance evaluations

PHOTOGRAPHS, VIDEOS AND RECORDINGS

There may be times when Moody's or a third party takes photographs, video and/or audio recordings of our Employees, for use in connection with Moody's business (including in our internal or external materials, in electronic and print formats, on our intranet and external websites or on social media). We will, however, make reasonable efforts to inform you when you are participating in an event that is being photographed or recorded. If you choose to participate in these events, subject to applicable law, you consent to being photographed and recorded and permit Moody's to use this media at any time.

To prevent harassment and disclosure of material non-public information and/or private, confidential or proprietary information, Employees may not take any secret or unauthorized recordings or photographs while engaged in Moody's business. Local laws in many jurisdictions may also prohibit photography and/or video or audio recording without permission from the person being recorded. For more information on recording, please consult the Video/Audio Call Recording Policy.

ARTIFICIAL INTELLIGENCE

Artificial intelligence ("AI") has the potential to transform the way we do business, and we recognize this transformation brings new challenges. As a leader in safe and responsible AI use, Moody's has established a set of principles to foster a culture of thoughtful, responsible AI deployment. Moody's **Principles for Responsible AI** reflect our commitment to safe and responsible AI use.



Learn more

IT Use Policy

GenAI resource hub

Personal Data Retention Policy

Principles for Responsible AI

Video/Audio Call Recording Policy

Our relationships

The way we deal with our customers, business partners and competitors molds Moody's reputation, builds long-term trust and ultimately determines our success.



Fair dealing

Moody's has a long-standing reputation for integrity. We build on that reputation when we act fairly and ethically in all our relationships.

FOLLOWING THE RULES

The way we deal with Moody's customers, business partners, competitors and Employees reflects on our Company, so we act fairly in every interaction, request and transaction. When you deal with others on behalf of Moody's:

→ Never take unfair advantage of others through manipulation, concealment, abuse of information, misrepresentation of material facts or any other unfair dealing practice.

→ Be honest about Moody's services and capabilities. Never make false claims.

→ If customers make requests or ask questions, be responsive and transparent – only promise what you can deliver.

→ Never grant a request to do something that you believe is unethical, could compromise the quality of our service or violate Moody's policies or the law.



Antitrust and competition

Moody's believes in fair competition on the merits. This means promoting our products and services and winning business based on the superior quality, price and service we offer our customers – never based on unfair or illegal business practices.

FOLLOWING ANTITRUST AND COMPETITION LAWS

Antitrust and competition laws prohibit a range of practices that prevent, restrict or distort free and fair competition. Such laws, which exist in most countries where Moody's operates, generally serve as the basis of Moody's policies aimed at promoting competition. Moody's is committed to upholding the applicable antitrust and competition laws and upholding the principles of free and fair competition in all of our commercial activities. We will not tolerate any business transaction or activity that violates them. Every Employee is responsible for compliance with applicable antitrust and competition laws and the relevant Moody's policies, including those related to antitrust and competition.

At Moody's, we do not:

→ Agree or collaborate with our competitors unless authorized to do so by the Legal department; or

→ Attempt to abuse our market position, such as by trying to exclude competitors or exploit our customers using anticompetitive means.

Antitrust and competition violations can lead to large fines for Moody's, fines, jail terms and other sanctions for individuals involved, and substantial damages for injured parties. Because the antitrust laws are broad in their language, they do not contain a definitive list of anticompetitive activities. So, we must watch for possible antitrust implications of Moody's business activities. Contact the Legal department if you encounter or suspect misconduct or a situation that could violate the law.

Before negotiating any agreement with a competitor, obtain clearance from the Legal department.

What can constitute an "agreement" or "collaboration"?

What can constitute an "agreement" or "collaboration" under antitrust and competition laws is broad. It does not need to be a written contract. It can be a verbal agreement or even an agreed "unspoken rule." The determining factor is whether there is a common understanding between the parties.

IDENTIFYING POTENTIAL ANTITRUST ISSUES AND ANTICOMPETITIVE ACTIVITIES

Antitrust violations often involve agreements or collaboration between competitors such as:

Price Agreements. Never communicate with a competitor about current or future prices, pricing policies, bids, costs, margins, discounts, promotions, terms and conditions of sale, credit terms or royalties. Follow this basic rule: Moody's must determine the price and conditions of sale of our products and services independently, never communicating with competitors, directly or indirectly, about these terms.

Allocation of Territories or Customers. Never agree with a competitor to sell (or not sell) in any geographic area or to any customers or class of customers or to divide or share business.

Antitrust and competition

Agreements to Limit or Restrict Production. Never agree with a competitor to restrict or increase production or supply. Contact Moody's Legal department in advance when you know competitors will be discussing limits on the collection of data.

Marketing. Never agree or coordinate with a competitor on sales, marketing or promotional activities or plans.

Hiring. While there may be times when companies agree not to recruit employees encountered through a collaboration (e.g., non-payroll contractors used by Moody's who have non-solicitation or non-hire clauses in their contracts), do not enter into any agreement that relates to not recruiting or hiring employees from other companies, regardless of whether the companies are competitors. Making agreements or sharing sensitive information about the terms of employment, such as salaries and benefits, of each company's employees may also be illegal.

Boycotts. Do not agree with a competitor to not sell to or buy from particular individuals or firms.



Provision or Receipt of Commercially Sensitive Information.

→ Do not share commercially sensitive information with competitors.

→ Do not participate in any third-party benchmarking unless you have advance approval from the **Legal department**.

→ If you receive commercially sensitive information about a competitor from the competitor or another party, forward it to the Legal department immediately. Do not review the information further, and do not open, process, discuss or disseminate it unless authorized to do so by the Legal department.

→ Do not discuss with anyone any commercially sensitive information about a competitor received from the competitor or another party without first obtaining approval from the Legal department.

→ Contact the Legal department before engaging a third party to gather competitive intelligence. While you may obtain competitive intelligence from public sources or customers, do not use third parties as conduits to share commercially sensitive information with or obtain commercially sensitive information from competitors.

Standardization. Standardization agreements enable customers to deal with multiple suppliers through a common interface. However, product standardization could, in some cases, violate antitrust laws. Consult Moody's Legal department before entering into any discussions about standardization.

Trade Associations. Use extra caution when participating in industry or trade association meetings with competitors. Before participating in an industry association working group that includes even one employee of a competitor, you must obtain approval from the Legal department.

At trade association meetings:

→ Request a draft agenda before the meeting.

→ Follow the agenda items closely.

→ Request that minutes be taken of the meeting.

→ Avoid discussions regarding competitively sensitive information or interactions that may violate antitrust and competition laws and regulations, or even give rise to the appearance of a violation.

→ Follow the guidelines issued by the organization and any additional guidance provided by Moody's Legal or Compliance departments.

→ If any interaction occurs that you believe may violate antitrust and competition laws, regulations or this Code, clearly express your concerns, ask for your objection to be recorded in the meeting minutes and take your own contemporaneous note summarizing the interaction and your objection, leave the meeting and contact Moody's Legal department for advice. If you become concerned about an interaction or meeting after the fact, send a contemporaneous note summarizing the interaction and your concern to Moody's Legal department for further guidance.



What information is commercially sensitive?

It includes non-public information about:

→ Prices or pricing policies

→ Bids
→ Costs
→ Margins
→ Discounts or promotions
→ Terms and conditions of sale
→ Credit terms

→ Royalties
→ Business or marketing plans
→ Promotional activities
→ Plans for dealing with customers or suppliers
→ Current or future R&D activities

Do not share this or any other information that could be useful to competitors.

Antitrust and competition

Limiting Customers' Ability to Deal with Competitors. Restrictions on customers' ability to deal with competitors, such as requiring them to buy all of their requirements from a particular seller, may sometimes violate antitrust law. Never enter into agreements that limit someone's ability to purchase goods or services from Moody's competitors without pre-approval from Moody's Legal department.

Predatory Pricing. Pricing below cost may sometimes violate antitrust law. Be sure to follow Moody's pricing guidelines and ask Moody's Legal department before offering a product or service at a price you believe may be below Moody's cost to provide the product or service.

Loyalty Discounts. Discounts provided in return for obtaining all or most of customers' purchases may sometimes violate antitrust law. Generally, volume discounts are permissible when they are part of a uniform schedule of purchases. However, discounts requiring customers to purchase all or most needs for a particular type of product from Moody's may sometimes be illegal. Ask Moody's Legal department before offering or implementing any loyalty discount.

Tying. Conditioning the sale of one product or service on the customer's purchase of a second, distinct product or service, may violate antitrust laws. Because the legality of any such tying arrangement depends on a number of complex legal and economic factors, do not implement such an arrangement without first asking Moody's Legal department.

Bundling. Offering discounts for the purchase of two or more products or services at a price lower than the sum of the prices of the individual products or services or only offering the products or services for sale jointly may sometimes violate antitrust laws. Because the legality of such arrangements depends on a number of complex legal and economic factors, no such bundling arrangement should be implemented for Moody's Ratings products or services without prior consultation with Moody's Legal department.

Refusals to Deal. Generally, Moody's has the legal right to refuse to buy from or sell to anyone, but we must reach these decisions independently. An agreement with a supplier or customer not to deal with a competitor could, however, violate the antitrust laws under certain circumstances. In some cases, even an independent decision to refuse to deal may be illegal. It is more likely a violation if it involves discontinuing a business relationship rather than refusing to enter a new relationship. A refusal may also be illegal if it is done to pressure someone not to deal with a Moody's competitor or to punish them for doing so. Do not agree with a supplier or customer about which third parties either may do business with. Ask Moody's Legal department before refusing to deal with a competitor or a customer of a competitor.

Price Discrimination. Under the EU regulations for credit rating agencies, fees charged by credit rating agencies must be nondiscriminatory and based on costs. Also, in the EU and certain other jurisdictions, price discrimination may breach antitrust and competition law in certain circumstances. While U.S. antitrust law provisions on price discrimination are typically not applicable to Moody's because they only apply to the sale of commodities or tangible products, a number of U.S. states have laws regarding price discrimination that do apply to services.

Disparagement. Statements critical of competitors, if false or misleading, are disparaging and could potentially violate antitrust laws, as well as the [fraud and deception laws](#). In your interactions with customers, always focus on selling Moody's products and services rather than disparaging competitors.

Beyond the types of arrangements discussed here, other competitor interactions could potentially violate applicable antitrust and competition laws. That is why certain interactions with employees of competitors require pre-approval from the Legal department. For more information on how to handle these interactions and when and how to seek pre-approval, see our [Interactions with Employees of Competitors - Procedure](#).

What do I do if I receive an inappropriate request from a competitor?

If a competitor asks you to enter into an agreement on pricing or suggests other potentially improper activity (such as that outlined here), including requests to share commercially sensitive information about Moody's practices, clearly and forcefully object to the request, end the conversation, make a contemporaneous note of the conversation and your objection, and immediately seek advice from Moody's Legal department. If you receive the request over email (or in another written form) do not respond. Immediately inform Moody's Legal department, which will help you determine any further action to take.



Learn more

Interactions with Employees of Competitors - Procedure



Engagement of consultants and contractors

Consultants and contractors act as an extension of Moody's business, so we carefully follow the rules when engaging with these individuals.

EMPLOYEES AS CONSULTANTS/ CONVERSION OF CONSULTANTS TO EMPLOYEES

If you are a current Moody's Employee, your role at the Company is clearly defined. You may not be engaged to work as either a consultant, independent contractor or contract worker for the Company. This situation is known as "dual employment," which we do not permit at Moody's, regardless of whether or not the work to be performed is related to your current duties, or whether or not payment is made outside of normal payroll routines.

Be aware, before you engage a former Moody's Employee as a consultant, independent contractor or contract worker for the Company, you must first obtain written approval from Moody's Legal department. Also consult the Legal department and People Team in situations where a current or past Moody's consultant, independent contractor, or contract worker wishes to become a Moody's Employee.

INDEPENDENT CONTRACTORS/ CONTRACT WORKERS

If you would like to engage any individual or entity to provide services to Moody's, including as a consultant, temporary contract worker or independent contractor (including staff augmentation resources), you must carefully follow Moody's Non-Employee Engagement Policy.



Learn more

Non-Employee Engagement Policy

Our company

Each of us, at every level of Moody's is a stakeholder in our Company's success.



Accurate business records

Because our business records help us make critical and strategic decisions for Moody's and fulfill our obligations, we make sure they remain accurate at all times.

MAINTAINING ACCURATE BUSINESS RECORDS

Moody's business records must always be reliable, with our books, records and accounts properly reflecting all transactions and other Company events. Because each of us contributes to Moody's records, we all have a responsibility to follow our policies and procedures and ensure that our records are:

→ Prepared accurately;

→ Reflective of the true nature of the transaction; and

→ Stored properly.

Why is accuracy so important?

Accurate records help Moody's fulfill:

→ Regulatory record-keeping requirements and Company policies

→ Our obligation to provide full, fair, timely and understandable financial information and other disclosures to the public and governments around the world

Make sure every transaction aligns with Moody's general or specific authorization and our policies. Never falsify or alter the Company's financial and other books and records. Never create or contribute to records that are intended to mislead anyone or conceal anything. Some examples include:

→ Making records appear as though payments were made to one person when they were actually made to another;

→ Submitting expense reports that do not accurately reflect the true nature of the expense; and

→ Submitting inaccurate sales results to the Accounting department.

Any Employee who creates or helps create misleading or falsified records could face disciplinary action up to and including termination. Submitting false financial results of any kind also violates this Code and can result in fraud charges against the Company.

What should I do if I believe an Employee has falsified a business record?

If you are aware of a potentially falsified business record, hidden funds or assets, false entries in Moody's books and records or any inappropriate payments, report the matter immediately to the Controller and the **Legal department** or the **Integrity Hotline**.

 **Consider this ...**

A coworker told me her spouse accompanied her on a business trip. She also submitted an expense report that included two expensive dinners and theater tickets. While she claimed a customer joined her for these events, I believe she was really with her spouse. What should I do?

You should report your concerns immediately. Submitting an expense report that falsely identifies who attended an event is strictly prohibited. See Moody's **Travel and Entertainment Policy** to learn more.

 **Learn more**

Travel and Entertainment Policy



Deception and fraud

Moody's understands that fraudulent activities can damage our bottom line and our global standing. We must rely on our talents to succeed - never deception or fraud.

TRUST THROUGH INTEGRITY

Building and maintaining trust is at the heart of Moody's business. Our customers, shareholders and third parties need to know they can rely on the things we do and say. That is why we must be honest and transparent in all our dealings and never engage in any form of fraud or deception with a customer, the Company or any other party.

To avoid any suggestion of deception or fraud:

→ Remember, a representation on its own can be misleading, even though each statement in it, considered separately, is actually true.

→ Disclose all important additional or qualifying information. Failing to do so may be a misrepresentation.

→ Never shade the truth when making representations.

→ Never claim characteristics for a product or service that it does not have.

→ Be able to prove any statements you make about Moody's and our competitors' products and services.

What is fraud?

Behind every act of deception or fraud is a misrepresentation, a statement that is not true or is misleading. This activity is also designed to give the person perpetrating the fraud an unfair advantage.



Conflicts of interest

To protect our Company's reputation and credibility, our personal interests and activities must never influence the decisions we make for Moody's.

RECOGNIZING AND AVOIDING CONFLICTS

As a member of the Moody's team, you have an obligation to conduct Moody's business honestly and ethically. That includes following our internal policies to properly handle and mitigate conflicts of interest between personal and business relationships.

Conflicts of interest can be actual or potential and can arise in a variety of situations, including:

Engaging Vendors. A conflict of interest may arise when an Employee's interest or connection to a vendor could conflict with Moody's interests. The purchase of all services and supplies must be made on the basis of quality, price and service. We must never choose a vendor based on its status as a customer or based on any personal connection an Employee may have with a vendor. You may not participate in the selection of a vendor if you or an immediate relation has a personal interest or other significant interest in the vendor.

Interests in Outside Entities. An Employee's outside activities or business interests could conflict with their duties at Moody's or with Moody's interests. Remember, any decision to do business with individuals or companies must be based solely on Moody's best interests.

→ Do not select vendors, business partners or contractors, or make decisions (including rating process participation) for any entity, if you, an immediate relation (e.g., a spouse, partner, parent, child or sibling), or anyone with whom you have a close relationship, has a significant interest in that entity.

→ Do not acquire any interest in an entity that could create a conflict of interest without first obtaining approval from your manager or supervisor. Then have the **Compliance department** review your request.

→ If you are unsure if an interest in an entity is significant and/or reportable, disclose it to your manager, who can decide if your engagement with that entity would be appropriate and if you should report it to the Compliance department.

→ For additional guidance on outside business interests, see our **Outside Interests and Other Potential Conflicts Policy**.



What is a conflict of interest?

A conflict exists when your personal interests interfere in any way with the Company's interests.

 **Disclosing conflicts**

EMPLOYEES: You must disclose any actual or potential conflicts of interest so Moody's can determine how (if possible) to mitigate the conflict. If you are unsure if a particular situation creates a conflict of interest, discuss it with your manager or contact Compliance.

EXECUTIVE OFFICERS AND DIRECTORS: Special rules apply to Moody's Executive Officers and Directors. Before engaging in conduct that creates an actual, apparent or potential conflict of interest, disclose all facts to the General Counsel and the Chairman of the Audit Committee of the Board of Directors. Also obtain prior approval from the Board of Directors.

Positions With Outside Entities. When an Employee of Moody's serves as an officer or director of, or holds another position with, an outside entity, their duties with that outside entity may conflict with Moody's interests. You may not accept such a position without prior approval from your manager and review from the Compliance department. Be aware that stricter rules apply to employees of Moody's Ratings, as well as Directors and Executive Officers of Moody's Corporation. Before accepting employment with an outside entity, discuss it first with your manager or supervisor so you can avoid a conflict and ensure compliance with our policy.

Prior Employment. An Employee's previous employment with a customer, issuer, vendor or other business contact may conflict with their job duties at Moody's. In a situation like this, you may not be permitted to participate in certain activities relating to a prior employer, at least for a certain period of time.



Conflicts of interest

Improper Personal Benefits. A conflict of interest may arise when an Employee or a member of their family receives improper personal benefits due to their position at Moody's. These benefits might include discounts, gifts, opportunities or other advantages that would not be provided to you but for your position at Moody's and are not offered to other similarly situated employees. You may not accept benefits that have not been authorized and approved by the Company, including loans or guarantees of personal obligations offered to directors and executive officers. For questions related to what might constitute an improper personal benefit, contact the Compliance department.

Personal Relationships. When a Moody's Employee has a personal relationship with an employee of a customer, issuer, vendor or other business contact, that may create a conflict of interest. If you become involved in or have a personal relationship like this, notify your manager and the Compliance department so they may assess the situation and advise you whether any steps must be taken to mitigate the conflict.

Business Travel. When an Employee improperly benefits from personal travel rewards, that may create a conflict of interest. If you travel for Moody's business, follow Moody's [Travel and Entertainment Policy](#) and take advantage of the lowest logical fare and accommodations offered. Do not choose particular carriers or hotels based solely on your personal preference or participation in a rewards program if more cost-effective alternatives are available.

 **Consider this ...**

I was recently hired as an information services manager for Moody's. For many years, I have had a private investment in a software company, which is now worth $20,000. My first assignment will be to develop specifications for the purchase of a new software package, and the company I am invested in is one of the vendors Moody's is considering. Since I don't believe this will affect my judgment or create a conflict of interest, can I just keep this to myself?

No. You should have disclosed this investment when you were hired at Moody's. If you make an investment like this after being hired, notify your manager immediately of your ownership in this company. Your manager will decide if you should be taken off that particular assignment and/or report this outside interest. As a general matter, you cannot participate in decisions about engaging a vendor if you have any personal interest (financial or otherwise) in that vendor.

May I sell products to coworkers or Moody's customers? What about charitable contributions?

Moody's does not permit Employees to solicit other Moody's Employees or customers for personal gain, whether you are on working time, on a break or at lunch. This applies not only to selling products, but also to soliciting gifts, entertainment, social invitations and other personal benefits. We also prohibit use of Company resources, including phones, email and computers, to engage in outside business activities. NOTE: You may solicit charitable contributions from other Employees or raise funds on behalf of charitable organizations, as long as you do not solicit any subordinates. Also remember, you may not use Moody's [technology resources](#), including Moody's email system, to solicit contributions.

 **Do's and don'ts of charitable activities**

When engaging in charitable activities:

→ **Do so independently, using your own time and resources – not Moody's.**

→ **Do not let your activities interfere with your work for Moody's or harm our reputation.**

→ **Do not donate in Moody's name or speak for our Company unless you are authorized. We will not reimburse you for personal donations.**

→ **Never pressure your coworkers to support or donate to any cause, whether or not it is sponsored by Moody's.**

Learn more

[Outside Interests and Other Potential Conflicts Policy](#)

[Travel and Entertainment Policy](#)



Accepting gifts, entertainment and other offers

At Moody's, we build business relationships on mutual trust and integrity. We never rely on improper offers to gain influence or favor.

RECOGNIZING INAPPROPRIATE OFFERS

Business courtesies are common in business, but when they are inappropriate, they can lead to serious problems for Moody's. Receiving gifts, entertainment or anything of value from someone who does or seeks to do business with Moody's can create an actual, potential or the appearance of a conflict of interest. It can also lead to accusations of bribery. For that reason, Moody's strictly limits the types of gifts, entertainment or other things of value Employees may give to or accept from business contacts.



Can I accept this from a business contact?

Gifts

Moody's Employees (except Rating Personnel as discussed) may accept occasional non-cash business gifts of nominal value less than US$50 per gift, not to exceed $100 per year from any business contact.

No Moody's Employee may accept

→ Cash or a cash equivalent, like a gift certificate or gift card

→ Any item of any value when it is offered to influence a decision at Moody's

→ Anything that is extravagant, lavish or exceeds social or business custom, such as a gold wristwatch or a case of fine champagne

→ Anything of value that is concealed or not offered openly and transparently

→ Anything from a business contact that has been solicited or encouraged for them to offer

If you receive an inappropriate offer, decline it immediately and/or return it to the giver as tactfully as possible. You may refer to this Code when returning the offer and report it to your manager and the Compliance department.

Entertainment

All Moody's Employees (except Rating Personnel as discussed) may accept invitations from business contacts to participate in entertainment (such as meals or a sporting event), provided the business contact is present and there is a legitimate business purpose.

Depending on the value of the event, you may have to obtain pre-approval from your manager and the Compliance department. See the Gifts, Entertainment and Anti-Bribery Policy for more information about required approvals.

RULES FOR RATING PERSONNEL

Rating Personnel may not solicit or accept anything of value from any rated entity or their sponsors or agents.

Rating Personnel may only accept minor incidentals provided in the context of a business interaction (such as light meals, pens and paper), as long as such minor incidentals do not exceed a value of US$25 (or the local equivalent) per person, per business interaction, per day. To learn more about the limitations on gifts, entertainment or other things of value for Rating Personnel, see the Gifts, Entertainment and Anti-Bribery Policy. If you have any questions about the appropriateness of any offer, seek guidance from the Compliance department before accepting.

Gifts, entertainment or other things of value offered to Rating Personnel by any other entity are subject to the restrictions for all other Moody's Employees.

What about giving gifts? Are there rules on what gifts I can give to business contacts?

For information on what gifts, entertainment or other things of value can be provided to Moody's business contacts, review the Anti-Bribery and Anti-Corruption section.

 **Learn more**

Gifts, Entertainment and Anti-Bribery Policy

Anti-Bribery and Anti-Corruption

Confidential information

Information is critical to our business and our relationships, so we handle it with care and protect it from misuse or disclosure.

MAINTAINING CONFIDENTIALITY

In the course of your work for Moody's, you may come across information that is confidential, including:

→ Moody's internal business information;

→ Employee information; and

→ Customer information.

Protecting confidential information helps us fulfill our legal obligations and encourages customers' good faith disclosures. If confidential information is disclosed inappropriately, it could harm Moody's reputation and violate laws, so remember your obligation to protect it.



How do I protect confidential information?

→ Because a wide variety of information is confidential, use caution and do not disclose such information before confirming whether it is confidential.

→ If you are unsure if certain information is confidential, contact your manager or Moody's **Legal department**.

→ Only share confidential information with other Moody's Employees when they have a valid business purpose to know the information and in compliance with applicable policies.

→ Do not discuss confidential information with third parties, including family members or business or social acquaintances, or in places where you can be overheard, such as taxis, elevators or restaurants.

→ Secure documents, devices, and computer files containing confidential information, whether in the office or outside the office.

When it comes to confidential information, remember:

→ Moody's Legal department must review all agreements relating to confidentiality prior to execution.

→ Special requirements apply when exchanging Confidential Business Information and Covered Business Information. See our **Moody's Ratings - Moody's Analytics Separation Policy** to learn more.

→ The use of personal email accounts to store, transfer or distribute Moody's confidential or proprietary information is not permitted. For a full discussion of the policy requirements and what to do under exigent circumstances, please see the **IT Use Policy**.

→ Disclosing or misusing confidential information could also violate laws related to **insider trading** and **data privacy**.

→ Employees who improperly disclose or misuse confidential information may face disciplinary action, up to and including termination.

→ Your obligation to keep information confidential continues even after your employment with Moody's ends.

For more information on how to protect confidential information, refer to Moody's **Confidential Information and Material Non-Public Information Policy**.



Confidential information

PROTECTING MOODY'S TRADE SECRETS AND PROPRIETARY INFORMATION

Through your work, you may also learn facts about Moody's business, plans or operations that have economic value because we have not disclosed them to competitors or the public. These are the Company's trade secrets and proprietary information, which you must keep confidential.

→ Do not disclose trade secrets and proprietary information externally unless your business duties require you to share it, and only share it with parties with whom Moody's has a confidentiality agreement.

→ Remember, these rules apply equally to our customers' trade secrets.

→ If you are unsure if you may disclose a trade secret or proprietary information to a third party, contact Moody's Legal department.



Recognizing trade secrets and proprietary information

A few examples of such information include:

→ **Customer lists**

→ **Terms offered or prices charged to customers**

→ **Non-public algorithms, formulas or methodologies**

→ **Marketing or strategic plans**

→ **Potential acquisitions**

→ **Proprietary product designs or product systems developments**

MOODY'S RATING PROCESS

Moody's goal is to maintain an active and constructive dialogue with all market participants, including issuers, investors and intermediaries. When we safeguard our continued access to non-public information, we advance the important role played by Moody's Ratings in the market. It is particularly important to protect the confidentiality of the information shared with us by the issuers we rate and information relating to the credit rating process.

→ **Issuer Information.** When speaking with investors, subscribers, the press or other third parties, do not disclose confidential information that has been provided by an issuer and not previously disclosed in our published credit ratings or credit research products or other publicly available sources. Only include confidential information received from issuers in our publications if the issuer has given prior consent.

→ **Future Rating Actions.** When speaking with investors, subscribers, the press or other third parties, do not give any guidance as to possible future rating actions on any issue or issuer, unless that information has been publicly announced in a Moody's Ratings press release. this restriction applies to the existence, timing or substance of an upcoming rating action, as well as the absence of a rating action. Also, do not give, either implicitly or explicitly, orally or in writing, any advance assurance or prior guarantee of, any rating action.

→ **Rating Committees.** Rating committee deliberations must also be kept confidential. While ratings are determined by majority vote of a committee, Moody's Ratings publishes only one rating opinion. Accordingly, do not disclose to third parties or issuers information regarding the rating committee process, including the vote breakdown or the fact that an analyst might have disagreed with the decision reached by the committee. Also, do not disclose the names or titles of members of a rating committee. If you are a Moody's Ratings employee, keep in mind that there are additional policies and procedures relating to the identification and management of conflicts of interest that may arise in connection with the credit rating process. Familiarize yourself with and follow those policies.

 **Learn more**

Moody's Ratings - Moody's Analytics Separation Policy

IT Use Policy

Confidential Information and Material Non-Public Information Policy







Confidential information

SEPARATION OF MOODY'S RATINGS FROM OTHER MOODY'S BUSINESS SEGMENTS

The essence of our credit rating business is the absolute and unquestioned integrity of our ratings, measurement and evaluation processes. As an Employee, you may not engage in any conduct that interferes, or might have the appearance of interfering, with the outcome of any specific rating, measurement or evaluation process of Moody's Ratings in a manner that could compromise (or appear to compromise) the integrity of such process.

For these reasons, although Moody's Ratings Employees and Employees in other parts of Moody's frequently collaborate and share business information in certain circumstances, we operate Moody's Ratings separately from other Moody's business segments. As a credit rating agency, Moody's Ratings is required to establish, maintain and enforce policies and procedures to address and manage conflicts of interest, including those resulting from its affiliation with other Moody's business segments. The **Moody's Ratings - Moody's Analytics Separation Policy** addresses this risk and provides direction on when, and under what conditions, certain Employees may exchange specified categories of information. All Employees are required to comply with the Moody's Ratings - Moody's Analytics Separation Policy.

If you have questions relating to the separation of Moody's Ratings from other Moody's business segments, seek guidance from the **Compliance department**. If you believe you may have improperly or inadvertently received information that violates the Moody's Ratings - Moody's Analytics Separation Policy, notify your manager and the Compliance department immediately.

 **Consider this ...**

I am working on a major contract to provide certain Moody's data products to a large multinational financial institution, ABC Bank. As the negotiations draw to a close, an executive of ABC Bank told me that ABC Bank recently met with Moody's Ratings about a credit rating for a large debt offering they are planning. The ABC Bank representative is concerned the bank will not get the credit rating he was hoping for and asks if I could call my colleagues in Moody's Ratings and put in a good word for ABC Bank. Is this appropriate?

No. It would be inappropriate to make a call like this. As an Employee in a Moody's business that is separate from Moody's Ratings, you may not engage in conduct that might have the appearance of interfering with or attempting to influence the outcome of a specific credit rating.

Learn more

Moody's Ratings - Moody's Analytics Separation Policy

Intellectual property

We are committed to protecting intellectual property rights by securing and responsibly handling the ideas, works and innovations of others.

CREATING YOUR WORK PRODUCT

During the course of your employment, Moody's owns all intellectual property rights in your Work Product, to the extent permitted by law. This includes all copyrights, trademarks, patents, and know-how associated with your Work Product.

If any Work Product you create is not deemed "work made for hire" or does not belong to Moody's, you agree to assign to Moody's all your rights, title and interest in the Work Product. That includes present and future copyright and patent rights. If local law prohibits assignment of rights, you grant Moody's an exclusive, unlimited, worldwide, perpetual, irrevocable, royalty-free license to your Work Product, to the extent allowed by law.

When it comes to your moral rights of your Work Product, you irrevocably consent to Moody's (in accordance with the law) using your Work Product in any manner that might otherwise infringe on your moral rights.

You will:

→ Complete any documents necessary to document Moody's ownership of your Work Product.

→ Promptly disclose to Moody's any new Work Product that you develop.

Do not misuse any third-party intellectual property, confidential or proprietary information or trade secrets in creating your Work Product or performing any service for Moody's.

What is your work product?

In general, Work Product is the work you create during your employment with Moody's.

What are protected works?

They include:

→ Most publications

→ Computer software

→ Video and audio tapes or files

→ Certain databases

→ Material displayed or published on websites, including articles, musical recordings (such as MP3 files), graphic designs, photographic images and audiovisual materials

PROPER COPYING AND USE

The foundation of our business at Moody's is based on our valuable intellectual property. We must be sensitive to the intellectual property rights of others and the laws protecting intellectual property. Generally, it is against the law to make copies of legally protected works or use them without proper permission. Wrongfully copying copyrighted materials can lead to liability for you and Moody's.

When preparing any Work Product (including presentations to or publications for Moody's Employees, customers, investors or other third parties), do not copy or use protected works prepared by anyone who is not a Moody's Employee (or was not a Moody's Employee when the work was prepared), unless you:

→ Acknowledge using the protected work and in your Work Product, identify (at a minimum) the name of the author, publisher and owner of the work.

→ Accompany extracts of protected works with Moody's own analysis, critique or commentary.

→ Obtain the owner's written consent if you use more than an insubstantial portion of the protected work. Moody's Legal department can help you determine whether written consent is required.

Keep in mind, laws sometimes permit limited "fair use" or "fair dealing" of protected works. Consult Moody's Legal department before relying on this right.

 **Consider this ...**

If our Company pays $1,000 a year for its subscription to a weekly industry newsletter, would it be fair use to make 12 complete copies of that newsletter each week for our regional sales managers?

No, it would not. It may be a fair use to occasionally copy a limited excerpt from the newsletter and circulate it to the regional offices, but not if such copying would effectively serve as a substitute for the subscription. Consult the Moody's Legal department for any specific questions in this area.

When is copying permitted?

Depending on applicable law or the terms of use of the website you are copying from, there are some instances when copying may be permitted, for example when:

→ Preparing a new work summarizing others' copyrighted material and including it in Company publications or reports along with brief quotations

→ Occasionally copying and citing small portions of a publication (e.g., an article or book), but not extensive or regularly copying a publication to reduce subscription costs and broaden internal distribution

→ Making an archival or backup copy of a computer program

→ Forwarding a link to a website where information is published

Some of these examples may still be prohibited due to third-party confidentiality obligations or contractual restrictions. Circumstances when copying is permitted may differ depending on a jurisdiction's intellectual property laws and the facts related to the copying. If you have any questions, consult Moody's Legal department.

Use of Company resources

As Moody's Employees, we are all stewards of our Company's resources.
We must use them responsibly and protect them from theft, carelessness or waste.

SAFEGUARDING OUR ASSETS

Moody's resources are critical to our daily work and operations, and because each of us uses our resources in some way, we also have a duty to protect them, use them efficiently and follow our policies to prevent damage, theft or misuse.

Use Company assets, including Company time, equipment, materials, resources and information, for business purposes only. Do not use Company office space for personal meetings, and keep personal calls, emails and internet usage on or from Company equipment to a minimum.

Remember, you may not use Moody's resources, including computers, systems (email, messaging, phone, etc.) or other assets, to advance your personal interests, including your personal volunteer, charitable or other public service interests, regardless of whether such interests have been formally reported as interests in outside entities.

SAFEGUARDING OUR TECHNOLOGY RESOURCES

When using Moody's technology resources, carefully follow the IT Use Policy to ensure proper use. You may never use our technology resources to transmit, download, display, otherwise disseminate or condone the receipt of any sexually explicit material or any material that may be perceived as harassment of others. If you receive such material, immediately report it to your manager or the People Team.

Always remember that Moody's technology resources, including computers and the internet, are intended to be used for Moody's business. Minimize your personal use and never allow your personal use of these resources to interfere with your work.

Are my personal messages private?

Subject to local law, you should have no expectation of privacy while using any Company technology resources such as computer equipment, voice mail or networking equipment, including email, collaboration tools, instant messaging, SMS/text messages or similar technologies. Moody's reserves the right to monitor use of our technology resources and any communications transmitted or received through our systems without notice where permitted by law. This allows Moody's to:

→ Protect the security of our documents, data, information and systems;

→ Maintain quality standards;

→ Provide business continuity and record retention if an Employee is absent or leaves the Company;

→ Respond to subpoenas, judicial orders or other requests of a governmental agency or authority; and

→ Investigate concerns of wrongdoing, illegal acts or violations of policy by current or former Employees.

To the extent permitted by law, Moody's may use the results of a review, audit, inspection, interception, access or disclosure for disciplinary purposes or in legal proceedings. Also, by using Company computer, voice mail and electronic communications systems, you acknowledge your understanding of Moody's rights and consent to them where permitted by law.

If you do not want your private personal data inspected, do not use Company equipment for personal matters or save your data on Company computer storage devices. Remember, when you leave the Company, you must return any Moody's property to the Company and Moody's may not be able to return to you any personal data that you stored on Company computer systems.



Use of Company resources

What are Moody's resources?

They include:

→ Money

→ Time

→ Equipment

→ Phones and computers

→ Internet access

→ Information

→ Materials

→ Supplies

→ Technology

→ Information resources (including computer systems, voice or email, all copies of documents, messages and any information created, sent, received or stored on our systems)

GOOD CYBERSECURITY PRACTICES

As an Employee, carefully following Moody's cybersecurity policies and procedures will help us secure our technology resources. Remember:

→ You are responsible for safeguarding your passwords to access all Company technology resources, including computer and voice mail systems.

→ Never share your passwords with anyone, and do not access any account on Company computer or voice mail systems other than your own, unless you are a member of Moody's IT department conducting technical support.

→ Safeguard Company laptops, smart phones or any other technology resources provided to you and observe high standards of care to prevent these resources from being lost, stolen or accessed by an unauthorized person.

→ Never disable or attempt to evade Moody's security features and controls, such as firewalls, proxy servers and anti-malware software, which protect our technology resources and information.

If you suspect or become aware of any unauthorized access to or loss, damage or misuse of any Moody's technology resources or information, or anything that might compromise the security of our systems, immediately report it to Moody's Help Desk.

 **Learn more**

IT Use Policy

Use of personal devices and social media

Our personal activities can potentially impact our Company's business and reputation, so we must use care and never allow our personal activities to harm Moody's or anyone else.

PERSONAL DEVICES

Moody's understands the importance of personal devices in our everyday lives. But be aware, your use of any type of personal electronic devices while conducting Moody's business is subject to our policies, including the IT Use Policy, the Moody's Ratings' Electronic Communications Policy, and in some cases, agreements relating to use of personal mobile devices.

If you do any work remotely for Moody's, you may be approved to have remote access to Moody's technology resources through a secure Virtual Private Network ("VPN") or other remote access technology. You may also be permitted to access those resources through certain personally owned mobile devices using a Moody's selected third-party downloadable software application.

Do not download, copy, save, create or work on any Moody's files containing confidential or proprietary information on any system, device or application that is not a Moody's technology resource. All Moody's work must be performed on a Moody's issued/approved device, approved personally owned mobile device, or a Moody's virtual desktop. Do not use any personal email accounts to store, transfer or distribute Moody's confidential or proprietary information.

Always take care not to disclose confidential information.



SOCIAL MEDIA

Moody's recognizes that social media is an important tool that can help us communicate with a wide range of external stakeholders as well as current and future Employees. Social media also plays an important role in many people's personal lives. While using certain social media sites (e.g., LinkedIn, etc.) for legitimate business purposes may be useful to you in your work at Moody's, access to certain social media sites has been blocked from Moody's network, including sites that are primarily used for personal communications, such as Facebook.

Keep in mind that social media must be used appropriately and should never be used in a manner that could disclose confidential information. For example, when attending Moody's meetings or traveling for business, you should not publicize your activities or location on social media or through GPS-based mobile applications as it could alert others about non-public events or information.

Before engaging in social media activity, consult Moody's Social Media Policy, which provides guidance on the appropriate use of social media, whether you are engaging in such activities on Moody's behalf or not.

 **Learn more**

Social Media Policy

IT Use Policy

Moody's Ratings' Electronic Communications Policy

Our responsibility

No matter our jobs at Moody's or where we work, we all have a duty to uphold the laws and regulations that apply to our business.



Insider trading and market abuse

Trust is essential to who we are. So, we take special care with material non-public information, keeping it confidential and never sharing it or using it for securities trading.

UNDERSTANDING THE LAW

As an Employee, you may have access to confidential information that is not available to the public. That information is for Moody's business purposes only. You may not use or share confidential information to trade securities (such as Moody's stock). This act is known as "insider trading."

The insider trading laws and regulations of the United States and many other jurisdictions prohibit buying, selling or tipping someone else to buy or sell a company's securities when you have material non-public information about that company. Violations could lead to heavy fines (including for Moody's) and lengthy prison terms. In the United States (or when trading on a U.S. stock exchange), violators could also face civil penalties of up to three times the profit gained or loss avoided. In other countries, penalties include fines, public censure, compensation/restitution orders and injunctions and potential prison terms.

If you are in possession of material information before it is publicly disclosed, wait until at least the third business day after disclosure before you trade. This gives the market sufficient time to absorb the information.



What is material or inside information?

Information is "material" when a reasonable investor would think it important in deciding whether to buy, hold or sell a security; in short, it is any information that could reasonably affect the price of the security.

In other jurisdictions, material information may be called "inside information" or "price-sensitive information."

Some examples include:

→ Sales results

→ Earnings or estimates (including reaffirmations or changes to previously released earnings information)

→ Dividend actions

→ Strategic plans

→ New products, discoveries or services

→ Important personnel changes

→ Acquisition and divestiture plans

→ Financing plans

→ Proposed securities offerings

→ Marketing plans and joint ventures

→ Government actions

→ Major litigation, litigation developments or potential claims

→ Restructurings and recapitalizations

→ Negotiations or termination of major contracts

→ Potential or pending rating actions



What is "tipping"?

You can violate insider trading and "market abuse" laws by sharing material non-public information with another person. If you do, you can be penalized even if you received no financial gain, or in some jurisdictions, if you did not intend to engage in insider trading.

Do insider trading laws only apply in the United States?

No. Insider trading violates fundamental concepts of fairness that are a basic part of Moody's values. If you work outside the United States, you can still be charged under U.S. laws for insider trading of U.S. securities. In addition, many countries in which we do business have similar laws, such as "market abuse" laws, which may be even broader than those in the United States. In France, for example, such conduct may violate both insider dealing laws and other regulations and result in substantial fines and jail terms. The rules on market abuse apply in all countries in the EU.

Since I am not an analyst in Moody's Ratings, I do not receive material non-public information about issuers. Do these rules really apply to me?

Yes. Regardless of your job at Moody's, insider trading laws apply to you. You may learn information about Moody's business plans through your work that could be material non-public information about Moody's or another company. For example, you may learn that Moody's plans to increase its ownership interest in an affiliate. That company's stock price may change as a result. The same rules that apply to material non-public information about Moody's (or the issuers with which we do business) also apply to information you learn about other companies.

Insider trading and market abuse

 **Consider this ...**

I am an analyst in Moody's Ratings, and while analyzing a U.S. issuer, I reviewed a non-public agreement that will allow the issuer to enter a profitable new line of business. I casually mentioned it to my sister-in-law. Since she does not trade securities, is this acceptable?

No, it is not. Even though your sister-in-law does not generally trade stocks, she could still do so – or share the information with someone who might trade. And after the issuer discloses the agreement, its stock price may well change, earning a profit for investors. By sharing material non-public information about this issuer, you could be found to have violated U.S. insider trading laws, even if you do not make a profit.

SECURITIES TRADING

To comply with the law and facilitate internal monitoring, Moody's requires certain Employees to report certain securities holdings and transactions. For more information on ownership and holding restrictions, as well as any potential reporting requirements you may have, see Moody's Securities Trading Policy or contact the Compliance department.

Do I have to check with anyone before trading Moody's stock?

Unless you are a Moody's officer or director or have been designated an "insider" by the Legal department because you regularly possess material non-public information about the Company, you do not have to check with anyone before trading Moody's stock. You may buy or sell Moody's stock whenever you wish, as long as you do not possess material non-public information about Moody's. If you have any doubt whether information is material, contact Moody's Legal department.

What are the rules for reallocating Moody's securities in my Moody's profit participation plan?

If you possess material non-public information, you may not change the allocation of Moody's securities in your profit participation plan. However, it is not a violation to make purchases in relation to elections you made previously, when you did not have the information.

 **Learn more**

Securities Trading Policy

Anti-bribery and anti-corruption

Because trust is integral to who we are at Moody's, we will not engage in any activity that breaches trust, including acts of bribery or corruption.

KNOWING AND FOLLOWING THE LAW

Anyone who acts on Moody's behalf, including Employees and third parties must represent our Company honestly and ethically. That includes never engaging in commercial or public sector bribery. We follow the anti-corruption laws in various jurisdictions, including the U.S. Foreign Corrupt Practices Act ("FCPA") and the UK Bribery Act 2010 ("UK Bribery Act"), which subject Moody's and our Employees to serious penalties for violations. See our Gifts, Entertainment and Anti-Bribery Policy to learn more.

What is prohibited?

If you work on Moody's behalf, you may not:

Offer, promise or give money, gifts, entertainment or anything else of value, directly or indirectly, to a business contact, including public officials, with the intent of receiving favorable treatment in exchange

or

"Turn a blind eye" to the likelihood that an agent or other third party is making an improper payment in connection with Moody's business

Moody's may be liable for improper payments made by third parties acting on our behalf, so if you work with third parties who will interact with our customers or prospects, including public officials, be sure those third parties are formally vetted before contracting for any services. See the Covered Third Party Anti-Corruption Due Diligence and Contracting Procedures to learn more.

We are also required to make sure Moody's books and records accurately reflect the true nature of our transactions. We must also maintain internal accounting controls to prevent and detect improper transactions. That is why all information relating to our business expenses and other costs must be recorded accurately and completely.

When is it permissible to give gifts, entertainment or other things of value to business contacts?

It is generally acceptable if:

1. The cost is reasonable and justifiable under the circumstances.

2. You have complied with applicable laws.

3. You have not attempted to obtain or retain an improper business advantage, and it does not reflect negatively on Moody's reputation or the recipient's.

4. The offer is bona fide and relates directly to a legitimate business purpose.

5. You have receipts and proper documentation. to support the offer.

Keep in mind, you may not give gifts, entertainment, or anything else of value to public officials, either directly or indirectly, without first complying with all of these requirements and Moody's Gifts, Entertainment and Anti-Bribery Policy. The Compliance department must approve, in advance, any gifts, entertainment or other things of value offered to public officials. If you have any questions regarding bribery and corruption matters, including questions about local anti-bribery laws, contact the Compliance department.

What do I do if I receive an inappropriate request?

Decline the request firmly and immediately. If a customer, public official or other business contact requests a bribe, kickback or other prohibited payment or gift, tell the person you will not consider the request, and immediately inform your manager and Moody's Legal department.



What kinds of gifts, entertainment or other things of value require compliance approval before giving them to a public official?

→ Gifts

→ Promotional items

→ Travel expenses

→ Meals, entertainment, recreation and other hospitality

→ Tickets to sporting, cultural or other events

→ Charitable donations – whether in cash or various forms of sponsorship (such as dinners or golf tournaments

→ Business opportunities

→ Discounted or free products or services

→ Internships, secondment or employment for public officials or their family members

→ Loans

→ Assistance with medical care

 **Learn more**

Gifts, Entertainment and Anti-Bribery Policy

Covered Third Party Anti-Corruption Due Diligence and Contracting Procedures

Political activities

When we participate in the political process, either as a Company or as individuals, we must act ethically and with integrity.

PERSONAL AND CORPORATE ACTIVITIES

As individuals. As a Moody's Employee, you are free to participate in the political process on your own time, as long as you do not imply that you are acting on Moody's behalf. Do not permit your Moody's affiliation to be noted in any outside organization's materials or activities without the approval of Moody's Legal department unless you are serving as a Moody's representative. Individual participation must be completely voluntary and occur only during non-working hours. Do not use Moody's funds, time, equipment, supplies or facilities for your personal political activity.

As a Company. Corporations are not permitted to make political contributions in connection with any election involving a United States federal office. There are similar laws in some states and other countries. Your personal contributions must not be made with, or reimbursed by, Company funds in U.S. federal campaigns or in other U.S. or foreign campaigns where it is illegal.

Discuss any proposed Company political contribution in advance with Moody's Government, Public and Regulatory Affairs department. For more information, see the Political Activities and Lobbying Policy.

LOBBYING

Working to influence legislation or "lobbying" is restricted by laws of the United States, certain states and other countries or jurisdictions. These laws require Moody's to report its lobbying activities, which may include communications you have with any members of U.S. federal, state or local legislative or executive office, or in other jurisdictions, with any members of legislative or executive office or public officials that are meant to influence any action on the Company's behalf.

Before advocating for a public position on government actions on Moody's behalf, contact Moody's Government, Public and Regulatory Affairs department. If you serve on a government advisory board, also be aware of any restrictions on your ability to promote Moody's business during your board work.



Learn more

Political Activities and Lobbying Policy

International business operations

Moody's is privileged to conduct business around the world. We do so ethically, promoting integrity in international trade and following the law.

ECONOMIC AND TRADE SANCTIONS

Because Moody's operates in a variety of countries, we must comply with all economic sanctions-related laws and regulations and export controls in jurisdictions in which it operates. Economic sanctions rules prohibit or restrict trade with certain individuals, entities, nations and territories, or industries. Never engage in any prohibited dealings, including transacting with or providing services to:

→ Any individual or entity (collectively, "person") located, organized or ordinarily resident in a comprehensively sanctioned jurisdiction;

→ Any entity owned (50% or more) by a person or persons located in a comprehensively sanctioned jurisdiction;

→ Any person who is subject to blocking or asset freeze sanctions, including entities owned (50% or more) by a person or persons subject to these sanctions; or

→ Any person where transacting with or providing those services to that person is prohibited under economic sanction rules.

EXPORT COMPLIANCE

If your work involves the export or re-export of goods, including software utilizing encryption technology, be aware that regulatory requirements may apply.

Contact Moody's Legal department at economicsanctions@moodys.com if you are:

→ Unsure of export controls that apply to goods, technology or software;

→ In need of guidance on local export laws; or

→ Planning to transfer software using encryption technology to a country outside the United States.

INTERNATIONAL BOYCOTTS

Be aware of U.S. anti-boycott laws aimed primarily at prohibiting cooperation in the boycott against Israel sponsored by the Arab League and certain other countries but can apply in other cases. These laws are set forth in the:

→ Export Administration Regulations ("EAR"); and

→ Internal Revenue Code ("IRC").

Similar anti-boycott laws may be imposed in other countries where Moody's does business. Contact Moody's Legal department to resolve any conflicts that arise related to anti-boycott laws and immediately inform the Legal department of any boycott-related requests you receive.

TAXATION

Moody's is committed to fulfilling its tax obligations. The Company's failure to file tax returns promptly and accurately and pay required taxes can result in severe penalties.

IMMIGRATION

All countries strictly regulate the entry of citizens of other countries and the right of persons from other countries to work there. If you are a manager considering hiring a non-citizen, know and follow local requirements, including the need for visas and other documentation.

BUSINESS IN NEW COUNTRIES

If our Company decides to expand our operations into any country where we are not currently qualified to do business, there could be important legal and tax implications.

Consult the Legal department about these and any other legal issues that arise in your work.



International business operations

 **The most common economic sanctions measures are ...**

COMPREHENSIVE SANCTIONS ON JURISDICTIONS

They impose restrictions on a particular geography (or persons located there). Under current U.S. sanctions, that includes Iran, Syria, North Korea, Cuba and the Crimea, Donetsk and Luhansk Regions of Ukraine. This list is subject to change at any time. Please contact the Legal department for the most up-to-date list.

"LIST-BASED" SANCTIONS

They prohibit transacting with certain persons identified on watchlists, such as:

→ The list of Specially Designated Nationals and Blocked Persons ("the SDN List") maintained by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC")

→ The Consolidated Sanctions List maintained by the European Union

→ The Consolidated List of Financial Sanctions Targets in the United Kingdom maintained by the Office of Financial Sanctions Implementation ("OFSI")

"ACTIVITY-RELATED" SANCTIONS

They impose more limited restrictions that prohibit certain activities with specific persons.

If you have questions about economic sanctions, please contact the Legal department. You may also use Moody's Integrity Hotline to report possible violations of law or our policies or procedures.

See our Economic Sanctions and International Trade Compliance Policy to learn more.

 **Learn more**

Economic Sanctions and International Trade Compliance Policy



Anti-money laundering

As members of the financial industry, Moody's has a responsibility to do its part to help preserve integrity in the financial system.

KEEPING OUT ILLEGALLY GAINED FUNDS

Money laundering is the act of disguising money earned through criminal activity, such as drug trafficking and smuggling by making it appear to come from legitimate sources. At Moody's, we comply with all applicable anti-money laundering ("AML") laws and related Know Your Customer ("KYC") and Enhanced Due Diligence ("EDD") requirements wherever we operate.

Moody's business activities generally do not put us at risk of being a conduit for money laundering. However, in certain jurisdictions, Moody's role in others' financial transactions may subject us to local AML laws or regulations and require establishment of an AML program. For that reason, Moody's has implemented appropriate AML policies and programs in those jurisdictions.

Even when such a program is not required, we should always be alert to any signs of money laundering. If you believe a customer is deriving funds from illegal activity or engaged in concealing the nature, location, source, ownership or control of funds that will be paid to Moody's or in connection with a transaction in which we are involved, report it immediately to Moody's **Legal department**.

How does money laundering work?

It involves three steps:

1. Illegally gained funds are introduced into a legitimate financial system.

2. The money is moved around to create confusion, sometimes by wiring or transferring it through multiple accounts.

3. Additional transactions are used to integrate it into the financial system until the funds appear to be "clean."



Government investigations and litigations

Moody's is committed to doing what is right, including following laws and cooperating with government investigations.

RESPONDING TO GOVERNMENTAL REQUESTS

Like most organizations, Moody's is sometimes asked to participate in a government investigation. Moody's cooperates as appropriate with such investigations, whether the requests come from the U.S. government, the governments of other countries, and their departments and agencies, or judicial authorities.

Although Moody's cooperates with governmental investigations and responds to valid legal requests, we also have important interests to protect. For example, we must always consider the confidentiality obligations we have to our customers, including whether we need to notify certain customers when requested or ordered to provide information about them. To help Moody's comply with valid requests, fulfill our obligations, and provide accurate information, notify the Legal department if you are approached by a government investigator about Moody's or any of our customers.

This should in no way deter you from reporting concerns of possible wrongdoing to Moody's Integrity Hotline, the Legal department or any of the other resources identified in this Code. Nothing in this Code or in any Moody's agreement limits your right to provide truthful disclosures to governmental or regulatory authorities, which are protected under the whistleblower provisions of applicable laws.

Remember, Moody's prohibits retaliation against any Employee for making a good-faith report of suspected wrongdoing to the Company or the government, or for cooperating with a government investigation. If you believe you have experienced retaliation for making a good-faith report or cooperating with an investigation, report it to the Legal department immediately or contact Moody's Integrity Hotline.

CIVIL LITIGATION

Like all companies, Moody's is sometimes involved in civil litigation, and you may be approached by lawyers for companies or people who have brought (or may bring) suit against the Company or one of our customers. If you are contacted by lawyers or third-party representatives, contact Moody's Legal department for guidance before responding to any questions or providing any information about Moody's or our customers.



When assisting with an investigation, never:

→ Destroy, hide or alter any document, in anticipation of a request from a government agency or court

→ Lie or make misleading statements to any government investigator, or in any deposition or testimony

→ Attempt to encourage anyone else to engage in these acts

FOLLOWING RECORD RETENTION AND PRESERVATION DIRECTIVES

We have a duty to retain documents and other records (in all forms) for the periods of time specified by law and under Moody's record-retention policies, procedures and rules.

When responding to a government investigation or a civil litigation, Moody's may issue a record preservation directive to all relevant Employees who may possess any relevant records. That means the Legal department may occasionally direct you to preserve the records you may have. If you receive such a directive, do not destroy or discard any related records, regardless of where or how those records are stored. If you have not received such a directive but believe you have records related to a subpoena or pending or contemplated litigation or government investigation, immediately contact the Legal department. In those cases, retain all potentially relevant records until the Legal department advises you on how to proceed. Also, if you learn of a subpoena or pending or contemplated litigation or government investigation against Moody's or one of our customers, immediately contact the Legal department.

Also preserve all relevant records subject to a record preservation directive that might otherwise be destroyed or erased (such as voice mail messages). Destroying such records, even inadvertently, could seriously prejudice the Company. Destroying or falsifying a record with the intent of impeding a governmental investigation, audit or examination may lead to prosecution for obstruction of justice. If you are unsure whether a record may be destroyed, consult Moody's Legal department for guidance.

Be aware, these retention rules apply equally to Company records that you store outside of Moody's, including your home. If you do store records outside of Moody's, provide them to the Legal department when requested. If you have any relevant electronic records on your personal computer, smartphone, tablet or other electronic device, Moody's may ask you to provide access to such a device to allow the Legal department or their agent to extract any Moody's records related to an ongoing investigation or litigation.

Are my files, memos and emails confidential?

No. Except for certain "privileged" communications, all Company documents and computer files, including confidential communications and documents, may have to be disclosed to government enforcement organizations or private parties in investigations or lawsuits. Marking documents "restricted" or "confidential" may not protect them from disclosure in court. Ask Moody's Legal department when communications with a lawyer are "privileged" and may be protected from disclosure.



Our resources

When you have questions or need guidance, Moody's has resources to help:

To ask questions or report potential misconduct or other ethical concerns

The People Team

The Compliance department

The Legal department

The Integrity Hotline

Available worldwide, 24 hours a day, seven days a week, 365 days a year in more than 75 languages.



MOODY'S INTEGRITY HOTLINE



Online:
https://moodys.ethicspoint.com



By phone: You can access the Integrity Hotline directly in the following locations:

United States: 1.866.330.MDYS (1.866.330.6397)

Belgium: 0800 14 375

France: 0 800 99 23 64

Hong Kong: 800969419

India: 000 800 919 1504

Singapore: 8001207175

United Kingdom: 0800 102 6525

By telephone from all other jurisdictions: Dial the AT&T Direct Dial Access® code for your location (listed at moodys.ethicspoint.com). Then, at the prompt, dial 1.866.330.MDYS (1.866.330.6397).

If there is no AT&T Direct Dial Access® Code listed for your location, dial your access code for U.S. calls (which you can find by contacting an international operator or by visiting the AT&T World Traveler website, wait for the tone or prompt, and then call 1.866.330.MDYS (1.866.330.6397).

THE PEOPLE TEAM

Maral Kazanjian
Chief People Officer
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-3422
Maral.Kazanjian@moodys.com

Nejiba Chekir
Vice President, HR Regional Partner
77 Esplanade du Général de Gaulle
La Défense
92800 Puteaux France
Telephone: +33 (602) 138-785
Nejiba.Chekir@moodys.com

Maggie Li
Vice President, People Business Partner
One Pacific Place, Floor 24
88 Queensway
Admiralty
Hong Kong
Telephone: (852) 3758-1388
Maggie.Li@moodys.com

THE LEGAL DEPARTMENT

Richard Steele
Senior Vice President & General Counsel
405 Howard Street, Suite 300
San Francisco, CA 94105
Telephone: (415) 874-6113
Richard.Steele@moodys.com

INTERNAL AUDIT

Chelsea Remme
Managing Director, Chief Audit Executive
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-0205
Chelsea.Remme@moodys.com

THE COMPLIANCE DEPARTMENT

Andrew Weinberg
Chief Compliance Officer
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-3478
Andrew.Weinberg@moodys.com

James Bodovitz
Designated Compliance Officer, MIS Americas/Global Coordination
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-2849
James.Bodovitz@moodys.com

Keith Stoddart
Designated Compliance Officer, MIS Asia Pacific
Moody's Asia-Pacific, Ltd
One Pacific Place, Floor 24
88 Queensway
Admiralty
Hong Kong
Telephone: (852) 3758-1426
Keith.Stoddart@moodys.com

Barbara Sullivan
Designated Compliance Officer, MIS EMEA
One Canada Square
Canary Wharf
London, E14 5FA
United Kingdom
Telephone: (4420) 7772-5357
Barbara.Sullivan@moodys.com

Jennifer San Cartier
Designated Compliance Officer, Moody's Analytics and Moody's Shared Services
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-7927
Jennifer.SanCartier@moodys.com

Our policies

Truth is integral to who we are, and we opt to do what's right over what's easy. Each of us has a duty – to ourselves, our colleagues, our stakeholders and everyone we do business with – to uphold and enhance the Company's long-held reputation for legal and ethical conduct.

The following is a list of policies and other resources referenced in the Code. Note that this is not an exhaustive list of Moody's policies. Visit our intranet site to learn more.

Confidential Information and Material Non-Public Information Policy

Covered Third Party Anti-Corruption Due Diligence and Contracting Procedures

Economic Sanctions and International Trade Compliance Policy

GenAI resource hub

Gifts, Entertainment and Anti-Bribery Policy

Global Workplace Violence Prevention Policy

Interactions with Employees of Competitors - Procedure

IT Use Policy

Moody's Ratings' Electronic Communications Policy

Moody's Ratings - Moody's Analytics Separation Policy

Non-Employee Engagement Policy

Outside Interests and Other Potential Conflicts Policy

Personal Data Retention Policy

Personal Relationships and Nepotism Policy

Political Activities and Lobbying Policy

Principles for Responsible AI

PurposeFirst and Remote Working Policy

Securities Trading Policy

Social Media Policy

Travel and Entertainment Policy

Video/Audio Call Recording Policy



MOODY'S RATINGS

Compliance



Code of Professional Conduct

December 2025



Contents





Preamble

Financial markets should be efficient and fair to all market participants. Credit rating agencies play an important role in these markets. Moody's Ratings provides information and opinions in the form of credit ratings and related research about the creditworthiness of issuers of securities and their financial obligations. In addition, Moody's Ratings also provides Other Permissible Services globally and certain Ancillary Services in a limited number of jurisdictions.

Credit Ratings

Our credit ratings are forward-looking opinions that seek to measure relative credit loss. That is to say, they forecast the likelihood of default on a bond and the estimated severity of loss in the event of that bond's default.

Given the vast amount of information available to investors today, Moody's Ratings helps investors and others sift through this information and analyze the credit risks they face when lending to a particular borrower or when purchasing an issuer's debt or debt-like securities.[1] Moody's Ratings makes our public credit ratings available to investors globally on a contemporaneous basis, free of charge.

Ancillary Services and Other Permissible Services

Ancillary Services[2] refers to those Moody's Ratings products and services that are not Credit Rating Services and that may include market forecasts, estimates of economic trends, pricing analysis, or other general data analysis as well as related distribution services. At this time, Moody's Ratings does not offer Ancillary Services as a global offering. Other Permissible Services means those products and services identified in the Rating Symbols and Definitions publication that are not Credit Rating Services or Ancillary Services. Moody's Rating's Other Permissible Services include those that are both unregulated and those that are regulated.

In order to enhance market understanding and confidence in Moody's Ratings' credit ratings and non-credit rating services, Moody's Ratings has adopted this Code of Professional Conduct (the "Moody's Ratings Code" or this "Code"). Through this Code, Moody's Ratings seeks to protect the quality and integrity of the rating and assessment processes, so that investors and issuers are treated fairly, and to safeguard confidential information provided to us by issuers. To use Moody's Ratings credit ratings and other services effectively, the market should be informed of both their attributes and limitations. It is our responsibility to be as transparent as practicable with respect to our:

→ Rating methodologies and frameworks;

→ Rating and assessment policies; and

→ Overall track record, where applicable.

---

[1] Moody's assigns credit ratings to entities as well as different types of debts or financial obligations – including, for example, private loans, publicly and privately traded debt securities, preferred shares, and other securities that offer a fixed or variable rate of return. For simplicity's sake, the term "debt and debt-like securities" is used herein to refer to debt securities, preferred shares, and other financial obligations of these sorts.

[2] In certain jurisdictions, Other Permissible Services may be considered under local regulation to be Ancillary Services. For those jurisdictions, those services will be subject to the provisions that apply to global Other Permissible Services.



This Code, as well as the policies referenced, are accessible on Moody's Ratings' public websites.[3] All references to Moody's Ratings' public websites include ratings.moodys.com as well as Moody's Ratings' regional websites, such as ratings.moodys.com/Japan, as applicable.

This Code is organized into three main sections: (i) Universal Provisions, (ii) Credit Ratings, and (iii) Ancillary Services and Other Permissible Services. The Credit Ratings and Ancillary Services and Other Permissible Services sections each contain four sub-sections:[4]

→ Quality and Integrity of the Rating/Assessment Process

→ Independence and Avoidance and/or Management of Conflicts of Interest

→ Responsibilities to the Investing Public and Issuers

→ Training

I. Defined Terms

For the purposes of this document, the terms below, organized by category, are defined as follows:

Documents

1 The International Organization of Securities Commissions' Code of Conduct Fundamentals for Credit Rating Agencies ("IOSCO Code") is a framework Code of Conduct published on December 23, 2004 and subsequently revised in May 2008 and March 2015, by the International Organization of Securities Commissions. It was developed through cooperative efforts of international securities regulatory authorities, rating agencies, issuers, investors, and other market participants. Moody's Ratings has publicly endorsed the IOSCO Code.

2 The International Organization of Securities Commissions' Principles Regarding the Activities of Credit Rating Agencies ("IOSCO Principles") is a set of broad principles developed by the international regulatory community and published on September 25, 2003. The IOSCO Principles is the document upon which the IOSCO Code is based. Moody's Ratings has publicly endorsed the IOSCO Principles.

3 The Moody's Corporation Code of Business Conduct ("MCO Code") is the code of conduct adopted by Moody's Corporation ("MCO").

4 The Moody's Ratings Code of Professional Conduct ("Moody's Ratings Code" or the "Code") is the code of conduct for Moody's Ratings. The Moody's Ratings Code governs the conduct of Moody's Ratings, all Moody's Ratings Employees, and those relevant MCO Employees who support the Moody's Ratings Credit Rating process.

5 The Rating Symbols and Definitions publication is a reference guide that sets out definitions of the rating symbols and rating scales used by Moody's Ratings.

6 Securities Trading Policy is the Moody's Corporation Securities Trading Policy.

---

[3] Although in the interest of transparency we have posted this Code and other related policies on Moody's Ratings' public websites, Moody's Ratings does not assume, as a result of such public disclosure, any responsibility or liability to any third party arising out of or relating to this Code or those policies. The Moody's Ratings Code is not part of any contract with any third party, and no third party shall have any right to enforce any of its provisions. Moody's Ratings also retains complete discretion to revise this Code at any time to reflect changes in Moody's Ratings ratings policies and procedures or to address changes in market, legal, or regulatory circumstances.

[4] The Moody's Ratings Code has been structured in this manner in order to track the IOSCO Code as closely as possible.



Employee Types

1   An Analyst is: (i) any Moody's Ratings Employee assigned to a ratings team with the title of Ratings Associate or higher whose function is to (a) assign or monitor Credit Ratings and, if applicable, the related rating outlook or rating review, (b) assist in drafting materials or developing deal specific models being considered for rating committees, or (c) supervise Moody's Ratings Employees included in (a) or (b) of this definition; or (ii) any Moody's Ratings Employee assigned to an analytical assessment team with the title of Ratings Associate or higher whose function is to (a) determine or, where applicable, monitor a non-credit rating assessment, (b) assist in drafting materials or developing deal specific models being considered for a non-credit rating assessment, or (c) supervise Moody's Ratings Employees included in (a) or (b) of this definition. The definition of "Analyst" excludes any Moody's Ratings Employee assigned to an analytical team who is not involved in either the Credit Rating or non-credit rating assessment processes or supports these processes solely through administrative tasks, such as entering information into internal systems.

2   The DCO is the individual designated by Moody's Ratings as a Designated Compliance Officer.

3   An Employee is any full-time or part-time employee of Moody's Corporation or its wholly owned subsidiaries, wherever located.

4   Management or Managers are those employees who have personnel management responsibilities.

5   Rating Personnel are Moody's Ratings Employees who participate in (i) determining or monitoring a rating or a non-credit rating assessment or (ii) the development or approval of procedures, frameworks, or methodologies used for determining a rating or non-credit rating assessment. Rating Personnel includes Analysts and managers of Analysts and excludes any Moody's Ratings Employee who supports these processes solely through administrative functions (e.g., information gathering and dissemination, entering information into internal systems), information technology functions, or process and workflow design functions.

Organizational Structure

1   The Commercial Group is the Moody's Ratings department that is responsible for business strategy and planning, new business origination, and business relationships with Issuers and Rated Entities or those that have engaged Moody's Ratings for a service.

2   The Compliance Department is the department that is responsible for assessing Moody's Ratings' and its Employees' compliance with the policies and procedures described in this Code. The Compliance Department is an organizationally independent department that serves an oversight role that does not participate in the determination of any credit ratings, regulated assessments, or non-regulated assessments, nor does the Compliance department participate in the development of procedures, methodologies, or frameworks used to determine said credit ratings, regulated assessments, or non-regulated assessments.

3   Credit Strategy and Standards Group (CSS) is responsible for upholding the accuracy of Moody's Ratings' Credit Ratings and rigor of its analytic processes. CSS comprises the following functions: Methodology & Model Development Group; Methodology Review Group (MRG); Credit Strategy & Guidance; Credit Standards; and CSS Risk Management. Each function reports to the Moody's Ratings Chief Credit Officer, who serves as the Head of CSS.

4   MCO refers to Moody's Corporation and its majority-owned affiliates.



5   The MIS Board refers to the board of directors of Moody's Investors Service, Inc.

6   Moody's Ratings refers to all MCO entities that issue ratings under the "Moody's Ratings" brand name, including Moody's Investors Service, Inc.

Services and Products

1   Ancillary Services are those products and services that are not Credit Rating Services and which may include market forecasts, estimates of economic trends, pricing analysis, or other general data analysis as well as related distribution services.

2   Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

3   A Credit Rating is an opinion from Moody's Ratings regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share, or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share, or other financial instrument, issued using an established and defined ranking system of rating categories. (See Section III below.)

4   A Credit Rating Action is any one of the items below:

→   Assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

→   Removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

→   A change in a Credit Rating (i.e., upgrade or downgrade);

→   Placing a Credit Rating on review, changing the direction of an existing review, or taking a Credit Rating off review (i.e., Credit Rating Confirmation);

→   Assignment or change in an outlook associated with a Rated Entity or one or more Credit Ratings;

→   Affirmation of a Credit Rating; or

→   Withdrawal of a Credit Rating.

5   A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. Moody's Ratings may also publish a Credit Rating Action related to public Credit Ratings on ratings.moodys.com that is not accompanied by a Credit Rating Announcement.

6   Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable, the related rating outlook or rating review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

7   The Disclosure Form is a form that contains regulatory disclosures and is published on ratings.moodys.com for public Credit Ratings and in the rating folder of the electronic platform



for Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings at the time a Credit Rating Action is published.

8   Non-Participating Credit Ratings are published Credit Ratings in which the Issuer has declined (expressly or through failure to respond to) Moody's Ratings' offer to participate in the rating process on a going-forward basis.

9   Other Permissible Services are those products and services identified in the Rating Symbols and Definitions publication that are not Credit Rating Services or Ancillary Services.

10 Rating Services means any or all of the following: Credit Rating Services, Ancillary Services and/or Other Permissible Services.

11 Regulated Assessments means Other Permissible Services that are subject to specific requirements mandated by law or regulation.

12 Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

> → Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

> → Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

> → Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs, or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs, or credit facilities.

13 Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.

Other

1   An Agent is any party working on behalf of a Rated Entity or working on behalf of an agent of the Rated Entity.

2   EU means the European Union.

3   A Family Member is any of the following:

> → An Employee's spouse or domestic partner;

> → A person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more than casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangements;

> → An Employee's minor or dependent children;

> → Any other relative sharing the same household as an Employee;


> → Any persons who do not live in the same household as an Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and

> → Any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy) whose managerial responsibilities are discharged by, that is set up for the benefit of, that is directly or indirectly controlled by, or whose economic interests are substantially equivalent to, the Employee or any Family Member.

4 Fee Discussions are any discussions about fees for Rating Services and any discussions or correspondence (whether internal or external) relating to those discussions.

5 Form NRSRO is the application filed by Moody's Investors Service, Inc. with the U.S. Securities and Exchange Commission for registration as a Nationally Recognized Statistical Rating Organization (NRSRO). As noted in its most current Annual Certification of Form NRSRO, Moody's Investors Service, Inc. conducts its credit rating business under the brand name Moody's Ratings.

6 An Issuer is any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term "Issuer" also includes the corporate parent or majority-owned subsidiary of an Issuer. In relation to Ancillary Services or Other Permissible Services, an Issuer also includes any entity that has engaged Moody's Rating for the provision of that service.

7 Issuer Confidential Information is any information received by Moody's Ratings from an Issuer, its affiliates, or its Agents in connection with the rating process or in connection with providing Ancillary Services or Other Permissible Services in respect of which Moody's Ratings has received written notice specifically indicating the proprietary and confidential nature of the information. However, the term "Issuer Confidential Information" shall not include:

> → Information that is publicly known;

> → Information available to Moody's Ratings on a non-confidential basis prior to disclosure by the Issuer, its affiliates, or its Agents;

> → Information that becomes available to Moody's Ratings on a non-confidential basis from a third party not reasonably known by Moody's Ratings to be bound by a confidentiality agreement with the Issuer or otherwise prohibited from making available such information;

> → Information developed independently by Moody's Ratings;

> → Information that has been aggregated or transformed in such a way that it is no longer identified as relating to any individual Issuer; or

> → Information that is approved for public disclosure in writing by the Issuer, its affiliates, or its Agents.

8 Non-Public Information is information that has not been publicly disseminated (for example, through public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated news service; or the issuance of a proxy statement or prospectus).



9 The terms Own, Owning and Ownership refer to all methods by which an Employee may possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a Security). For the purposes of this Code, direct ownership includes all Securities held in trust (other than a blind trust) and all Securities held in any individual retirement account (IRA) or 401(k) other than Moody's Profit Participation Investment Plan. For the purposes of this Code, Employees are deemed to be the beneficial owner of all Securities held by their Family Members.

10 Rated Entity means any entity rated by Moody's Ratings or any entity that issues securities rated by Moody's Ratings or any entity that is seeking a Credit Rating from Moody's Ratings or the subject of any assessment provided as an Other Permissible Service or an Ancillary Service.

11 Restricted List is a list of Securities by industry, geography, or regulation, which an Employee and any Family Members of that Employee may not Own or Trade.

12 Security is any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds, and unit investment trusts.

13 The term Trade (including Trades, Traded and/or Trading) refers to any transaction by which a person acquires or divests himself/herself from an interest or position in a Security, including but not limited to purchases, sales, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities), and entering into derivative transactions, including put options, calls, and equity swaps as well as liquidating such derivative positions through purchase, sale, or exercise.

14 UK means the United Kingdom.

II. Universal Provisions

1. Integrity

1.1 Moody's Ratings Employees will comply with all applicable laws and regulations governing their activities in the jurisdictions in which they operate. For greater certainty, to the extent that a provision in the Moody's Ratings Code is inconsistent with applicable laws and regulations in a jurisdiction in which Moody's Ratings operates, then that provision in the Moody's Ratings Code will not apply in that jurisdiction to the extent of the inconsistency.

1.2 Moody's Ratings and its Employees will deal fairly and honestly with Issuers, Rated Entities, customers, investors, other market participants, and the public.

1.3 Moody's Ratings will hold its Employees to high standards of integrity. Moody's Ratings will not knowingly employ any individuals with demonstrably compromised integrity, subject to applicable law.

1.4 While Employees are not expected to be experts in the law, they are expected (and in some cases required by applicable laws and regulations) to report activities of which they



are aware that a reasonable person would question as a potential violation of applicable laws and regulations or this Code. All Moody's Ratings Employees outside the EU and UK are obligated to report these issues promptly to the Compliance Department or through Moody's Integrity Hotline. Employees in the EU and UK are encouraged to report such violations. Moody's Ratings Employees within the EU and UK are required to report all suspected legal violations to the Compliance Department. In accordance with the MCO Code, Employees also may report such matters on a confidential basis by calling the Moody's Integrity Hotline. The Compliance Department will take appropriate action, as determined by the applicable laws and regulations of the jurisdiction and the policies and procedures established by Moody's Ratings.

1.5 Management prohibits retaliation by any Employee or by Moody's Ratings itself against any Employee who, in good faith, reports a possible violation of the law, regulation, or this Code.

2. Independence and Avoidance and/or Management of Conflicts of Interest

2.1 Moody's Ratings and its Employees will use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.2 Moody's Ratings will not engage in any securities (including derivatives) trading that presents actual or potential conflicts of interest with Moody's Ratings' rating-related activities.

2.3 In accordance with the Gifts, Entertainment, and Anti-Bribery Policy, Moody's Ratings maintains prohibitions on soliciting or accepting money, gifts, favors, services, or entertainment from any Rated Entity or any sponsor of any Rated Entity or its Agents. All Moody's Ratings Employees must comply with this policy.

2.4 Any Analyst or Manager who becomes involved in any personal relationship that may create an actual or potential conflict of interest (including, for example, any personal relationship with an employee of a Rated Entity or Agent of such entity within his or her area of analytic responsibility), will be required, subject to applicable law, to disclose such relationship to his or her Manager or a member of the Compliance Department. Based on the assessment of this information, Moody's Ratings will take appropriate steps to mitigate an actual or potential conflict.

3. Responsibilities to the Investing Public and Issuers

3.1 Moody's Ratings will maintain and enforce policies and controls that require its Employees to take all reasonable measures to protect all property and records belonging to or in possession of Moody's Ratings from fraud, theft, and misuse.

3.2 In accordance with the MCO Code and the Securities Trading Policy, Employees and their Family Members are prohibited from Trading in a Security (including derivatives) while aware of Material Non-Public Information related to the Issuer of such Securities or the Security itself as a result of their employment or other relationship with Moody's. Employees and their Family Members are also prohibited from Trading in a Security while aware of Non-Public Information relating to that Issuer or Security that is proprietary to



Moody's. Employees must periodically certify their compliance as required by such policy.

3.3 Employees will not use or share Issuer Confidential Information for any purpose except as otherwise provided in this Code.

3.4 Moody's Ratings may be required to refer to appropriate law enforcement or regulatory authorities any information that Moody's Ratings has received from a third party and finds credible that alleges that an Issuer of securities rated by Moody's Ratings has committed or is committing a violation of law that has not been adjudicated by the relevant court. Moody's Ratings is not required to verify the accuracy of the information alleging the material violation of law.

4. Governance, Risk Management, and Training

4.1 Business management is responsible for the implementation and the enforcement of the Moody's Ratings Code. The MIS Board oversees these responsibilities.

4.2 MCO has established an Enterprise Risk Management function charged with identifying principal risks across MCO, including within Moody's Ratings' businesses.

4.3 The Compliance Department will be responsible for periodic training in connection with the MCO Code and the Moody's Ratings Code, as well as other relevant Compliance policies, including relating to securities trading and protection of confidential information and/or Non-Public Information, with content updates as needed. The Compliance Department also will establish controls to verify completion of such training.

5. Enforcement and Disclosure of the Moody's Ratings Code and Communication with Market Participants

5.1 The provisions of this Code are derived primarily from the IOSCO Principles and the IOSCO Code. However, Moody's Ratings has made certain modifications to more closely align this Code with Moody's Ratings' business model and practices, as well as the laws adopted by various regulators globally.

5.2 With respect to the subjective standards that are incorporated in this Code, Moody's Ratings will use its good faith efforts in implementing such standards.

5.3 Moody's Ratings will publish in a prominent position on its public website(s) links to (i) the Moody's Ratings Code; (ii) a general description of the methodologies Moody's Ratings uses in assigning Credit Ratings; (iii) information about Moody's Ratings' historic Credit Rating(s) performance; and (iv) any other such disclosures required under this Code.

5.4 The Compliance Department will be responsible for assessing adherence to the various procedural provisions of this Code. The reporting line of the Compliance Department will be independent of Moody's Ratings' Credit Rating and assessment activities. Neither Moody's Ratings' DCOs, nor any other Employee within the Compliance Department, may: (i) participate in the determination of Credit Ratings or assessments; (ii) participate in the development of ratings methodologies or models or assessment frameworks; (iii) perform sales and marketing functions; or (iv) participate in establishing compensation levels, other than for Compliance Department employees. In addition, all Employees in the Compliance Department will be required to certify to the Moody's Ratings Code and its



requirements upon commencement of their employment by Moody's Ratings and annually thereafter. The DCOs are responsible for implementation and enforcement of these requirements within the Compliance Department. An Employee who becomes aware of a breach of this Code will be required to report such breach to the Compliance Department.

5.4.1 Compensation of the DCOs will not be linked to Moody's Ratings' financial performance and will be arranged so as to promote and not impair the independence of the DCOs and the Compliance Department; provided that the foregoing will not prevent Compliance employees from participating in broad-based retirement plan benefits on the same terms and conditions made available to Moody's Ratings Employees generally.

5.4.2 On an annual basis the Compliance Department will review Moody's Ratings' compliance during the prior calendar year with Moody's Ratings' policies and procedures that relate to ratings-related activities, including any material changes to the Moody's Ratings Code, the MCO Code, and Moody's Ratings' conflict of interest policies. Specifically, the Compliance Department will prepare a confidential, annual compliance report in respect of Moody's Investors Service, Inc., which will, as required by law, address its compliance with relevant securities laws, be certified by the DCO as to its accuracy and completeness, and be submitted to the appropriate agencies.

5.5 The MIS Board oversees Moody's Ratings' policies and procedures that relate to ratings-related activities and conflicts of interest, its internal control systems for such policies and procedures, and its compensation and promotion policies and practices.

5.6 Moody's Ratings will establish, maintain and enforce policies and controls for receiving, reviewing, retaining, and handling complaints, including those that are provided on a confidential basis, as set forth in the Receipt, Review and Retention of Complaints – Policy. The Compliance Department will conduct a review of all relevant complaints in accordance with its policies and procedures and will make a determination whether any further escalation is necessary.

III. Credit Ratings

What Are Credit Ratings?

A Credit Rating is an opinion regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share, or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share, or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Ratings are based on information obtained by Moody's Ratings from sources believed by Moody's Ratings to be accurate and reliable, including, but not limited to, Issuers and their Agents, as well as sources independent of the Issuer. Moody's Ratings relies on Issuers and their Agents to provide information that is true, accurate, timely, complete, and not misleading.

Moody's Ratings adopts all necessary measures so that the information it uses in assigning a Credit Rating is of sufficient quality and from sources Moody's Ratings considers to be reliable, including, when appropriate, independent third-party sources. However, Moody's Ratings is not an auditor and cannot in every instance independently verify or validate information received in



the rating process. Thus, in assigning a Credit Rating, Moody's Ratings is in no way providing a guarantee with regard to the accuracy, timeliness, or completeness of factual information reflected, or contained, in the Credit Rating or any related Moody's Ratings publication.

In the rating process, Moody's Ratings maintains independence in its relationships with Issuers, investors, and other interested entities. Moody's Ratings does not have a fiduciary relationship with the Issuer whose security is being rated (or any other party). Nor does Moody's Ratings act as an advisor to the Issuers it rates. Moody's Ratings may comment on the potential credit implications of proposed structural elements of a security, but Moody's Ratings does not participate in the actual structuring of any security under consideration for a Credit Rating.

As a matter of policy, and in keeping with its role as an independent and objective publisher of opinions, Moody's Ratings retains complete editorial control over the content of its Credit Ratings, credit opinions, commentary, and all related publications. Moody's Ratings reserves the right at any time to suspend, modify, lower, raise or withdraw a Credit Rating, or place a rating on review, in accordance with Moody's Ratings policies and procedures. Moody's Ratings editorial control includes its right to decide whether, and when, to issue a Credit Rating or publish any information or commentary, except in those rare instances where the public disclosure of a Credit Rating has been contractually limited (see Provision 3.4 below) or limited by applicable laws and regulations.

The Provisions

1. Quality and Integrity of the Rating Process

As described in the IOSCO Principles, Moody's Ratings will endeavor to provide forward-looking opinions on the relative creditworthiness of Issuers of debt and debt instruments in order to help reduce the information asymmetry that exists between those Issuers and potential purchasers of their debt.

A. QUALITY OF THE RATING PROCESS

1.1 Since Credit Ratings are probabilistic opinions about future creditworthiness, the performance of an individual Credit Rating will not be judged on the basis of the individual outcome, but on whether the individual Credit Rating was formed pursuant to Moody's Ratings' established processes. Where possible, the performance of Credit Ratings collectively will be evaluated on the basis of how they perform on a statistical basis ex post (e.g., default studies, accuracy ratios, and stability measures).

1.2 Moody's Ratings will develop and maintain rigorous and systematic rating methodologies. Where possible, resulting Credit Ratings will be periodically subjected to objective validation based on historical experience. MRG is responsible for monitoring the appropriateness and completeness of rating methodologies and procedures and for the initial approval of significant changes to Moody's Ratings' rating methodologies and procedures. The MIS Board must approve new or materially changed rating methodologies and procedures before their use.

1.3 In assessing an Issuer's or obligation's creditworthiness, Analysts will use Moody's Ratings' published methodologies, where appropriate. Analysts will apply a given methodology in a consistent manner, as determined by Moody's Ratings.

1.4 Credit Ratings will be determined by rating committees and not by any individual Analyst, and each rating committee will have the participation of at least one Analyst with three



years or more experience in performing credit analysis. Once a rating committee has determined the appropriate Credit Ratings to be assigned to a Rated Entity's debt classes (e.g., senior unsecured), or to debt issued under certain specific program documents, Moody's Ratings will assign such Credit Ratings to such classes unless and until a subsequent rating committee determines otherwise.

1.4.1 Debt issuance by a Rated Entity or under specific program documents may be routine (e.g., refinance), or may be material to the Rated Entity's creditworthiness or the program structure (e.g., a material change in the Rated Entity's leverage). It is the responsibility of the Analyst to monitor the Issuer's debt issuance and leverage and changes to program documents and to bring material changes to the rating committee's attention. Credit Ratings that are assigned to securities that are issued over time pursuant to programs, series, or categories of debt that are subject to an existing Credit Rating, or based on the pass-through of a primary Rated Entity's Credit Rating, derive their Credit Rating exclusively from the existing Credit Rating of the program, series, category of debt, or primary Issuer, as the case may be, and the rating committee for the existing Credit Rating incorporates future issuances into its analysis. Consequently, Credit Rating Actions with respect to these Credit Ratings are not subject to further analysis by a rating committee beyond the analysis conducted by the original rating committee for the existing Credit Rating.

1.4.2 A provisional notation may be removed from a Credit Rating when the applicable contingencies contemplated by the rating committee that assigned the provisional Credit Rating are deemed to have been fulfilled.

1.4.3 In producing a Credit Rating, Moody's Ratings will consider all information known and believed to be relevant by the applicable Analyst and rating committee about an Issuer, including information received from a source other than the Issuer or underwriter that the applicable Analyst and rating committee find credible and potentially significant to a rating decision in a manner generally consistent with Moody's Ratings' published methodologies. Moody's Ratings will establish, maintain, and enforce policies and controls to assure that the Credit Ratings it disseminates are based on a thorough analysis of all such information. In formulating Credit Ratings, Moody's Ratings will employ Analysts who, individually or collectively (for rating committees), have appropriate knowledge and experience in developing a rating opinion for the type of Issuer or credit being analyzed.

1.4.4 Moody's Ratings may assign a Credit Rating on a "point in time" basis, as noted in the relevant Credit Rating Announcement, that is subsequently withdrawn as soon as practicable.

1.5 Moody's Ratings will comply with its record retention policies and applicable laws when maintaining records used to support its Credit Rating processes. Moody's Ratings will establish, maintain, and enforce policies and controls so that its Employees comply with Moody's Ratings' record retention policies and with applicable laws governing retention and disposition of records. Moody's Ratings Employees will familiarize themselves with Moody's Ratings' record retention policies and periodically certify their compliance with such policies.



1.6 Moody's Ratings and its Analysts will establish, maintain, and enforce policies and controls to avoid issuing any Credit Ratings that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an Issuer or obligation.

1.7 Moody's Ratings will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, Moody's Ratings will assess whether it is able to devote sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, Moody's Ratings will make such limitation clear in a prominent place. Moody's Ratings adopts all necessary measures so that the information it uses in assigning a rating is of sufficient quality and from sources Moody's Ratings considers to be reliable including, when appropriate, independent third-party sources. In cases involving new types of financial products, Moody's Ratings will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. Moody's Ratings will require the relevant functions within CSS to:

a) Review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures Moody's Ratings has rated;

b) At least once every 12 months, review the methodologies (including the credit rating models, credit rating scorecards, and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards, and key ratings assumptions contained within the methodologies) Moody's Ratings uses; and

c) Assess whether existing methodologies and models for determining Credit Ratings of structured products are appropriate when Moody's Ratings determines that the risk characteristics of the assets underlying a structured product have materially changed.

1.8 Moody's Ratings will organize its rating committees to promote continuity and avoid bias in the rating process.

B. MONITORING AND UPDATING

1.9 Moody's Ratings will allocate adequate personnel and financial resources to monitoring and updating its Credit Ratings on a timely basis. Once a Credit Rating is published, and unless it is withdrawn, Moody's Ratings will:

a) At least annually[5] review the creditworthiness of the Issuer or other relevant entity or obligation;

b) Initiate a review of the status of the Credit Rating upon becoming aware of any information that might reasonably be expected to result in a Credit Rating Action, including withdrawing a Credit Rating consistent with the applicable methodologies; and

---

[5] Under certain exceptional circumstances and where analytically warranted, the period between reviews may extend longer than 12 months. In addition, some jurisdictions require reviews for certain Issuers to be more frequent than annually.



c) Update on a timely basis the Credit Rating, as appropriate, based on the results of any such review referred to in a) and b) above. In addition, upon adoption of a new or revised rating methodology, Moody's Ratings will review the impact of the new or revised methodology to outstanding Credit Ratings and take any necessary Credit Rating Action, within a reasonable period of time.

Where practicable, Moody's Ratings will leverage available information and expertise in the monitoring process. Moody's Ratings will apply changes in relevant key rating assumptions both to current and newly assigned Credit Ratings.

1.10 Where Moody's Ratings uses separate analytical teams for assigning initial Credit Ratings and for monitoring such Credit Ratings, each team will have the requisite level of experience and resources to perform its respective functions in a timely manner. Moody's Ratings will also evaluate internal processes and market trends in order to maintain operational flexibility to allocate resources needed to monitor existing Credit Ratings and conduct reviews on a timely basis.

1.11 Moody's Ratings will establish, maintain, and enforce policies and controls relating to the publication of Credit Rating Announcements that announce Credit Rating Actions, including the withdrawal of a public Credit Rating on an Issuer or obligation (except for routine debt maturities, calls, or redemptions).

C. INTEGRITY OF THE RATING PROCESS

1.12 Moody's Ratings and its Employees will not, either implicitly or explicitly, give any assurance or guarantee of a particular Credit Rating prior to a rating committee. This does not preclude Moody's Ratings from developing preliminary feedback in connection with its ratings analysis. In addition, Moody's Ratings and its Employees will not make a promise or threat about potential Credit Rating Actions to influence Rated Entities, investors, or other market participants to pay for Credit Ratings or other services.

1.13 Moody's Ratings will not:

a) Provide rating advisory services;

b) Act as a broker or dealer engaged in the business of underwriting securities or money market instruments;

c) Have a financial or controlling interest in an entity rated by Moody's Ratings or any of the "Credit Rating Affiliates" identified in Item 3 of the Annual Certification of Form NRSRO filed by Moody's Investors Service, Inc. and available on Moody's Ratings' public website(s);

d) Issue or maintain a Credit Rating with respect to any entity that has a controlling interest in Moody's Ratings, including MCO; or

e) Issue or maintain a Credit Rating on any single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber) from which it receives 10 percent or more of its annual net billings.

1.14 Moody's Ratings does not provide consultancy or advisory services to Rated Entities or their agents and will not make proposals or recommendations to an obligor or Issuer, underwriter, or sponsor of an obligation, regarding the corporate or legal structure, assets, liabilities, or activities of an obligor or Issuer or the design of financial



instruments. Consistent with this prohibition, in assessing credit risk, Moody's Ratings Employees may properly hold a series of discussions with an Issuer, Rated Entity, or its Agents in order to:

a) Understand and incorporate into their analysis the particular facts and features and any modification thereof, as proposed by the Issuer, Rated Entity, or its Agents; and

b) Explain to the Issuer, Rated Entity, or its Agents the Credit Rating implications of Moody's Ratings' methodologies as applied to the Issuer or obligation.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.1 Moody's Ratings will not forbear or refrain from taking a Credit Rating Action, or from initiating or concluding a review of a Credit Rating, based on the potential effect (economic, political, or otherwise) of the action on Moody's Ratings, an Issuer, Rated Entity, investor, or other market participant.

2.2 The determination of a Credit Rating will be influenced only by factors relevant to the credit assessment.

2.3 The Credit Rating Moody's Ratings assigns to an Issuer or obligation will not be affected by the existence of, or potential for, a business relationship between Moody's Ratings (or MCO) and the Issuer (or its affiliates), or any other party, or the non-existence of any such relationship.

2.4 Moody's Ratings will separate, operationally and legally, and if practicable, physically, its Credit Rating Services and Analysts from any other business that may present a conflict of interest. If Moody's Ratings offers Ancillary Services and Other Permissible Services, Moody's Ratings will disclose such services on its public website(s). If Moody's Ratings intends to offer new Other Permissible Services or Ancillary Services, Moody's Ratings will first consult with the Compliance or Legal Department. Moody's Ratings will establish, maintain and enforce policies and controls designed to minimize the likelihood that conflicts of interest with Moody's Ratings' Credit Rating Services will arise, or to appropriately manage those conflicts that may arise, in connection with Moody's Ratings' provision of Ancillary Services and/or Other Permissible Services.

B. PROCEDURES AND POLICIES

2.5 Moody's Ratings will establish, maintain, and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the determination of Credit Ratings, or the approval of new or revised Credit Ratings. As more fully described and disclosed in the Annual Certification to Form NRSRO filed by Moody's Investors Service, Inc. (which is available on Moody's Ratings' public website), Moody's Ratings has established policies to address and manage the following conflicts, among others:

a) Moody's Ratings is paid by Issuers or underwriters to determine Credit Ratings with respect to securities, obligations, or money market instruments they issue or underwrite;

b) Moody's Ratings is paid by obligors to determine Credit Ratings of those obligors;



c) Moody's Ratings is paid by investors to determine Credit Ratings with respect to securities, obligations, or money market instruments;

d) In addition to Credit Ratings, Moody's Ratings provides other services, including but not limited to Rating Assessment Services, to Issuers or obligors that may be subject to a Credit Rating by Moody's Ratings. Moody's Ratings is paid for these other services by the requesting Issuer or obligor; and

e) Moody's Ratings may issue Credit Ratings covering, and/or requested by, entities that may have significant financial interest (i.e., 5% or more of outstanding shares) in MCO, Moody's Ratings' parent company.

2.6 Moody's Ratings' disclosures of known actual and potential conflicts of interest will be complete, timely, clear, concise, specific, and prominently displayed. Such disclosures will be made on Moody's Ratings' public website(s).

2.7 Moody's Ratings will disclose the general nature of its compensation arrangements with Rated Entities. Moody's Ratings does not provide consulting services and does not receive compensation from Rated Entities unrelated to its Rating Services. If Moody's Ratings were to receive from a Rated Entity compensation unrelated to its Rating Services, Moody's Ratings would disclose the proportion such fees constitute against the fees Moody's Ratings receives from the Rated Entity for Rating Services.

2.8 In instances where Rated Entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to Moody's Ratings, the Rating Personnel who participate in the determination of Credit Ratings or approval of rating methodologies that apply to such Rated Entities or obligors will be separate from the Employees responsible for interacting with the officials of those Rated Entities or the obligor (e.g., government regulators) regarding supervisory matters.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.9 Reporting lines for Employees and their compensation arrangements will be organized to eliminate or effectively manage actual and potential conflicts of interest.

2.9.1 Analysts will not be compensated or evaluated on the basis of the amount of revenue that Moody's Ratings derives from Rated Entities that the Analyst rates, with which the Analyst regularly interacts, or over which the Analyst has approval or oversight responsibility.

2.9.2 Moody's Ratings will conduct formal and periodic reviews of compensation policies and practices for its Employees who participate in, or who might otherwise have an effect on, the Credit Rating process to determine that these policies and practices do not compromise the objectivity of the Credit Rating process or Employees.

2.10 Moody's Ratings has implemented a separation of its rating and commercial activities. Rating Personnel will not participate in Fee Discussions or sales or marketing activities or be influenced by sales or marketing considerations. Employees in the Moody's Ratings Commercial Group will not participate in the determination or monitoring of Credit Ratings or in the development or approval of models or methodologies used in providing Rating Services.



2.11 As described in more detail in various policies, Employees will not approve, participate in, or otherwise influence the determination of the Credit Rating of any particular Issuer, Rated Entity, or obligation if the:

a) Employee, or the Employee's Family Member, owns Securities (including derivatives of Securities) issued, guaranteed, or otherwise supported by the Rated Entity, its affiliates, or any of the relevant third parties;

b) Employee, or the Employee's Family Member, has had a recent employment or other significant business relationship (i.e., within the preceding 12 months) with the Rated Entity, its affiliates, or any of the identified third parties, that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

c) Employee has, or had, any other relationship with the Rated Entity, its affiliates, or any of the identified third parties, or any related third party thereof, that creates the impression of a conflict of interest Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

d) Employee has a close personal relationship (as described in the Outside Interests and Other Potential Conflicts Policy) with an employee or controlling shareholder of a Rated Entity, its affiliates, or any of the identified third parties that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

e) Employee has made recommendations to the Rated Entity, its affiliates, or any of the identified third parties about the corporate or legal structure, assets, liabilities, or activities of any of the foregoing entities, as described in the Banning Structuring Recommendations Associated with Credit Ratings – Policy;

f) Employee has initiated, or participated in, Fee Discussions with the Rated Entity, its affiliates, or any of the identified third parties, as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of fee information and clearance in accordance with the applicable procedure);

g) Employee, or the Employee's Family Member, has received gifts, entertainment, or cash from the Rated Entity, its affiliates, identified third parties, or any other market participants (e.g., investors), that would not be in accordance with the Gifts, Entertainment, and Anti-Bribery Policy, creates the impression of a conflict of interest that Moody's Ratings otherwise deems to be unacceptable, or constitutes a conflict of interest;

h) Employee has participated in sales or marketing of a product or service of Moody's Ratings or any MCO affiliate to the Rated Entity, its affiliates, any of the identified third parties, as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of sales or marketing or other commercial information and clearance in accordance with the applicable procedure);

i) Employee was influenced by sales or marketing considerations with respect to the Rated Entity, its affiliates, any of the identified third parties, or any other market participants (e.g., investors), as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of sales



or marketing or other commercial information and clearance in accordance with the applicable procedure); or

j) Employee has made a political contribution that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest.

2.12 In accordance with the Securities Trading Policy, Employees who are involved in the rating process and their Family Members are prohibited from buying, selling, or engaging in any transaction in any Security (including a derivative of any Security) issued, guaranteed, or otherwise supported by any Issuer or entity within such Employee's Restricted List(s).

2.13 Where an Analyst or any other Moody's Ratings Employee who participates in determining or monitoring Credit Ratings leaves the employ of Moody's Ratings and becomes an employee of a Rated Entity, underwriter, or sponsor of obligations the Analyst or other Employee was involved in rating or of a financial firm with which he or she had dealings as part of his or her duties at Moody's Ratings, Moody's Ratings will conduct a look-back review of such Analyst's or Employee's work in accordance with applicable laws and regulations. Where required by laws and regulations, Moody's Ratings will report to the regulatory authorities those instances where Moody's Ratings becomes aware, within the time period specified by the relevant regulatory authority, that a former Moody's Ratings Employee has obtained employment with such an entity after his or her employment with Moody's Ratings.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.1 Moody's Ratings will disclose as soon as practicable its public Credit Rating Actions regarding the Issuers, debt, and debt-like obligations it rates.

3.2 Moody's Ratings will make its public Credit Ratings and public Credit Rating Announcements available to the public on a non-selective basis without cost and provide transparency on how the relevant entity or obligation is rated. Such public Credit Ratings and public Credit Rating Announcements will be posted on Moody's public website(s). Moody's Ratings may also publish on its public website(s) a Credit Rating Action related to a public Credit Rating that is not accompanied by a Credit Rating Announcement.

3.3 Moody's Ratings will encourage structured finance Issuers and originators of structured finance products to publicly disclose all relevant information regarding these products.

3.4 If so requested, Moody's Ratings may agree to keep a Credit Rating confidential so long as Moody's Ratings has received adequate assurances about how the requesting party intends to use it and certain other internal criteria have been met. However, if an Issuer or obligation — including a tranche of a structured finance security — already carries a public Credit Rating from Moody's Ratings, all subsequent decisions to change or discontinue such Credit Rating will be made available to the public on a non-selective basis without cost.

3.5 Moody's Ratings will publicly disclose its policies for distributing and withdrawing Credit Ratings and will keep such policies current.



3.6 For each Credit Rating Action, Moody's Ratings will disclose in the Credit Rating Announcement and/or Disclosure Form certain information consistent with the law in the jurisdiction in which a Moody's Ratings credit rating affiliate issuing a rating operates, including but not limited to:

a) A reference to the date of the last associated Credit Rating Announcement, if any (sometimes via referral to an alternative source);

b) A summary of the key elements of the rationale underlying the Credit Rating;

c) A summary of the key rating assumptions/factors and sensitivity analysis of the relevant key rating assumptions/factors;

d) Language to indicate which substantially material sources of information were used to prepare the Credit Rating;

e) A description of the attributes and limitations of the Credit Rating so as to indicate whether Moody's Ratings considers satisfactory the quality of information available on the Rated Entity and/or debt; and

f) A reference to the principal methodology(ies) and model(s) used to determine the Credit Rating. Moody's Ratings will explain if a Credit Rating is based on more than one principal methodology and if a review of only one methodology might cause financial market professionals to overlook other important aspects of the Credit Rating. In the Credit Rating Announcement, Moody's Ratings will indicate where methodologies and other important aspects factored into Credit Ratings can be found. The Credit Rating Announcement may refer to published documents on Moody's Ratings' public website(s), where applicable.

3.7 Moody's Ratings will publicly disclose sufficient information about its rating committee process, procedures, methodologies, and any assumptions about the published financial statements that deviate materially from information contained in the Issuer's published financial statements so that investors and other users of Credit Ratings can understand how a Credit Rating was determined. The rating symbols and rating scales used by Moody's Ratings are publicly disclosed in its Rating Symbols and Definitions handbook available on Moody's Ratings' public website(s).

3.7.1 Moody's Ratings will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating so that a financial market professional can understand the basis for the Credit Rating. Where practical, Moody's Ratings will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in Moody's Ratings' underlying Credit Rating assumptions.

3.7.2 Moody's Ratings will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of Moody's Ratings' Credit Rating Announcements and research reports (e.g., "Aa3(sf)") when referring to a specific Credit Rating.

3.7.3 Moody's Ratings will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions, and generally the extent to which Moody's Ratings verifies the information provided to it by the Issuer or originator of a rated security. This information should assist investors and other users of Credit Ratings in



developing a greater understanding of what a Credit Rating is. Moody's Ratings is subject to regulations in various markets globally, and such regulations do not state or imply that the regulatory authorities endorse Moody's Ratings Credit Ratings nor may Moody's Ratings use its registration status to advertise the quality of its Credit Ratings.

3.8 Where required by applicable law or regulation or otherwise feasible and appropriate, prior to issuing or revising a Credit Rating, Moody's Ratings will inform the Rated Entity of the critical information and principal considerations upon which the Credit Rating is based and afford the Rated Entity an opportunity to submit additional factual information not previously available to Moody's Ratings or to clarify any likely factual misperceptions or other matters it considers relevant in order to produce a well-informed Credit Rating. Moody's Ratings will duly evaluate the Rated Entity's response. Where in particular circumstances Moody's Ratings has not informed the Rated Entity prior to issuing or revising a Credit Rating, Moody's Ratings will inform the Rated Entity as soon as practicable thereafter and, generally, will explain the reason for the delay.

3.9 Where not precluded by specific circumstances, Moody's Ratings will allow the Issuer a brief period of time, which may vary depending on the circumstances and jurisdictional requirements, to notify Moody's Ratings of the Issuer's desire to appeal the Credit Rating decision. Appeals may be granted where Moody's Ratings is provided new or additional information that was not available to or considered by the rating committee.

3.10 In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, Moody's Ratings will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial professionals in drawing performance comparisons between credit rating agencies. Upon request, Moody's Ratings will provide Credit Ratings data to regulatory authorities to allow those authorities to conduct their own evaluation of Credit Ratings performance.

3.11 In order to promote transparency regarding the nature of Moody's Ratings' interactions with Rated Entities, and in accordance with the Moody's Ratings Designating Non-Participating Rated Entities – Policy, Moody's Ratings will publicly designate and disclose the names of Rated Entities that decline to participate in the rating process.

3.12 As a publisher of opinions about credit, Moody's Ratings reserves the right at any time to initiate and issue Unsolicited Credit Ratings if Moody's Ratings believes it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring, and that (i) the Moody's Ratings initiated Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that Moody's Ratings provides to the market. In accordance with Moody's Ratings' policies and procedures on designating Unsolicited Credit Ratings, when an Unsolicited Credit Rating is initiated by Moody's Ratings, Moody's Ratings will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. Moody's Ratings' policies on Unsolicited Credit Ratings can be



accessed on Moody's Ratings' public website(s). This provision only applies to those Unsolicited Credit Ratings initiated by Moody's Ratings.

3.13 Moody's Ratings will publicly disclose, via press release and posting on Moody's Ratings' public website(s), any material modifications to its rating methodologies and related significant practices, procedures, and processes. Where feasible and appropriate or otherwise required by local law, disclosure of such material modifications will be made subject to a "request for comment" from market participants prior to their implementation. Moody's Ratings will carefully consider the various uses of Credit Ratings before modifying its rating methodologies, practices, procedures, and processes.

3.14 As a publisher of credit research related to its Credit Ratings, Moody's Ratings will seek to provide clear, accurate, transparent, and high quality research about Rated Entities and Issuers. Research sales will be separated from the research and rating process in ways that help protect the latter activities from improper conflicts of interest. As provided elsewhere in this section, Issuer Confidential Information and Non-Public Information about Moody's Ratings' future Credit Rating Actions may not be selectively disclosed to research subscribers or others.

B. TREATMENT OF ISSUER CONFIDENTIAL INFORMATION AND NON-PUBLIC INFORMATION

3.15 Moody's Ratings will:

a) Establish, maintain, and enforce policies and controls to:

   i. Preserve the confidentiality of Issuer Confidential Information;

   ii. Prevent disclosure of Non-Public Information related to Credit Ratings, including pending Credit Rating Actions; and

   iii. Prevent violations of applicable laws and regulations governing the treatment and use of Issuer Confidential Information and/or material Non-Public Information.

b) Refrain from publicly disclosing Issuer Confidential Information in Credit Rating Announcements, or through research, conferences, or conversations with investors, other issuers, or any other persons unless Moody's Ratings has received permission from the Issuer, its affiliates, or its Agents.

3.16 Notwithstanding the foregoing, Moody's Ratings shall not be restricted from:

a) Publishing any Credit Rating or other opinion regarding a particular security or transaction which incorporates Issuer Confidential Information as long as (i) the Issuer Confidential Information is not specifically disclosed and (ii) the disclosure is made publicly so that the opinion is available to investors generally;

b) Using third party contractors or Agents bound by appropriate confidentiality obligations to assist in any aspect of the ratings process or related business activities;

c) Disclosing information as required by any applicable law, rule, or regulation, or at the request of any governmental agency or authority;

d) Disclosing information to third parties with an independent legal right to receive it; or


    e)   Disclosing to an Issuer (or its Agents), as appropriate, the date and time of a rating committee about that Issuer.

3.17   Moody's Ratings and its Employees will use Issuer Confidential Information only as follows: (i) for purposes related to its Rating Services; (ii) in a manner consistent with the Moody's Ratings - Moody's Analytics Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. Moody's Ratings will maintain and enforce policies and controls to this effect.

3.18   Employees will not disclose Non-Public Information regarding pending Credit Ratings, except to the relevant Issuer or its Agents, or as required by applicable law or regulation.

3.19   Moody's Ratings Employees will not share Issuer Confidential Information or Non-Public Information within Moody's Ratings except as necessary in connection with its business. Moody's Ratings Employees will not share Issuer Confidential Information with employees of any affiliated entities except to the extent: (i) such employees are acting as Agents or contractors of Moody's Ratings with respect to Rating Services, and require such information in order to carry out those duties; (ii) such use is permitted by the Moody's Ratings - Moody's Analytics Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. Moody's Ratings Employees will not share Issuer Confidential Information with employees of any affiliated entities that are not bound by appropriate confidentiality obligations.

3.20   Except as required under any applicable law, rule, regulation, or at the proper request of any governmental agency or authority, Non-Public Information relating to a Credit Rating, including Moody's Ratings' internal deliberations and the identities of persons who participated in a rating committee, will be kept strictly confidential and will not be disclosed to persons outside of Moody's Ratings except on a "need to know" basis and where such persons are bound by appropriate confidentiality obligations.

4. Training

4.1   Moody's Ratings maintains an appropriate training program for Analysts regarding the production of Credit Ratings, including, as appropriate, quantitative and qualitative analysis, classes and subclasses of Credit Ratings, complexity of obligors, securities to be rated, and other subjects specific to the Moody's Ratings lines of business. Moody's Ratings will develop and maintain processes and procedures by which it identifies the knowledge, skill, and expertise required of Analysts in determining Credit Ratings, so as to determine what type of training is appropriate, and to develop procedures for the implementation thereof. Moody's Ratings will periodically assess the level of Analysts' skills and knowledge and establish procedures to assess the effectiveness of such training and to verify that training was completed.

IV. Ancillary Services and Other Permissible Services

What Are Ancillary Services and Other Permissible Services?

Ancillary Services



Ancillary Services are those products and services that are not Credit Rating Services and that may include market forecasts, estimates of economic trends, pricing analysis, or other general data analysis as well as related distribution services.[6]

Other Permissible Services

The Rating Symbols & Definitions publication lists Other Permissible Services ("OPS") in its Table of Contents and states the definition for each. OPS are products and services that can be requested by external parties on a standalone basis, as distinct from services rendered solely in connection with an existing Credit Rating. Moody's Ratings chooses to derive Indicative Ratings and Rating Assessment Services from the same analytical processes used to determine Credit Ratings, despite the fact that these are OPS and not Credit Ratings. The other OPS listed in the Rating Symbols & Definitions publication are derived using processes that are separate and distinct from those used for Credit Ratings. These types of OPS are referred to as Non-Credit Rating Assessments ("NCRAs"). The term NCRA is an internal classification used to distinguish the process by which an assessment is derived. Certain OPS are public, as they are published on ratings.moodys.com. Conversely, some OPS are non-public and not published on Moody's public website(s).

The Provisions

1. Quality and Integrity of the Assessment Process

A. QUALITY OF THE ASSESSMENT PROCESS

1.1 Since assessments are forward-looking or point-in-time opinions, the performance of an individual assessment will not be judged on the basis of the individual outcome, but on whether the individual assessment was formed pursuant to Moody's Ratings' established processes.

1.2 Moody's Ratings will develop and maintain rigorous and systematic assessment frameworks. Where required, resulting assessments will be periodically subjected to objective validation based on historical experience.

1.3 In assessing an entity or obligation, Analysts will use Moody's Ratings' published assessment frameworks, where appropriate. Analysts will apply a given assessment framework in a consistent manner, as determined by Moody's Ratings.

1.4 Assessments will be determined by discussion forums and not by any individual Analyst. Once a discussion forum has determined the appropriate assessments to be assigned, Moody's Ratings will maintain such assignment until a subsequent discussion forum determines otherwise.

    1.4.1 In producing an assessment, Moody's Ratings will consider all information known and believed to be relevant by the applicable Analyst and discussion forum, including information received from a source other than the requestor that the applicable Analyst and discussion forum find credible and potentially significant to a decision in a manner generally consistent with Moody's Ratings' published assessment frameworks. Moody's Ratings will establish, maintain, and enforce internal standards and controls, where appropriate, to assure that the assessments it disseminates are based on a thorough analysis of all such

---

[6] Please note that in certain local jurisdictions some services are classified as ancillary and do not follow the global definition.


information. In formulating assessments, Moody's Ratings will employ Analysts who, individually or collectively (for discussion forums), have appropriate knowledge and experience in developing an opinion of the type requested.

1.5 Moody's Ratings will comply with its record retention policies and applicable laws when maintaining records used to support its assessment processes. Moody's Ratings will establish, maintain, and enforce policies and controls so that its Employees comply with Moody's Ratings' record retention policies and with applicable laws governing retention and disposition of records. Moody's Ratings Employees will familiarize themselves with Moody's Ratings' record retention policies and periodically certify their compliance with such policies.

1.6 Moody's Ratings and its Analysts will establish, maintain, and enforce internal standards and controls, where appropriate, to avoid issuing any assessments that contain misrepresentations or are otherwise misleading.

1.7 Moody's Ratings will invest resources sufficient to carry out high-quality assessments. When deciding whether to issue an assessment, Moody's Ratings will determine whether it is able to devote sufficient personnel with appropriate skills to make a proper determination of the assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its announcements for assessments that present limited historical data, Moody's Ratings will make such limitations clear. Moody's Ratings adopts all necessary measures so that the information it uses in producing an assessment is of sufficient quality and from sources Moody's Ratings considers to be reliable including, when appropriate, independent third-party sources. In cases involving new types of assessments, Moody's Ratings will refrain from providing an opinion unless it believes that it has sufficient information and the appropriate analytical skills to do so. Moody's Ratings will require the relevant functions within CSS to:

a) Review the feasibility of providing an assessment of a type that is materially different from those that Moody's Ratings has previously assessed; and

b) At least once every 24 months, review the assessment frameworks and significant changes to the assessment frameworks.

1.8 Moody's Ratings will organize its discussion forums to promote continuity and avoid bias in the assessment process.

B. MONITORING AND UPDATING

1.9 For those Ancillary Services and OPS that are monitored, Moody's Ratings will allocate adequate personnel and resources to monitoring and updating its assessments on a timely basis. Where appropriate, Moody's Ratings will initiate a review of the status of the assessment upon becoming aware of any information that might reasonably be expected to result in a change to the assessment, consistent with the applicable framework, and update on a timely basis the assessment following the results of any such review. In addition, upon the adoption of a new or revised assessment framework, Moody's Ratings will review the impact of the new or revised assessment framework and make any necessary updates, within a reasonable period of time.


1.10 For those Ancillary Services and OPS that are normally issued on a point-in-time basis and are not monitored, a requestor of a previous point-in-time Ancillary Service or OPS may, depending upon the service provided, request a refreshed assessment.

C. INTEGRITY OF THE ASSESSMENT PROCESS

1.11 Moody's Ratings and its Employees will not, either implicitly or explicitly, give any assurance or guarantee of a particular outcome prior to a discussion forum. This does not preclude Moody's Ratings from developing preliminary feedback in connection with its analysis. In addition, Moody's Ratings and its Employees will not make a promise or threat about potential assessments to influence customers, investors, or other market participants to pay for assessments or other services.

1.12 Moody's Ratings will not:

a) Provide advisory services;

b) Act as a broker or dealer engaged in the business of underwriting securities or money market instruments; or

c) Have a financial or controlling interest in an entity assessed or analyzed by Moody's Ratings or any of its affiliates identified in Item 3 of the Annual Certification of Form NRSRO filed by Moody's Investors Service, Inc. and available on Moody's Ratings' public website(s).

1.13 Moody's Ratings Employees are prohibited from making proposals or recommendations to an obligor or Issuer, underwriter or sponsor of an obligation about the corporate or legal structure, assets, liabilities, or activities of an obligor or Issuer. Consistent with this prohibition, in assessing the risks required for the analysis, Moody's Ratings Employees may properly hold a series of discussions with an Issuer, Rated Entity, or its Agents in order to:

a) Understand and incorporate into their analysis the particular facts and features and any modification thereof, as proposed by the Issuer, Rated Entity, or its Agents; and

b) Explain to the Issuer, Rated Entity, or its Agents the implications of Moody's Ratings' assessment frameworks as applied to the assessment service requested.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.1 Moody's Ratings will not forbear or refrain from undertaking an assessment, or from initiating or concluding a review of an assessment, based on the potential effect (economic, political, or otherwise) of the action on Moody's Ratings, a customer, investor, or other market participant.

2.2 The determination of an assessment will be influenced only by factors relevant to the assessment itself.

2.3 The assessment Moody's Ratings assigns will not be affected by the existence of, or potential for, a business relationship between Moody's Ratings (or MCO) and the customer (or its affiliates), or any other party, or the non-existence of any such relationship.



2.4 Moody's Ratings will separate, operationally, and if practicable, physically, its Analysts providing Ancillary Services and OPS, from any other business that may present a conflict of interest. Moody's Ratings will disclose such services either on its public website(s) or in the relevant assessment report published on its public website(s).

B. PROCEDURES AND POLICIES

2.5 Moody's Ratings will establish, maintain, and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the determination of assessments, or the approval of new or revised assessments. Moody's Ratings has established policies to address and manage the following conflicts, among others:

a) Moody's Ratings is paid by customers to determine assessments;

b) In addition to assessments, Moody's Ratings provides other services, including but not limited to Credit Rating Services, to Issuers or obligors that may be subject to an assessment by Moody's Ratings. Moody's Ratings is paid for these other services by the requesting Issuer or obligor; and

c) Moody's Ratings may be requested to issue Regulated Assessments covering entities that may have significant financial interest (i.e., 10% or more of outstanding shares) in MCO, Moody's Ratings' parent company.

2.6 Moody's Ratings' disclosures of known actual and potential conflicts of interest will be complete, timely, clear, concise, specific, and prominently displayed. Such disclosures will be made on Moody's Ratings' public website(s) or in the relevant assessment report published on its public website(s)

2.7 Moody's Ratings will disclose the general nature of its compensation arrangements with customers. Moody's Rating does not provide consulting services and does not receive compensation from customers unrelated to its various Rating Services and assessment services. If Moody's Ratings were to receive from a customer compensation unrelated to its Rating Services and assessment services, Moody's Ratings would disclose the proportion such fees constitute against the fees Moody's Ratings receives from the Rated Entity for Rating Services and/or assessment services.

2.8 In instances where customers (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to Moody's Ratings, the Analysts who participate in the determination of assessments or approval of rating assessment frameworks that apply to such Rated Entities or obligors will be separate from the Employees responsible for interacting with the officials of those Rated Entities or the obligor (e.g., government regulators) regarding supervisory matters.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.9 Reporting lines for Employees and their compensation arrangements will be organized to eliminate or effectively manage actual and potential conflicts of interest.

2.9.1 Analysts will not be compensated or evaluated on the basis of the amount of revenue that Moody's Ratings derives from customers that the Analyst assesses, or with which the Analyst regularly interacts, or over which the Analyst has approval or oversight responsibility.



2.9.2 Moody's Ratings will conduct formal and periodic reviews of compensation policies and practices for its Employees who participate in, or who might otherwise have an effect on, the assessments process to determine that these policies and practices do not compromise the objectivity of the assessment process or Employees.

2.10 Moody's Ratings has implemented a separation of its analytical and commercial activities. Analytical personnel will not participate in Fee Discussions or sales and marketing activities or be influenced by sales and marketing considerations. Employees in the Moody's Ratings Commercial Group will not participate in the determination, monitoring (where applicable), or refreshing (where applicable) of assessments or in the development or approval of models or assessment frameworks used in providing assessment services.

2.11 As described in more detail in various policies, Employees will not approve, participate in or otherwise influence the determination of the assessment of any particular customer if the:

a) Employee, or the Employee's Family Member, owns Securities (including derivatives of Securities) issued, guaranteed, or otherwise supported by the Rated Entity, its affiliates, or any of the relevant third parties;

b) Employee, or the Employee's Family Member, has had a recent employment or other significant business relationship (i.e., within the preceding 12 months) with the Rated Entity, its affiliates, or any of the identified third parties, that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

c) Employee has, or had, any other relationship with the Rated Entity, its affiliates, or any of the identified third parties, or any related entity thereof, that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

d) Employee has a close personal relationship (as described in the Outside Interests and Other Potential Conflicts Policy) with an employee or controlling shareholder of a Rated Entity, its affiliates, or any of the identified third parties that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest;

e) Employee has made recommendations to the Rated Entity, its affiliates, or any of the identified third parties about the corporate or legal structure, assets, liabilities, or activities of any of the foregoing entities;

f) Employee has initiated, or participated in, Fee Discussions with the Rated Entity, its affiliates, or any of the identified third parties, as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of fee information with participation from the Moody's Ratings Employee and clearance in accordance with the procedures for addressing fee discussions);

g) Employee, or the Employee's Family Member, has received gifts, entertainment, or cash from the Rated Entity, its affiliates, identified third parties, or any other market participants (e.g., investors) that would not be in accordance with the Gifts, Entertainment, and Anti-Bribery Policy, creates the impression of a conflict of


interest that Moody's Ratings otherwise deems to be unacceptable, or constitutes a conflict of interest;

h) Employee has participated in sales or marketing of a product or service of Moody's Ratings or any MCO affiliate to the Rated Entity, its affiliates, any of the identified third parties, as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of sales or marketing or other commercial information and clearance in accordance with the applicable procedure);

i) Employee was influenced by sales or marketing considerations with respect to the Rated Entity, its affiliates, any of the identified third parties, or any other market participants (e.g., investors), as described in the Separation of Rating Personnel from Commercial Activities and Information – Policy (excluding accidental receipt of sales or marketing or other commercial information and clearance in accordance with the applicable procedure); or

j) Employee has made a political contribution that creates the impression of a conflict of interest that Moody's Ratings deems to be unacceptable or constitutes a conflict of interest.

2.12 In accordance with the Securities Trading Policy, Employees who are involved in the assessment process and their Family Members are prohibited from buying, selling, or engaging in any transaction in any Security (including a derivative of any Security) issued, guaranteed, or otherwise supported by any Issuer or entity within such Employee's Restricted List(s).

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.1 Moody's Ratings will disclose as soon as practicable its public assessments.

3.2 Moody's Ratings will make its public assessments and any related public reports available to the public on a non-selective basis without cost and provide transparency on how the relevant entity or obligation is assessed. Such public assessments and public reports will be posted on Moody's public website(s). Moody's Ratings may also publish on its public website(s) an assessment that is not accompanied by a public report.

3.3 Upon the request of the customer, and at Moody's Ratings' sole discretion, Moody's Ratings may agree to keep an assessment confidential.

3.4 In the event that Moody's Ratings decides to discontinue the provision of an assessment, Moody's Ratings will, as soon as practicable, provide information about the reasons for that decision on its website.

3.5 Where required by applicable law or regulation or otherwise feasible and appropriate, prior to issuing or revising an assessment, Moody's Ratings will inform the customer of the critical information and principal considerations upon which the assessment is based and afford the customer an opportunity to submit additional factual information not previously available to Moody's Ratings or to clarify any likely factual misperceptions or other matters it considers relevant in order to



produce a well-informed opinion. Moody's Ratings will duly evaluate the customer's response.

3.6 As a publisher of opinions, Moody's Ratings reserves the right at any time to initiate and issue unsolicited assessments if Moody's Ratings believes the Moody's Ratings initiated unsolicited assessment would provide an informational benefit to market participants.

3.7 Moody's Ratings will publicly disclose via press release and posting on Moody's Ratings' public website(s) any material modifications to its assessment frameworks and related significant practices, procedures, and processes. Where feasible and appropriate or otherwise required by local law, disclosure of such material modifications will be made subject to a "request for comment" from market participants prior to their implementation. Moody's Ratings will carefully consider the various uses of assessments before modifying its assessment frameworks, practices, procedures, and processes.

3.8 As a publisher of research related to its assessments, Moody's Ratings will seek to provide clear, accurate, transparent, and high-quality research about Rated Entities and Issuers. Research sales will be separated from the research and assessment process in ways that help protect the latter activities from improper conflicts of interest. As provided elsewhere in this section, Issuer Confidential Information and Non-Public Information about Moody's Ratings' future Ancillary Services or OPS activities may not be selectively disclosed to research subscribers or others.

B. TREATMENT OF CONFIDENTIAL INFORMATION AND NON-PUBLIC INFORMATION

3.9 Moody's Ratings will:

a) Establish, maintain, and enforce policies and controls to:

   i. Preserve the confidentiality of Issuer Confidential Information;

   ii. Prevent disclosure of Non-Public Information related to assessments, including pending assessment activity; and

   iii. Prevent violations of applicable laws and regulations governing the treatment and use of Issuer Confidential Information and/or material Non-Public Information.

b) Refrain from publicly disclosing Issuer Confidential Information in published reports, announcements, or through research, conferences, or conversations with investors, other issuers, or any other persons unless Moody's Ratings has received permission from the customer, its affiliates or its Agents.

3.10 Notwithstanding the foregoing, Moody's Ratings shall not be restricted from:

a) Publishing any assessment or other opinion which incorporates Issuer Confidential Information as long as: (i) the Issuer Confidential Information is not specifically disclosed and (ii) the disclosure is made publicly so that the opinion is available to investors generally;

b) Using third party contractors or Agents bound by appropriate confidentiality obligations to assist in any aspect of the assessment process or related business activities;



c) Disclosing information as required by any applicable law, rule, or regulation, or at the request of any governmental agency or authority;

d) Disclosing information to third parties with an independent legal right to receive it; or

e) Disclosing to an Issuer (or its Agents), as appropriate, the date and time of a discussion forum about that Issuer.

3.11 Moody's Ratings and its Employees will use Issuer Confidential Information only as follows: (i) for purposes related to its assessment services; (ii) in a manner consistent with the Moody's Ratings – Moody's Analytics Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. Moody's Ratings will maintain and enforce policies and controls to this effect.

3.12 Employees will not disclose Non-Public Information regarding pending assessments, except to the relevant customer or its Agents, or as required by applicable law or regulation.

3.13 Moody's Ratings Employees will not share Issuer Confidential Information or Non-Public Information within Moody's Ratings except as necessary in connection with its business. Moody's Ratings Employees will not share Issuer Confidential Information with employees of any affiliated entities except to the extent: (i) such employees are acting as Agents or contractors of Moody's Ratings with respect to Ancillary Services or OPS, and require such information in order to carry out those duties; (ii) such use is permitted by the Moody's Ratings – Moody's Analytics Separation Policy; and/or (iii) with the agreement or consent of the customer or its Agents. Moody's Ratings Employees will not share Issuer Confidential Information with employees of any affiliated entities that are not bound by appropriate confidentiality obligations.

3.14 Except as required under any applicable law, rule, regulation, or at the proper request of any governmental agency or authority, Non-Public Information relating to an Ancillary Service or OPS, including Moody's Ratings' internal deliberations and the identities of persons who participated in a discussion forum, will be kept strictly confidential and will not be disclosed to persons outside of Moody's Ratings except on a "need- to-know" basis and where such persons are bound by appropriate confidentiality provisions.

4. Training

4.1 Moody's Ratings maintains an appropriate continuing education program for Analysts and will establish, maintain, and enforce appropriate policies and controls to verify that Analysts undergo required training. Within this continuing education program, Analysts will receive training on content updates as they emerge and will be required to demonstrate their understanding of this content via periodic testing. Moody's Ratings will designate one or more appropriate Employees to implement and oversee the continuing education program.


Appendices

Moody's Ratings Employees are required to adhere to the Global Moody's Ratings Code and those country-specific requirements set forth in the following appendices, as appropriate. The information contained in each appendix is applicable only to the specified country in the relevant appendix.

In some cases the provisions listed in these appendices supersede those in the Moody's Ratings Code while in other cases they augment what is in the Moody's Ratings Code. As a result, Employees may need to cross reference the Moody's Ratings Code in order to apply the country-specific provisions contained in these appendices.

All references to Moody's Ratings in the Moody's Ratings Code are references to all Moody's Ratings entities except where otherwise noted. Situations where local laws or regulations take precedence over the provisions of the Code are noted in the applicable appendix to this document. In the event of a conflict between the Code and the relevant appendix, the latter shall prevail.



Appendix A – Moody's Ratings Canada

Moody's Canada Inc. ("Moody's Ratings Canada") is a Designated Rating Organization ("DRO") under National Instrument 25-101 ("NI 25-101"). The Moody's Ratings Code along with this "Appendix A -- Moody's Ratings Canada" ("Appendix A") have been adopted to satisfy the requirements of NI 25- 101 for Moody's Ratings Canada and govern the conduct of Moody's Ratings Canada and all Moody's Ratings Canada Employees in performing Credit Rating activities.

The provisions of the Moody's Ratings Code and this Appendix A describing Moody's Ratings Canada's conduct, including without limitation conduct to assure specified outcomes, should be interpreted as expressing Moody's Ratings Canada's intention to establish, maintain and enforce policies and controls reasonably designed to achieve the objectives set out in the relevant provision.

II. Universal Provisions

5. Enforcement and Disclosure of the Moody's Ratings Code and Communication with Market Participants

5.7 Moody's Ratings Canada will not waive any provisions of the Moody's Ratings Code and Appendix A, unless the Compliance Department grants a written waiver in particular circumstances. If the provision or provisions in the Moody's Ratings Code and this Appendix A for which a waiver is sought apply to an individual, the individual must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the individual's Manager and the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the relevant individual to request the waiver on a timely basis, then the individual's Manager may request the waiver. If the provision or provisions in the Moody's Ratings Code and this Appendix A for which a waiver is sought apply to Moody's Ratings Canada, then an officer of Moody's Ratings Canada must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the DCO for Canada to grant the waiver on a timely basis, then the DCO for Canada's Manager, the DCO for Europe, the Middle East and Africa, the DCO for Asia-Pacific, or MCO's general counsel may grant the waiver.

III. Credit Ratings

The Provisions

1. Quality and Integrity of the Rating Process

A. QUALITY OF THE RATING PROCESS

1.7

a) Moody's Ratings will require the applicable function within CSS to comply with provisions a) to c) and to report regularly to the MIS Board regarding the reviews or assessments referred to in such provisions a) to c).



1.8 Moody's Ratings Canada will organize its rating committees to assure continuity and regularity and avoid, or manage effectively, conflicts of interest in the performance of credit rating activities.

B. MONITORING AND UPDATING

1.9

a) If there is a major change in a Credit Rating methodology, model or key rating assumption, Moody's Ratings Canada will identify the Credit Ratings likely to be affected by the change and, at the same time as or as soon as possible after announcing the change, disclose a description of Credit Ratings likely to be affected. Moody's Ratings Canada will place the Credit Ratings likely to be affected by the change on review, complete such review within six months of the announcement of the change in methodology, model or key rating assumption and update on a timely basis the Credit Rating, as appropriate, based on the results of such review.

D. GOVERANANCE AND INTERNAL CONTROLS

1.13 The MIS Board is responsible for the functions that a board of directors of a designated rating organization is required to perform pursuant to applicable laws and regulations in Canada. The MIS Board will monitor the following:

a) The development of credit rating policy and methodologies used by Moody's Ratings Canada in its Credit Rating activities;

b) The effectiveness of Moody's Ratings Canada's internal control system in relation to Credit Rating activities;

c) The effectiveness of measures and procedures reasonably designed to assure that any conflicts of interest are identified and either eliminated or managed and disclosed, as appropriate; and

d) Moody's Ratings Canada's compliance and governance processes, including the performance of MRG.

1.14 Moody's Ratings Canada will not issue a Credit Rating unless a majority of the MIS Board, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee Moody's Ratings Canada's business activities. At least one independent member and one other board member of the MIS Board will have what a reasonable person would consider to be in-depth knowledge and experience at a senior level regarding the markets in structured finance instruments.

1.15 Moody's Ratings Canada will not issue a Credit Rating if a member of the MIS Board participated in any determination involving a specific Credit Rating in which the member has a financial interest in the outcome of the Credit Rating.

1.16 Moody's Ratings will not compensate an independent member of the MIS Board in a manner or in an amount that would cause a reasonable person to conclude that the compensation is linked to the business performance of Moody's Ratings Canada or its affiliates. Moody's Ratings will only compensate directors in a manner that preserves the directors' independence.



1.17 Moody's Ratings Canada will design reasonable administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems. Moody's Ratings Canada will implement and maintain decision-making procedures and organizational structures that clearly and in a documented manner specify reporting lines and allocate functions and responsibilities.

1.18 Moody's Ratings Canada will monitor and evaluate the adequacy and effectiveness of its administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems and take any measures that it determines may be necessary to address any deficiencies it identifies.

1.19 Moody's Ratings Canada will not outsource activities to entities outside of MCO and its related entities if Moody's Ratings Canada reasonably believes that doing so would impair materially the effectiveness of its internal controls or the ability of the securities regulatory authorities with jurisdiction over Moody's Ratings Canada to conduct compliance reviews of Moody's Ratings Canada's compliance with securities legislation or the Moody's Ratings Code. Moody's Ratings Canada will not outsource the functions or duties of the DCO to an entity outside of MCO and its related entities.

2. Independence and Avoidance and/or Management of Conflicts of Interest

   A. GENERAL

   2.3

   a) Moody's Ratings Canada will not rate an Issuer that is linked to Moody's Ratings Canada by control.

   2.4

   a) Moody's Ratings Canada will disclose on Moody's Ratings' public website(s) whether it has provided any Ancillary Services or Other Permissible Services (other than confidential assessment services) to a Rated Entity within two years preceding the Credit Rating Action relating to that Rated Entity.

   C. ANALYST AND EMPLOYEE INDEPENDENCE

2.14 Moody's Ratings Canada will prohibit an Analyst from participating in determining a Credit Rating for a particular Rated Entity or obligation where the Analyst is an officer or director of that Rated Entity or in the case of structured finance instruments, a Related Third Party of the Rated Entity. Moody's Ratings Canada will disclose in a timely manner if a Credit Rating may have been affected by such a conflict.

3. Responsibilities to the Investing Public and Issuers

   A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

   3.7



3.7.1   Moody's Ratings Canada will disclose on an ongoing basis information concerning all structured finance instruments submitted to it for its initial review.

3.7.2   Moody's Ratings Canada will state the level of assessment it has performed concerning the due diligence processes carried out at the level of the underlying financial instruments or other assets of the structured finance instrument. Moody's Ratings Canada also will disclose whether it has undertaken any assessment of such due diligence processes or whether it has relied on a third-party assessment and how the outcome of such assessment impacts the Credit Rating.

3.7.3   Moody's Ratings Canada will disclose in its Credit Rating Announcements whether the Credit Rating has been disclosed to the Issuer or its designated agent(s) and amended following that disclosure before being issued.

3.12   Moody's Ratings Canada reserves the right at any time to initiate and issue Credit Ratings not requested by the Rated Entity if Moody's Ratings Canada believes it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring, and that either (i) the Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that Moody's Ratings Canada provides to the market. In accordance with Moody's Ratings Canada's policies and procedures on designating Unsolicited Credit Ratings, when Moody's Ratings Canada initiates and issues a Credit Rating, Moody's Ratings or Moody's Ratings Canada will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. Moody's Ratings Canada's policies on Unsolicited Credit Ratings can be accessed on Moody's Ratings' public website. Where Moody's Ratings Canada publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether Moody's Ratings Canada was provided access to accounts or other internal documents of the Issuer or its related party.


Appendix B – Moody's Ratings Hong Kong

Moody's Investors Service Hong Kong Limited ("Moody's Ratings HK") is licensed with Hong Kong's Securities and Futures Commission (the "SFC"), under the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) to provide Credit Rating Services. The Code along with this "Appendix B -- Moody's Ratings Hong Kong" ("Appendix B") have been adopted to satisfy paragraph 68 of the SFC's Code of Conduct for Persons Providing Credit Rating. The Moody's Ratings Code and Appendix B govern the conduct of Moody's Ratings HK, its Directors, all Moody's Ratings HK Employees, and all Licensed Persons in connection with Providing Credit Rating Services on behalf of Moody's Ratings HK.

I. Defined Terms

Defined terms used in this Appendix B shall have the meaning ascribed to them in the Moody's Ratings Code unless otherwise defined or the context requires otherwise.

For the purposes of this Appendix B, the terms below are defined as follows:

1   Contingent Fees are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by Moody's Ratings HK. A fee is not regarded as being contingent if established by a court or other public authority.

2   A Director is any individual who is appointed to Moody's Ratings HK's board of directors.

3   Licensed Representative is an individual who is granted a license under section 120(1) or section 121(1) of the SFO to Provide Credit Rating Services for Moody's Ratings HK to which he/she accredited.

4   Responsible Officer ("RO") refers to a Licensed Representative approved as a responsible officer under section 126 of the SFO to supervise Moody's Ratings HK's Provision of Credit Rating Services.

5   Licensed Persons means Licensed Representatives and RO.

6   Providing Credit Rating Services means:

   a) Preparing Credit Ratings for dissemination to the public, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so disseminated; or

   b) Preparing Credit Ratings for distribution by subscription, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so distributed but does not include:

      i.   Preparing, pursuant to a request made by a person, a Credit Rating which is exclusively prepared for, and provided to, the person and that is neither intended for dissemination to the public or distribution by subscription, whether in Hong Kong or elsewhere, nor reasonably expected to be so disseminated or distributed; or

      ii. Gathering, collating, disseminating or distributing information concerning the indebtedness or credit history of any person.

7   The SFC CRA Code refers to Hong Kong's Securities and Futures Commission's Code of Conduct for Persons Providing Credit Rating Services.



8 The SFO refers to the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) which governs Providing Credit Rating Services.

II. Universal Provisions

5. Enforcement and Disclosure of the Moody's Ratings Code and Communication with Market Participants

5.1 The provisions of the Moody's Ratings Code and this Appendix B are derived primarily from the SFC CRA Code, the IOSCO Principles and the IOSCO Code. However, Moody's Ratings HK has made certain modifications to more closely align the Moody's Ratings Code and this Appendix B with its business model and practices, as well as the laws adopted by various regulators globally.

5.3

    a) Moody's Ratings HK will also disclose on a timely basis any changes to this Code.

5.4

    a) The Compliance Department also will be responsible for assessing adherence to any law, rules, regulations, codes or other requirements which apply to Moody's Ratings HK and are issued, administered, or enforced by the SFC or any other regulatory authority or agency.

5.7 Moody's Ratings HK will maintain functions (either within Moody's Ratings HK or Moody's Ratings) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8 On an annual basis, Moody's Ratings HK will publish certain information about itself including the following:

    a) Internal control mechanisms adopted to assure the quality of Credit Rating activities;

    b) Its record-keeping policy; and

    c) Its management and representative rotation policy.

III. Credit Ratings

The Provisions

1. Quality and Integrity of the Rating Process

A. QUALITY OF THE RATING PROCESS

1.4

    1.4.1 Moody's Ratings HK will document reporting lines and allocate functions and responsibilities.

1.7 Moody's Ratings HK will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, Moody's Ratings HK will assess whether it is able to devote



sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, Moody's Ratings HK will make such limitation clear in a prominent place. Moody's Ratings HK adopts reasonable measures designed to assure that it has the appropriate knowledge and expertise, and that the information it uses in determining Credit Ratings is of sufficient quality and obtained from reliable sources to support a high-quality Credit Rating. Moody's Ratings HK will refrain from assigning a Credit Rating, and will ensure that any existing Credit Rating is withdrawn, if Moody's Ratings HK does not have sufficient quality information to support a credible Credit Rating. In cases involving new types of financial products, Moody's Ratings HK will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. Moody's Ratings HK will require the applicable function within CSS review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures Moody's Ratings HK currently rates.

1.7.1 At least once every 12 months,

a) MRG will review the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) Moody's Ratings HK uses; and

b) A function(s) within Moody's Ratings that is independent of the business lines should review the adequacy and effectiveness of its systems and internal control mechanisms. The findings of any such review will be comprehensively recorded in a written report, a copy of which should be provided to the SFC forthwith upon its completion. Moody's Ratings HK will take appropriate measures to address any deficiencies identified during the course of any such review.

1.7.2 MRG will assess whether existing methodologies and models for determining Credit Ratings of structured finance products are appropriate when Moody's Ratings HK determines that the risk characteristics of the assets underlying a structured finance product change materially. Moody's Ratings HK will refrain from issuing a Credit Rating in cases where the complexity or structure of a new type of structured finance product or the lack of robust data about the assets underlying the structured finance product raise serious questions as to whether Moody's Ratings HK can determine a credible Credit Rating.

1.8

a) Where practicable, in view of Moody's Ratings HK's staffing resources, Licensed Representatives who are involved in the Credit Rating process may be subject to an appropriate rotation mechanism which will provide for gradual change in rating teams after appropriate assessment is made by Moody's Ratings HK.

B. MONITORING AND UPDATING

1.9



1.9.1   Moody's Ratings HK will apply changes in relevant methodologies, models or key rating assumptions both to current and newly assigned Credit Ratings. Moody's Ratings HK will review affected Credit Ratings as soon as possible and not later than six months after the change, and will in the meantime place those Credit Ratings under review.

1.11

a)   Where a Credit Rating is made available to the public, Moody's Ratings HK will in a timely manner publicly announce (or assure that its affiliate publicly announces) if the Credit Rating is withdrawn (except for routine debt maturities, calls, or redemptions). Such public announcement will include full reasons for such withdrawal, indicate the date the Credit Rating was last updated, and note that the Credit Rating will no longer being updated.

C. INTEGRITY OF THE RATING PROCESS

1.15 All Moody's Ratings HK Employees and Licensed Persons are obligated to report issues covered by this Code and Appendix B promptly to the Moody's Ratings HK Compliance Officer or RO who will take appropriate action.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.4

a)   Moody's Ratings HK will not carry on any business which can reasonably be considered to give rise to any conflict of interest in relation to its business of Providing Credit Rating Services. Moody's Ratings HK will have in place procedures and mechanisms designed to minimize the likelihood of conflicts of interest arising, and to identify any conflict of interest should it arise, in relation to the conduct by it of any Ancillary Services and Other Permissible Services. Moody's Ratings HK will consider why Ancillary Services and Other Permissible Services cannot reasonably be considered to have the potential to give rise to any conflict of interest with Moody's Ratings HK's Credit Rating business.

b)   Moody's Ratings HK will not enter into any Contingent Fee arrangement for Providing Credit Rating Services.

B. PROCEDURES AND POLICIES

2.7 Moody's Ratings HK will disclose the general nature of its compensation arrangements with Rated Entities.

a)   Moody's Ratings HK does not provide consulting services. Moody's Ratings HK does not receive from Rated Entities compensation unrelated to its Credit Rating Services. If Moody's Ratings HK or Moody's Ratings were to receive from a Rated Entity compensation unrelated to its Credit Rating Services, Moody's Ratings HK would disclose the proportion such fees constitute against the total fees Moody's Ratings HK or Moody's Ratings receives from the Rated Entity for Credit Rating Services.



b) Moody's Ratings HK will disclose if it receives 5 percent or more of its annual net billings, or in combination with Moody's Ratings receives 5 percent or more of their combined annual net billings, from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber). Moody's Ratings HK will disclose the parties from which such annual net billings is received.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.11

> **2.11.1** Moody's Ratings HK also will establish, maintain and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, other actual or potential conflicts of interest that may influence the judgment and analyses of Employees who are involved in Credit Rating decisions.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.3

a) Moody's Ratings HK will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed Moody's Ratings HK that all relevant information regarding the underlying issue has been publicly disclosed, (2) such information has not been disclosed, or (3) the Issuer or originator has not informed Moody's Ratings HK whether such public disclosure had been made.

3.4

a) Moody's Ratings HK may provide private ratings in accordance with its policy.

3.6

a) A clear prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

b) An indication if the debt security or preferred share is being newly issued, and whether Moody's Ratings HK is providing a Credit Rating on the debt security or preferred share for the first time;

c) The extent to which Moody's Ratings HK has examined the quality of information used in the rating process and whether it is satisfied with the quality of information on which it bases its Rating on; and

d) All material sources, including the Rated Entity and, where appropriate, a related party of the Rated Entity, which were used to prepare the Credit Rating. An indication should also be given as to whether the Credit Rating has been disclosed to the Rated Entity or to its related party and, following such disclosure, whether the Credit Rating has been amended before being issued.

3.7 Moody's Ratings HK will publicly disclose sufficient and easily comprehensible information about its rating committee process, procedures, methodologies, and any assumptions (including financial statements that deviate materially from information



contained in the Issuer's published financial statements) so that investors and other users of Credit Ratings can understand how a Credit Rating assessment was made. This information will include (but will not be limited to) the meaning of each rating category, the definition of default or recovery, and the time horizon Moody's Ratings HK used when making a rating decision. The rating symbols and rating scales used by Moody's Ratings HK are publicly disclosed in Moody's Ratings' Rating Symbols and Definitions handbook available on Moody's Ratings' public website(s).

3.7.1   Moody's Ratings HK will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating and an indication of any expected change in the Credit Rating so that a financial market professional can understand the basis for the Credit Rating. To the extent practical, Moody's Ratings HK will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in Moody's Ratings HK's underlying Credit Rating assumptions.

3.7.2   Moody's Ratings HK will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of Moody's Ratings HK's Credit Rating Announcements and research reports -- e.g., "Aa3(sf)" when referring to a specific Credit Rating.

3.7.3   Moody's Ratings HK will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which Moody's Ratings HK verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is. Moody's Ratings is subject to regulations in various markets globally and such regulations do not state or imply that the regulatory authorities endorse Moody's Ratings Credit Ratings nor may Moody's Ratings use its registration status to advertise the quality of its Credit Ratings.

3.7.4   Moody's Ratings HK will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages Moody's Ratings HK to provide a final rating.

3.7.5   Moody's Ratings HK will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

3.7.6   Moody's Ratings HK will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

a)   In addition, Moody's Ratings HK should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, Moody's Ratings HK will explain this.



3.12

a) Where Moody's Ratings HK publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether Moody's Ratings HK was provided access to accounts or other internal documents of the Issuer or its related party.

3.13

a) When methodologies, models or key rating assumptions used in preparing any of its Credit Ratings are changed, Moody's Ratings HK will immediately disclose the likely scope of Credit Ratings to be affected by using the same means of communication as was used for the distribution of the affected Credit Ratings.



Appendix C – Moody's Ratings Singapore

Moody's Investors Service Singapore Pte. Ltd. ("Moody's Ratings Singapore") is licensed with the Monetary Authority of Singapore ("MAS") under the Securities and Futures Act 2001 to conduct the regulated activity of Providing Credit Rating Services. The Code along with this "Appendix C -- Moody's Ratings Singapore" ("Appendix C") have been adopted to satisfy paragraph 10.1 of the MAS Code of Conduct for Credit Rating Agencies. The Moody's Ratings Code and Appendix C govern the conduct of Moody's Ratings Singapore, its Directors, its Senior Managers, Employees and its Representative in connection with Providing Credit Rating Services on behalf of Moody's Ratings Singapore.

I. Defined Terms

For the purposes of this Appendix, the terms below are defined as follows:

1   Contingent Fees are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by Moody's Ratings Singapore. A fee is not regarded as being contingent if established by a court or other public authority.

2   A Director is any individual who is appointed to Moody's Ratings Singapore's board of directors and approved by the MAS.

3   A Senior Manager refers to individuals who are employed by, or acting for or by arrangement with, the Moody's Ratings Singapore, and are principally responsible for the day-to-day management.

4   Employee means any Moody's Ratings Singapore Employees and Moody's Ratings Singapore Representatives and any Moody's employee supporting Moody's Ratings Singapore's operations.

5   Moody's Ratings Singapore Representative is a Moody's Ratings Employee who has been identified to the MAS as an "appointed representative" of Moody's Ratings Singapore and reflected as such under the MAS Financial Institution Representatives Register to carry on the regulated activity of Providing Credit Rating Services.

6   MAS refers to the Monetary Authority of Singapore.

7   MAS CRA Code refers to the MAS Code of Conduct for Credit Rating Agencies.

8   Providing Credit Rating Services means preparing, whether wholly or partly in Singapore, Credit Ratings in relation to activities in the securities and futures industry for:

    a)   dissemination, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so disseminated; or

    b)   distribution by subscription, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so distributed, but does not include:

        i.   preparing a private credit rating pursuant to an individual order which is intended to be provided exclusively to the person who placed the order and not intended for public disclosure or distribution by subscription; or

        ii.   preparing credit scores, credit scoring systems or similar assessments related to obligations arising from consumer, commercial or industrial relationships.


9 SFA refers to the Securities and Futures Act 2001.

II. Universal Provisions

5. Enforcement and Disclosure of the Moody's Ratings Code and Communication with Market Participants

5.7 Moody's Ratings Singapore will maintain functions (either within Moody's Ratings Singapore or Moody's Ratings) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8 On an annual basis, Moody's Ratings Singapore will publish certain information about itself including:

a) Its legal structure;

b) Its ownership;

c) Financial information about its revenue;

d) The internal control mechanisms adopted to assure the quality of Credit Rating activities;

e) Its record-keeping policy; and

f) Its management and representative rotation policy.

III. Credit Ratings

The Provisions

1. Quality and Integrity of the Rating Process

A. QUALITY OF THE RATING PROCESS

1.4

1.4.1 Moody's Ratings Singapore will document reporting lines and allocate functions and responsibilities.

B. MONITORING AND UPDATING

1.9

1.9.1 The review described in c) above will take place as soon as possible and in any case not later than six months after the change and, before the review is carried out, Moody's Ratings Singapore should place those Credit Ratings under observation.

1.11

a) Where a Credit Rating is made available to the public, Moody's Ratings Singapore will in a timely manner publicly announce if the Credit Rating is withdrawn (except for



routine debt maturities, calls, or redemptions). Such public announcement will indicate the date the Credit Rating was last updated and note that the Credit Rating will no longer being updated.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.4

a) On a periodic basis, Moody's Ratings Singapore will disclose on Moody's Ratings' public website(s) any Ancillary Services and Other Permissible Services that it conducts and update the list in a timely manner whenever there is any change thereto.

b) Moody's Ratings Singapore will not enter into any Contingent Fee arrangement for Providing Credit Rating Services

B. PROCEDURES AND POLICIES

2.6

a) Moody's Ratings Singapore will disclose if it receives 5 percent or more of its annual net billings from a single Rated Entity Issuer, originator, arranger or subscriber (including any affiliates of the Rated Entity, Issuer, originator, arranger, or subscriber).

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.9

a) Employee has an immediate relation (i.e., a spouse, partner, parent, child, or sibling, step-parent, adopted or step-child or step- sibling) who works for the Rated Entity, its affiliates or any of the identified third parties, in circumstances where this employment relationship creates the impression of a conflict of interest that Moody's Ratings otherwise deems to be unacceptable or constitutes a conflict of interest.

2.12

a) Moody's Ratings Singapore's Representative will comply with Regulations 4 (Register of Interests in Securities) and 4A (Place at which register is kept) of the Securities and Futures (Licensing and Conduct of Business) Regulations.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.3

a) Moody's Ratings Singapore will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed Moody's Ratings Singapore that all relevant information regarding the underlying issue has been publicly disclosed or such information has not been disclosed, or (2)



the Issuer or originator has not informed Moody's Ratings Singapore whether such public disclosure had been made.

3.4

    a) Moody's Ratings Singapore may provide private ratings in accordance with this Code.

3.6

    a) A clear and prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

    b) An indication of when the Credit Rating was first distributed and when it was last updated; and

    c) The extent to which Moody's Ratings Singapore has examined the quality of information used in the Credit Rating process and whether it is satisfied with the quality of information on which it bases its Credit Rating.

3.7

    a) Moody's Ratings Singapore will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which Moody's Ratings Singapore verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is, and the limits to which Credit Ratings can be put to use vis-à-vis a particular type of financial product that Moody's Ratings Singapore rates.

    b) Moody's Ratings Singapore will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages Moody's Ratings Singapore to provide a final rating.

    c) Moody's Ratings Singapore will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

    d) Moody's Ratings Singapore will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

    a) In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, Moody's Ratings Singapore will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories, as well as whether rating categories have changed and, if so, how. In addition, Moody's Ratings Singapore should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead



the users of the rating, Moody's Ratings Singapore will explain this. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial market professionals in drawing performance comparisons between credit rating agencies.

3.12

a) If Moody's Ratings Singapore publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether Moody's Ratings Singapore was provided access to accounts or other relevant internal documents of the Rated Entity or its related party.



Moody's Corporation Code of Ethics for Chief Executive and Senior Financial Officers – Policy

Issued by:	Moody's Legal Department
Applicable To:	Moody's Corporation Chief Executive Officer, Chief Financial Officer, and Controller (or persons performing similar functions)
Scope:	Global
Effective Date:	November 23, 2010

Policy

Moody's Corporation (the "Company") is committed to conducting its business in accordance with applicable laws, rules and regulations and the highest standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, which applies to the Company's Chief Executive Officer, Chief Financial Officer, and Controller (or persons performing similar functions) (collectively, "Senior Officers"), sets forth specific policies to guide you in the performance of your duties.

As a Senior Officer, you must not only comply with applicable law; you also must engage in and promote honest and ethical conduct and abide by Moody's Code of Business Conduct and other Company policies and procedures that govern the conduct of our business. Your leadership responsibilities include creating a culture of ethical business conduct and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Compliance with Laws, Rules and Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled "Compliance with Code of Ethics."

Conflicts of Interest

Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. No Senior Officer shall make any investment, accept any position or benefits, participate in any transaction or business arrangement, or otherwise act in a manner that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of all facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors (the "Audit Committee"), and obtains the prior written approval of the full Board of Directors.

Disclosures

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. As a Senior Officer, you are required to promote compliance with this policy and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

Compliance with Code of Ethics

If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to the General Counsel. If, for any reason, the Senior Officer deems it inappropriate to report the suspected violation to the General Counsel, the Senior Officer may make his or her report to any member of the Audit Committee. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Audit Committee shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

If you would like to seek a waiver of the Code of Ethics, you must make full disclosure of your particular circumstances to the General Counsel and the Chairman of the Audit Committee, and obtain the written approval of the full Board of Directors. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company's Senior Officers in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, client, supplier, competitor, shareholder, or any other person or entity.

MOODY'S

Legal

Moody's Ratings – Moody's Analytics Separation Policy

Issued by:	Moody's Compliance Department
Applicable To:	All MCO Employees
Scope:	Global
Original Creation Date:	03 Jun 2013
Last Revision Date:	01 Oct 2025
Next Review Date:	01 Oct 2026

I. Background

Moody's Ratings and Moody's Analytics (MA) operate through subsidiaries of Moody's Corporation. Although Moody's Ratings and MA conduct business through independent companies, separated legally and operationally, there are circumstances where Moody's Ratings and MA and their respective Employees[1] may share business information with each other. To mitigate the risk of conflicts of interest, there are certain limitations to the sharing of information. This Policy sets out the situations, as described below, where Moody's Ratings and MA Employees may share business information.

II. Policy Requirements

A. Confidential Business Information

1. Sharing of Confidential Business Information

Except as provided below in Section II.A.2, Moody's Ratings and MA Employees may share Confidential Business Information with each other only where there is a Valid Business Purpose for doing so and subject to approval by business management (as described in the Separation Procedures). The Employee requesting the sharing of information is responsible for articulating the Valid Business Purpose; the Employee receiving the request is responsible for determining whether the information sharing presents a conflict of interest and for obtaining the relevant approvals for providing the information.

---

[1] This Policy does not apply to Korea Investors Service (KIS) or Global Credit Rating (GCR) entities, which have, as necessary, adopted their own substantially similar policies for their specific businesses and jurisdictions.


2. Customer Identities and Moody's Corporate Entertainment Events

→ Rating Personnel may not attend a Moody's Corporate Entertainment Event that is also attended by a Customer.

→ Non-Rating Personnel may attend such events subject to the following. In the course of ordinary social interactions at a Moody's Corporate Entertainment Event with Customers in attendance, MA and Moody's Ratings Employees may share with each other the identity of such Customers (i.e., they may introduce Customers to other attendees by name, title, and employer), without meeting the requirements of Section II.A.1. above. However, this does not include sharing any information regarding the current or proposed business relationship or activities involving Moody's and any such Customers, and sharing such information remains subject to the requirements of Section II.A.1. above. After the Moody's Corporate Entertainment Event has concluded, Employees must treat any information with respect to Customer identity as Confidential Business Information subject to the requirements of Section II.A.1. above. Moody's Ratings Commercial personnel and MA Employees may circulate lists of invited external attendees in advance, but may not indicate whether any such attendee is a current or prospective customer or otherwise describe such attendee's current or potential relationship to Moody's.

B. Covered Business Information

Moody's Ratings Employees and MA Employees may share Covered Business Information, as defined below, with each other only if there is a Business Need to Know that information, and subject to advance review and written approval by Compliance, which may impose requirements, restrictions or controls on the sharing of Covered Business Information. To seek Compliance review and approval for the sharing of Covered Business Information, please refer to the Moody's Ratings – Moody's Analytics Separation Procedure.

C. Sharing with Shared Services Employees

Moody's Ratings Employees and MA Employees may share Confidential Business Information and/or Covered Business Information with Moody's Shared Services (MSS) Employees, provided that there is a Valid Business Purpose for doing so. The approvals described in Sections II.A and II.B above are not required.

D. Questions

If you have questions about this Policy, please contact your Business Unit Compliance Office or Local Compliance Officer.

III. Related Documents

→ [Appendix 1 to Moody's Ratings – Moody's Analytics Separation Policy](#)

→ [Moody's Ratings – Moody's Analytics Separation Procedure](#)

IV. Defined Terms

Capitalized terms used in this Policy, unless otherwise defined herein, are defined in the [Glossary of Defined Terms](#).

Customer means any Moody's customers or prospective customers or their agents, including without limitation rated entities, rating advisors, arrangers, etc.

Moody's Corporate Entertainment Event means a Moody's-sponsored promotional, entertainment or sporting event that has been approved by business management for Customers to attend (for example, a sporting event at MetLife Stadium or Madison Square Garden viewed from a suite) to strengthen relationships and promote Moody's brand.

Non-Rating Personnel are Employees of MCO that are not Rating Personnel.

Confidential Information and Material Non-Public Information Policy

Issued By:	Moody's Compliance Department
Applicable To:	All MCO Employees[1]
Scope:	Global
Original Creation Date:	09 Sep 2011
Last Revision Date:	03 Feb 2025
Next Review Date:	03 Feb 2026

I.   Background

In the course of performing their job responsibilities, Employees may receive or gain access to Confidential Information, some of which may be Material Non-Public Information (MNPI). Confidential Information may come from an external source, such as an Issuer or other third party, or it may be created internally. Employees must protect all Confidential Information, whether external or internally sourced and whether or not it is MNPI, and may not use or share such information for any purpose other than the conduct of Moody's business. Protecting Confidential Information helps Moody's fulfill its legal obligations and helps to encourage customers' good faith disclosures. Employees should err on the side of caution and refrain from disclosing information until they have determined whether it is Confidential Information.

This Policy describes Employees' responsibilities to safeguard Confidential Information and the restrictions on its disclosure and use.

II.   Policy Requirements

A. Preserving, Protecting, and Safeguarding Confidential Information

Employees must preserve, protect, and safeguard Confidential Information from fraud, theft, or misuse. Employees must also protect Confidential Information from inadvertent or unintentional disclosure to internal or external parties that do not have a need to know the information. Employees must not discuss Confidential Information with unauthorized third parties, including family members or business or social acquaintances, or in places where they can be overheard,

---

[1] This Policy does not apply to Korea Investors Service (KIS) or Global Credit Rating (GCR) entities, which have, as necessary, adopted their own substantially similar policies for their specific businesses and jurisdictions.

such as taxis, elevators, or restaurants. Finally, Employees must secure documents, devices, and computer files that contain Confidential Information, whether in the office or outside the office. For information regarding Employees' obligations to protect Moody's technology resources and data, please refer to the Moody's Corporation IT Use Policy.

B. Misuse of MNPI

Employees may not engage in any trade or recommend that a third party engage in a trade of a Security while in possession of MNPI about the Security or the Issuer of the Security. Employees also may not convey MNPI about an Issuer to unauthorized third parties. For more information regarding the restrictions on the use of MNPI, please refer to the Securities Trading Policy.

C. Permitted Disclosure and Use of Confidential Information

Employees may disclose or use Confidential Information only in a manner consistent with Moody's Code of Business Conduct and other applicable policies. In particular, Employees may share Confidential Information internally as follows:

→ With other Employees as permitted under the Moody's Ratings – Moody's Analytics Separation Policy and the Policy on the Separation of Rating Personnel from Commercial Activities and Information; and

→ With Moody's Local employees as permitted under the Guidelines for Joint Interactions.

Employees also may share or use Issuer Confidential Information or Non-Public Information related to Credit Ratings subject to the restrictions set out in the Moody's Ratings Code of Professional Conduct or the applicable Moody's Local Code of Professional Conduct.

D. Questions

Questions regarding whether something is Confidential Information or MNPI or whether there are any restrictions on its disclosure or use should be directed to your Business Unit Compliance Officer or Local Compliance Officer.

III. Related Documents

→ Guidelines for Joint Interactions
→ Moody's Code of Business Conduct
→ Moody's Corporation IT Use Policy
→ Moody's Local Codes of Professional Conduct
→ Moody's Ratings – Moody's Analytics Separation Policy
→ Moody's Ratings Code of Professional Conduct
→ Securities Trading Policy
→ Separation of Rating Personnel from Commercial Activities and Information – Policy

IV. Defined Terms

Ancillary Services are those products and services offered by a Moody's credit rating agency that are not Credit Rating Services, which may include market forecasts, estimates of economic trends, pricing analysis, or other general data analysis, as well as related distribution services.

Business Unit Compliance Officer (BUCO) means the designated contact person for all compliance inquiries associated with a specific Moody's Ratings business line worldwide.


Confidential Information means any competitively sensitive and/or material non-public information that is maintained or otherwise handled by Moody's, Moody's Employees, or others with whom Moody's does business. Examples include, but are not limited to:

→ Non-Public Information used for, or obtained from an issuer or its agent for the purpose of, determining a Rating and, if applicable, the related rating Outlook or rating Review;

→ information concerning a pending Rating prior to the announcement of that Rating or information concerning the rating committee process, such as the voting breakdown in committee, the fact that a member of the rating committee disagreed with the ultimate committee decision, or the names or titles of members of the committee;

→ Non-Public Information relating to Moody's customers or provided by Moody's customers, including but not limited to internal risk assessment models, information concerning the performance of those models, historical default data for loan portfolios, customer-specific loan pricing information, and information concerning portfolio composition and concentration;

→ Non-Public Information about Moody's finances or sales projections;

→ information regarding Moody's business plans, strategies, proprietary systems, algorithms, formulas, methodologies, product designs, processes, research and development information and trade secrets; and

→ Special Personal Data.

Credit Rating means an opinion from a Moody's credit rating agency regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable the related rating Outlook or rating Review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

Employee means any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

Issuer means any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or majority-owned subsidiary of an Issuer.

Issuer Confidential Information has the meaning assigned to such term in the Moody's Ratings Code of Professional Conduct or applicable Moody's Local Code of Professional Conduct, as the case may be.

Local Compliance Officers (LCOs) mean the compliance officers who support the business lines at an assigned country and/ or regional level.

Material Non-Public Information (MNPI) refers to Non-Public Information that might reasonably be expected to have an effect on the market for a security generally or affect an investment decision of a reasonable investor. Examples include, but are not limited to: sales results; earnings or estimates (including reaffirmations or changes to previously released earnings information); dividend actions; strategic plans; new products, discoveries or services; important personnel changes; acquisition and divestiture plans; financing plans; proposed securities offerings; marketing plans and joint ventures; government actions; major litigation, litigation developments, or potential claims; restructurings and recapitalizations; the negotiation or termination of major contracts; and potential or pending Moody's Ratings or Moody's Local rating actions. Information about pending or future Moody's Ratings or Moody's Local rating actions or other material public announcements (such as research reports) is presumed to be material.

MCO refers to Moody's Corporation and its wholly-owned affiliates.

Moody's Local refers to the affiliates of MCO that issue Ratings under the "Moody's Local" brand name. A suffix will be added to specify each jurisdiction using the brand name.

Moody's Ratings refers to all of the MCO entities that issue Ratings under the "Moody's Ratings" brand name, including Moody's Investors Service, Inc.

Non-Public Information refers to information that has not been publicly disseminated (for example, through public filing with a securities regulatory authority, issuance of a press release, disclosure of the information in a national or broadly disseminated news service, or the issuance of a proxy statement or prospectus).

Other Permissible Services are those products and services identified in the Rating Symbols and Definitions publication of a Moody's credit rating agency that are not Credit Rating Services or Ancillary Services.

Outlook means an opinion regarding the likely direction of an Issuer's rating over the medium term, as further described in the Rating Symbols and Definition publication of Moody's credit rating agencies.

Rating means any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services.

Review means an indication that a rating is under consideration for a change in the near term, as further described in the Rating Symbols and Definitions publication of the Moody's credit rating agencies.

Security means any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to, stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts.

Special Personal Data is: (i) an individual's name in combination with the individual's (a) Social Security Number, Taxpayer Identification Number, passport number, driver's license number or other government-issued identification number, (b) financial account number, with or without any code or password that would permit access to the account, (c) credit card number, or (d) employee compensation information, performance evaluations and other information contained in employee personnel files; or (ii) an individual's name or a unique identification number in combination with race, religion, ethnicity, medical or health information, background check information or sexual orientation. Special Personal Data is a type of Personal Data.



Securities Trading Policy

Issued by:	Moody's Compliance Department
Applicable to:	All Employees, Executive Officers and Members of the Board of Directors
Scope:	Global
Creation Date:	9 September 2011
Last Revision Date:	1 October 2025

This Securities Trading Policy (the "Policy") sets forth Moody's restrictions, requirements and expectations for Ownership and Trading of Securities for all Employees.

→ Section I of the Policy is applicable to all Employees. Appendix A sets forth additional trading window and preclearance requirements for trading in Moody's Securities that are applicable to Executive Officers, Members of the Board of Directors, and certain other Employees.

→ Section II of the Policy sets out the meaning of capitalized terms used in this Policy.

→ Sections III and IV of the Policy set forth Moody's restrictions, requirements and expectations for Ownership and Trading of Securities for certain Employees based on their role in and influence over the ratings process (see the definition of "Monitored Employees"), including any Reporting obligations Monitored Employees have in connection with Owning and Trading Securities. Specific policy requirements for Moody's Ratings Singapore Employees can be found in Appendix B. Details regarding requirements for employees of certain Moody's Local entities can be found in Appendix C.

I. GENERAL PROVISIONS

A. Policy Against Insider Trading and Tipping

1. Insider Trading

It is a violation of this Policy (and illegal in many countries) for any Employee or Family Member to:

→ engage in any Trade of a Moody's Security while aware of Material Non-Public Information (MNPI) about Moody's. This prohibition applies regardless of the source from which the Employee or Family Member becomes aware of MNPI about Moody's;

→ engage in any Trade of a Security while aware of MNPI relating to the Issuer of the Security or the Security itself as a result of their employment or other relationship with Moody's. This prohibition applies with respect to any MNPI concerning any Issuer or Security learned as a result of the person's employment or other relationship with Moody's, regardless of whether or not rated by Moody's, and regardless of the circumstances under



which a Moody's Employee or Family Member becomes aware of MNPI concerning another Issuer or Security; and

→ engage in any Trade of a Security while the Employee or Family Member is aware of Non-Public Information relating to that Issuer or Security that is proprietary to Moody's, regardless of whether the information is MNPI. Information relating to a potential rating action decision—including a decision not to take a rating action—is considered "proprietary" to Moody's and Moody's treats such information as MNPI for the purposes of this Policy.

The foregoing prohibitions on Trading remain in effect through the end of the second business day after the MNPI or proprietary Non-Public Information has been widely disseminated to the public.

2. Tipping

It is a violation of this Policy (and illegal in many countries) for any Employee or Family Member:

→ while aware of MNPI about Moody's, to recommend that a third party Trade in Moody's Securities or to convey such MNPI to a third party other than on a work-related need-to-know basis; and

→ while aware of either (i) MNPI about another Issuer or Security as a result of their employment or other relationship with Moody's or (ii) proprietary Non-Public Information about another Issuer or Security, to recommend that a third party Trade in such Issuer's Securities or to convey such information to an unauthorized third party other than on a work-related need-to-know basis.

Such actions constitute "tipping." Tipping is prohibited regardless of whether or not the Employee or Family Member who provides the tip receives any monetary or other benefit.

3. Penalties for Insider Trading and Violations of This Policy

Persons who violate Insider Trading laws, including by Tipping, in the United States and in many other jurisdictions may face criminal penalties (including lengthy prison sentences), civil penalties and private damage awards. Aside from such penalties, subject to applicable law, an Employee who violates this Policy or who has a Family Member whose actions cause the Employee to violate this Policy may be required to take certain remedial steps including, potentially, the divestment of Securities, and/or will be subject to disciplinary action by Moody's up to and including termination of employment.

4. Rule 10b5-1 Trading Plans

Rule 10b5-1 under the Securities Exchange Act of 1934 ("Rule 10b5-1") and this Policy permit Employees to Trade in Moody's Securities regardless of their awareness of MNPI if the transaction is made pursuant to a pre-arranged written Trading plan entered into when the person was not aware of MNPI and that complies with the requirements of Rule 10b5-1, including all applicable cooling-off periods (a "Rule 10b5-1 Trading Plan"). All Rule 10b5-1 Trading Plans, including amendments to plans and termination of plans, must be approved by the Moody's Legal Department.

5. Post-Termination Transactions

This Policy will continue to apply to an Employee and their Family Members after the Employee's employment, service, or relationship with Moody's has terminated with respect to any MNPI or



proprietary Non-Public Information until such information has been publicly disclosed or, if applicable, when the MNPI is no longer material.

B. Additional Restrictions on Moody's Securities - Applicable to All Employees of Moody's Corporation

1. Short Sales

Employees and their Family Members may not sell Moody's Securities "short," regardless of whether they are aware of any MNPI about Moody's. A short sale has occurred if the seller: (i) does not own the securities sold; or (ii) does own the securities sold but does not deliver or transmit them within the customary settlement period (which is referred to as "selling short against the box").

2. Purchasing Moody's Securities on Margin

Employees and their Family Members may not buy Moody's Securities on margin, regardless of whether they are aware of any MNPI about Moody's.

3. Pledging Moody's Securities (including in Margin Accounts)

Employees and their Family Members may not pledge Moody's Securities as collateral for a loan, including by holding Moody's Securities in a broker's margin account when there is an outstanding loan or extension of credit to the account. This restriction does not apply to broker-assisted exercise or settlement of equity awards granted by Moody's that may involve an extension of credit only until the sale is settled.

4. Speculative Trades

Employees and their Family Members are prohibited from engaging in short-term or speculative transactions primarily involving or referencing Moody's Securities, including purchasing or selling put or call options and entering into other derivative transactions primarily involving or referencing Moody's Securities. The prohibition on speculative Trading of Moody's Securities does not apply to Employees' exercise of Moody's stock options received in connection with their compensation.

5. Hedging Transactions

Employees and their Family Members are prohibited from engaging in any derivative transaction primarily involving or referencing Moody's Securities (including prepaid variable forward contracts and collars) that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Moody's Securities.

C. Applicability of this Policy

1. Entities Subject to This Policy

As reflected in the definition of "Family Member," this Policy applies to any other legal person, trust, entity or partnership (other than blind trusts) whose investment responsibilities are discharged by, or that is directly or indirectly controlled by, or whose economic interests are substantially equivalent to, the Employee or any Family Member.



2. Transactions Subject to This Policy

The prohibitions in this Policy also apply to Managed Accounts and other investment portfolios that hold Moody's Securities or another Issuer if the Employee or Family Member has, shares, or can exercise control over the transactions in individual stocks within the fund or portfolio in addition to the third-party investment manager. In addition, Trading shares of a mutual fund or exchange traded fund may violate this Policy and may be deemed to constitute insider trading if Moody's Securities or Securities of another Issuer represent a significant percentage of the fund's assets and the Trade is intended to take advantage of MNPI regarding Moody's or the other Issuer.

D. Applicability to Moody's Stock Plans

1. Moody's Stock Options

Employees may not sell shares issued under any Moody's stock options while aware of MNPI about Moody's, including in connection with a broker-assisted stock option exercise, unless the Trading is undertaken pursuant to an approved Rule 10b5-1 Trading Plan.

2. Moody's Employee Stock Purchase Plan

This Policy does not apply to transactions involving Moody's Corporation Common Stock resulting from an Employee's payroll contributions to Moody's Employee Stock Purchase Plan ("ESPP") under an election made when the Employee was not aware of any MNPI about Moody's. However, no Employee, while aware of MNPI about Moody's or while subject to a closed trading window (as discussed below), may:

→ elect to begin participating or cease participating in the ESPP;

→ increase or decrease the percentage of the Employee's monthly payroll contributions to the ESPP; or

→ sell Moody's Securities purchased pursuant to the ESPP.

3. Moody's Profit Participation Plan

This Policy does not apply to Trades or the non-discretionary reallocation of Moody's Securities in Moody's Profit Participation Plan ("PPP") or other Moody's-sponsored retirement plans resulting from an Employee's periodic payroll contributions to the plans under an election made when the Employee was not aware of any MNPI about Moody's. However, no Employee, while aware of MNPI about Moody's or while subject to a closed trading window, may:

→ increase or decrease the percentage of the Employee's periodic payroll contribution that will be allocated to Moody's stock fund;

→ make an intra-plan transfer of an existing account balance into or out of Moody's stock fund;

→ elect to borrow money against the Employee's PPP or other Moody's sponsored retirement plan if the loan will result in a liquidation of some or all of the Employee's Moody's stock fund balance; or

→ prepay a plan loan if the pre-payment will result in the allocation of loan proceeds to Moody's stock fund.



E. Additional Requirements

1. Certification of Compliance

All Employees must certify compliance with this Policy:

→ within 60 days of being notified of the requirement; and

→ on an annual basis thereafter.

2. Reporting Violations/Seeking Advice

Employees must immediately report violations or suspected violations of this Policy to the Moody's Compliance Department. If you have any questions about this Policy or any doubt as to your obligations under this Policy, you should immediately seek guidance from the Securities Trade Monitoring Unit. Do not attempt to resolve uncertainties on your own and do not Trade if you are uncertain until you have received guidance from the Securities Trade Monitoring Unit.

3. Compliance with Local Laws

Where a local jurisdiction's laws contain mandatory requirements that prohibit conduct in addition to what is prohibited under this Policy, that jurisdiction's laws apply in addition to this Policy. Please contact the Moody's Legal Department if you have any questions regarding the interaction of this Policy and the laws of the country in which you are employed.

4. No Rights Created

This Policy is not intended to, and does not, create any obligations to or rights in any Employee, Family Member, client, supplier, competitor, shareholder or any other person or entity. From time to time, Moody's may impose additional restrictions that supplement and extend those stipulated in this Policy. Moody's will communicate any such changes to Employees.

F. Special Protocols (Tents) for Certain Non-Public Information

1. Establishment of a Tent

Certain upcoming Credit Rating Actions or mergers or acquisitions involving Moody's (prior to public announcement) may have systemic consequences and/or involve a large number of Employees such that additional measures are warranted to reduce any additional risks regarding the misuse of MNPI. In such circumstances, Moody's may establish special protocols (a "**Tent**") and apply additional Restricted Lists, and/or restrict trades in Moody's Securities or other Securities, for relevant Employees. A Tent should be considered whenever advance preparation for a single Credit Rating Action, multiple closely related Credit Rating Actions, or a merger or acquisition involving Moody's could cause a large number of Employees to become aware of MNPI for an extended period of time (i.e., multiple weeks) and/or such event will likely have systemic consequences.

When deciding whether to establish a Tent, systemic consequences to consider include:

→ the breadth and number of Securities the price of which may be impacted;

→ the extent to which market stability, investor confidence, or multiple sectors could potentially be impacted;

→ the number of Employees and rating groups or different teams that would be involved; and


→ in the case of Credit Rating Actions, the number of dependent, related, or closely associated Credit Rating Actions that will follow on from the Credit Rating Action and/or other materially impacted Credit Ratings.

For Tents established for Credit Rating Actions, the Head of Global Ratings and Research is responsible for making the decision to establish a Tent (or modify an existing Tent), as well as its scope, in consultation with the Chief Compliance Officer and Chief Credit Officer (or their respective designees). For Tents established for a merger or acquisition involving Moody's, the decision to establish or modify an existing Tent, as well as its scope, will be made by the appropriate Senior Leadership Team member(s) who are involved in the transaction in consultation with the General Counsel and Chief Compliance Officer (or their respective designees).

2. Communication with Employees

A decision to establish (or modify) a Tent must be communicated to impacted Employees, including the scope of the restrictions, the fact that the establishment of the Tent is confidential, and any other relevant details. The Tent will be lifted once the Credit Rating Action(s) have been disseminated to the public or the merger/acquisition is publicly announced. Upon its lifting, the affected Employees must be so notified.

II. DEFINED TERMS

A. General Defined Terms

Employee means, for purposes of this Policy, any Member of the Board of Directors or any full-time or part-time employee of Moody's Corporation or any of its direct or indirect wholly-owned and majority-owned subsidiaries, wherever located, provided that the employees of any Excluded Subsidiary shall not be considered "Employees" under this Policy.

Excluded Subsidiary means any non-U.S. direct or indirect wholly or majority-owned subsidiary of Moody's Corporation that is designated by the Moody's Legal Department as being excluded from application of this Policy and whose Employees are subject to their subsidiary-specific securities trading policies.

Executive Officer means an "officer" of Moody's Corporation subject to Section 16 of the Securities Exchange Act of 1934.

Family Member means any of the following:

→ an Employee's spouse or domestic partner;

→ a person with whom an Employee cohabits, such as a shared living arrangement where the relationship is more than casual or more than a typical roommate relationship, whether or not they share financial responsibilities;

→ an Employee's minor or dependent children, regardless of whether living at home or away at school;

→ any other relative sharing the same household as an Employee;

→ any persons who do not live in the same household as an Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and

→ any other natural or legal person, trust, entity or partnership (other than blind trusts) whose investment responsibilities are discharged by, or that is directly or indirectly controlled by, or whose economic interests are substantially equivalent to, the Employee or any Family Member.

Insider Trading means Trading a Security while aware of Material Non-Public Information.

Issuer means any entity by which a Security has been issued, guaranteed or by which the credit underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or majority-owned subsidiary of an issuer.

Managed Account is an investment account where Trading decisions and activities are performed by a third-party investment manager under a formal advisory agreement granting the investment manager discretion to trade in individual securities for the account.

Material Non-Public Information or **MNPI** refers to Non-Public Information that is also material, meaning that it might reasonably be expected to have an effect on the market for a Security generally or affect an investment decision of a reasonable investor. Examples include, but are not limited to: sales results; earnings or estimates (including reaffirmations or changes to previously released earnings information); dividend actions; strategic plans; new products, discoveries or services; important personnel changes; acquisition and divestiture plans; financing plans; proposed Securities offerings; marketing plans and joint ventures; government actions; major litigation, litigation developments or potential claims; restructurings and recapitalizations; the negotiation or termination of major contracts; data or security breaches or cyber-related incidents and vulnerabilities; and potential or pending Moody's Ratings or Moody's Local rating actions. Information about pending or future Moody's rating actions or other material public announcements (such as research reports) is presumed to be material.

Member of the Board of Directors means a member of the Moody's Corporation Board of Directors.

Moody's means Moody's Corporation, together with its direct and indirect wholly-owned subsidiaries.

Moody's Security means any Security issued by, or that has a value derived from a Security issued by, Moody's.

Non-Public Information is information that has not been broadly publicly disseminated (including through any of the following methods: public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated financial news service; or the issuance of a proxy statement or prospectus). The fact that rumors, speculation or statements attributed to unidentified sources are public is not sufficient for information to be considered publicly disclosed even when the information is accurate.

Own, Owning and **Ownership** refer to all methods by which an Employee or Family Member may possess direct or indirect investment control over a Security or an account with a financial services institution. For the purposes of this Policy, ownership includes all Securities held in trust (other than a blind trust) over which the person has investment control and all Securities held in any individual retirement account or 401(k) other than Moody's Profit Participation Investment Plan, and Employees are deemed to own all Securities held by their Family Members.

Security means any equity or fixed-income security or any non-deposit financial instrument that has a value derived from an equity or fixed income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts. For example, as used in this Policy, references to Securities issued or guaranteed by an Issuer such as Moody's Corporation include options or other Securities with a value derived from any equity or fixed-income security issued by Moody's Corporation, even if the derivative security is not issued directly by Moody's.

Securities Trade Monitoring Unit refers to the [Moody's Compliance team](#) that administers the securities trading monitoring program described in this Policy.

Tipping refers to when a person who is aware of Material Non-Public Information about Moody's or any other Issuer (i) recommends that a third party Trade in the Issuer's Securities or (ii) conveys such Material Non-Public Information to a third party.

Trade (including Trades, Traded and/or Trading) refers to any transaction by which a person acquires or divests from an interest or position in a Security, including but not limited to purchases, sales (including entry into or modification of a Rule 10b5-1 Trading Plan), gifts, charitable donations (including dispositions to donor advised funds), certain transfers to trusts or estate planning entities, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities) and entering into derivative transactions, including put options, calls and equity swaps as well as liquidating such derivative positions through purchase, sale or exercise.

B. Additional Defined Terms Applicable to Monitored Employees

The defined terms below apply to Monitored Employees for purposes of Sections III and IV of this Policy.

Analyst means any Moody's Ratings or Moody's Local Employee assigned to, or supporting in an analytical capacity, a ratings team with the title of Ratings Associate or higher whose function is to (i) assign or monitor Ratings and, if applicable, the related Outlook or Review, (ii) assist in drafting materials or developing deal-specific models being considered for rating committees, or (iii) supervise Moody's Ratings or Moody's Local Employees included in clauses (i) or (ii) of this definition. The definition of Analyst excludes any Moody's Ratings or Moody's Local Employee assigned to a rating team who does not participate in the Rating process or who supports the Rating process solely through administrative tasks, such as entering information into internal systems.

Ancillary Service means those Moody's Ratings or Moody's Local products and services that are not Credit Rating Services and which may include market forecasts, estimates of economic trends, pricing analysis or other general data analysis as well as related distribution services.

Anticipated Ratings Process means the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

Category means the classification to which all Employees are assigned under this Policy and that defines their securities ownership trading and reporting requirements based on the responsibilities of their job position. Every Employee is either in Category A, B, C or D.

Credit Rating means an opinion from Moody's Ratings or Moody's Local regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories. All references to a Credit Rating in this Policy include the Credit Rating and, to the extent applicable, any related Outlook or Review.

Credit Rating Action means any one of the items below:

→ the assignment of a Credit Rating to an Issuer or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

→ the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

→ a change in a Credit Rating (i.e., upgrade or downgrade);

→ placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating confirmation);

→ the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

→ an affirmation of a Credit Rating; and

→ a withdrawal of a Credit Rating

Credit Rating Services means those products and services offered with respect to Credit Ratings and, if applicable, the related Outlook or Review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

Designated Broker-Dealer are those broker-dealers approved by Moody's to provide electronic feeds of Trades and account activity. For certain US and UK Employees, ByAllAccounts will be considered a Designated Broker-Dealer for purposes of this Policy.

Lead Rating Analyst, Lead Analyst or **Lead** is the Moody's Ratings or Moody's Local Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related Outlook or Review.

Monitored Accounts are those accounts in which Reportable Securities are held.

Monitored Employees are those Employees in Categories A, B or C whose Trading activity and Securities holdings are required to be disclosed due to Ownership of Reportable Securities.

Moody's Local refers to the affiliates of MCO that issue Ratings under the "Moody's Local" brand name. A suffix is added to specify each jurisdiction using the brand name.

Moody's Non-Public Ratings Information means MNPI about Issuers or obligations, including but not limited to non-public information relating to Credit Rating Actions or the Anticipated Rating Process.

Moody's Ratings means all subsidiaries of Moody's Corporation that issue Ratings under the "Moody's Ratings" brand name, including Moody's Investor Services, Inc. and the credit rating affiliates listed in Item 3 of Form NRSRO filed with the U.S. Securities and Exchange Commission (available on ratings.Moodys.com).

Other Permissible Service are those products and services identified in the Rating Symbols and Definitions publication that are not Credit Rating Services or Ancillary Services.

Outlook means an opinion regarding the likely direction of an Issuer's rating over the medium term, as further described in the Rating Symbols and Definitions publication.

Person Approving Credit Ratings (PACR) is the person who is designated to oversee and provide senior level approval for a Credit Rating Action. Designation of individuals as PACR is determined by each Rating Group.

Position Profile refers to the Category—A, B, C, or D—to which an Employee belongs as well as any Restricted List(s), if any, that apply to the Employee.

Rated Entity means any entity rated by Moody's Ratings or Moody's Local or any entity that issues securities rated by Moody's Ratings or Moody's Local, or any entity that is seeking a Credit Rating from Moody's Ratings or Moody's Local.

Rating means any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services.

Rating Group means an analytical rating team in Moody's Ratings or Moody's Local.

Rating Group Head means, for Moody's Ratings, the Managing Director or, for Moody's Local, the Rating Manager who is, in either case, in charge of a Rating Group.

Rating Symbols and Definitions is a reference guide that sets out definitions of the rating symbols and rating scales used by Moody's Ratings or Moody's Local.

Reporting means disclosing to Moody's all Reportable Securities held or Traded.

Reportable Securities means any Securities (based on the definition of Security above) held by a Monitored Employee and/or his or her Family Members that are not subject to an exemption as set forth in Section III.F, Exemptions.

Restricted List means a list of Securities by industry, geography or regulation, which an Employee and any Family Members of that Employee may not Own or Trade.

Review means is an indication that a rating is under consideration for a change in the near term as further described in the Rating Symbols and Definitions publication.

Subsequent Ratings Process means the process of assigning Credit Ratings that (together with the associated outlook or review status, if applicable) are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

→ Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

→ Credit Ratings assigned based on the pass-through of a primary Issuer's Credit Rating, including monoline or guarantee linked ratings; or

→ Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also



includes Credit Ratings assigned to new debts, new programs, or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.

III. REPORTING AND TRADING REQUIREMENTS

A. Reportable Securities

Monitored Employees must ensure that all Reportable Securities and Monitored Accounts are reported to the Securities Trade Monitoring Unit.

Certain Securities are exempt and are considered not Reportable for purposes of this Policy. These are detailed in Section III.F, Exemptions, and Section III.G, Exempted Securities Issued by Moody's. Unless a Security is explicitly exempted in Section III.F or Section III.G, it is considered to be a Reportable Security for the purposes of this Policy.

B. Categorization of Employees

Under this Policy, different requirements apply to Employees and their Family Members depending on the Employee's ability to access MNPI and the Employee's role in and influence over the ratings process. Each Employee falls into one of four Categories, which are outlined below in Table 3.1. Each Category of Employees is subject to different requirements, which are outlined in Table 3.2, except that Employees in Category D are not "Monitored Employees" and therefore are not subject to any of the additional restrictions set out in this Section III. Your assigned Category and Restricted List(s) can be found in Expo under "View Your STP Category/Restrictions." Each Employee will be able to view only his or her own Position Profile information. If you have questions about the Category to which you have been assigned, please contact your manager.

Table 3.1: Employee Categories

Category	Description
A	→ Influence on ratings and access to Moody's Non-Public Ratings Information → Perceived or actual influence on a rating → Sits on rating committees → Provides input to the rating process → Manages Employees with ratings influence → Ability to routinely access Moody's Non-Public Ratings Information as part of the regular course of Employee's job
B	→ Ability to routinely access Moody's Non-Public Ratings Information as part of job responsibility, but no influence on ratings → Ability to routinely access rating action information prior to publication → Ability to routinely access folders, shared drives or systems (e.g., AccuRate) containing MNPI
C	→ Sporadic access to Moody's Non-Public Ratings Information, but no influence on ratings → No systematic access to Moody's Non-Public Ratings Information as part of job responsibility → No responsibility for processing Moody's Non-Public Ratings Information → Occasional access to Moody's Non-Public Ratings Information as a result of inquiries, special projects or other tasks on a case-by-case basis
D	→ No influence on ratings and no access to Moody's Non-Public Ratings Information



C. Requirements Applicable to Employee Categories

The Reporting requirements under this Section are based on (i) your Employee Category and (ii) the type of Monitored Account(s) in which you hold Reportable Securities. For purposes of this Policy, there are three types of Monitored Accounts:

→ *Direct Control Accounts*: a Trading or investment account where the account holder has full discretion/control over the account and can effect Trades in the account. This includes, but is not limited to, regular brokerage accounts or other financial services accounts, 401ks, IRAs, custodial and similar accounts. These accounts may be controlled directly by the account holder or through direction provided by the account holder to a financial services provider or financial advisor.

→ *Managed Self Directed Accounts*: an investment account where the account holder may choose the initial asset allocation but cannot direct any Trading activity after the initial investment. All Trading decisions and activities are performed by a third-party manager/advisor under a formal investment agreement.

→ *Managed Fully Discretionary Accounts*: an investment account where the account holder has no control over the investments or Trading activity in the account. The initial asset allocation and all Trading decisions and activities are performed by a third-party manager/advisor under a formal investment agreement.

Managed Accounts where the Employee or Family Member has, shares, or can exercise control over the transactions in individual stocks within the fund or portfolio in addition to the third-party investment manager will be treated as Direct Control Accounts under this Policy.

For Managed Accounts where Employees or their Family Members hold Reportable Securities, Employees must submit documentation to the Securities Trade Monitoring Unit detailing the nature of the Managed Account, including the extent of any control over transactions by the Employee or a Family Member. Table 3.3 provides the Reporting requirements as they pertain to each Employee Category.

D. Description of Employee Requirements

All Reporting on Monitored Employees will be conducted through the Employee Compliance Manager System (the "ECM System"), which may be accessed on the Expo Securities Trading Program page.

1. Monitored Employee Account Disclosure

Subject to local law, existing Employees must:

→ provide to Moody's a complete list of all Reportable Securities and Monitored Accounts held by the Employee or their Family Members (including the name of the financial institution, account number, the name of the account holder(s) and the type of account); and

→ provide consent authorizing all relevant financial institutions to provide Moody's with access to all Trade confirmations and account statements relating to their Monitored Accounts.

Securities that are not held in a brokerage account or other financial services account must be reported to the Securities Trade Monitoring Unit separately.


2. Changes to Employee Securities Account Status

Monitored Employees must promptly notify the Securities Trade Monitoring Unit by email in any of the following circumstances:

→ when they or a Family Member opens a new Monitored Account at a brokerage firm or other financial services firm that contains Reportable Securities or obtains a beneficial interest in, or the authority to Trade in, an additional Monitored Account containing Reportable Securities; or[1]

→ when an existing Monitored Account is closed or materially changed.[2]

The Compliance Department may require additional documentation regarding such accounts.

3. Designated Broker-Dealers

All Monitored Employees and their Family Members (wherever they are located) who have a Monitored Account that holds Reportable Securities maintained in the United States and/or the United Kingdom are required to maintain such Monitored Account(s) with one or more Designated Broker-Dealers. In limited circumstances, the Compliance Department may grant a waiver of the requirement to maintain Monitored Accounts at Designated Broker-Dealers pursuant to the waiver procedures set out in Section III.D.13.

The list[3] of current Designated Broker-Dealers is:

→ Charles Schwab (including former TD Ameritrade accounts)
→ Fidelity
→ Interactive Brokers
→ Bank of America Merrill Lynch
→ Morgan Stanley (including former E-Trade Financial accounts)
→ UBS Financial Services
→ Vanguard
→ Hargreaves Lansdown (U.K.)
→ Interactive Investor (U.K.)
→ Fidelity International (U.K.)

For accounts with Reportable Securities established at a Designated Broker-Dealer, Employees are required to complete and submit the associated Duplicate Authorization form to the Securities Trade Monitoring Unit granting consent for the brokerage firm to send duplicate Trade confirmations and account statements to Moody's via electronic feeds. Required forms and submission details are available on the Expo Securities Trading Program page.

→ Designated Broker-Dealers will provide all Trade confirmations and Monitored Account holdings to Moody's by electronic data feed.

---

[1] Fidelity accounts opened by Moody's Corporation for Employee Stock Purchase Plan or to hold shares of Moody's stock received as compensation are not automatically reported to the Compliance Department for monitoring. These accounts must be reported to Compliance by the Employee if and when they choose to invest in Reportable Securities within the account.

[2] An example of a material change would be the addition of another beneficial owner or person who can authorize Trades in the account or the account becoming (or ceasing to be) a Managed Account or other Reportable account.

[3] Subsidiaries of these Designated Broker-Dealers, where the electronic feed is confirmed as being supported by the approved Broker-Dealer, can be utilized by Employees. Additional Designated Broker-Dealers may be added or permitted through the waiver process discussed in Section III.D.13. The list will be updated once new Designated Broker-Dealer relationships are established.

→ Securities information received via electronic feeds will be automatically fed into Moody's third-party vendor system used for monitoring Employee trading activity.

All Monitored Employees and their Family Members (wherever they are located) who have a Monitored Account that holds Reportable Securities maintained in any jurisdiction other than the United States and the United Kingdom may use any Designated Broker-Dealer if available in their jurisdiction or a local non- Designated Broker-Dealer.

→ For Monitored Accounts not held at a Designated Broker-Dealer, the Monitored Employee must provide duplicate Trade confirmations and account statements to the local Moody's Compliance Officer or the Securities Trade Monitoring Unit on a timely basis.

→ For monitoring purposes, the Securities Trade Monitoring Unit will enter into the ECM System Securities information as reflected on the duplicate Trade Confirmations and/or account statements provided to Moody's.

4. Non-Designated Broker-Dealers - Manual Reporting of Trades

Employees and their Family Members may report their Trades other than electronically only if their Monitored Accounts are held in jurisdictions in which the use of Designated Broker-Dealers is not required under this Policy or where a waiver has been granted by the Moody's Compliance Department. In those limited cases where Designated Broker-Dealers are not required, Employees and their Family Members must make arrangements with their broker-dealer for the Securities Trade Monitoring Unit to receive duplicate account statements or they are to provide copies directly to the Securities Trade Monitoring Unit.

5. Reporting of Securities Not Held at a Broker-Dealer or Other Financial Firms

Employees are required to disclose Reportable Securities in the form of stock certificates, government Securities that are purchased and redeemed directly from a sovereign in paperless electronic form (e.g., U.S. Treasuries via Treasury Direct or U.K. Gilts via Direct.gov), as well as securities not custodied at a broker-dealer. Required forms and submission details are available on the Expo Securities Trading Program page.

6. Restricted Lists

Restricted Lists have been developed for Moody's Employees based on each Rating Group in Moody's Ratings and cover both US and global Issuers regardless of whether they are rated by Moody's Ratings. Additional Restricted Lists have been created for Employees of certain Moody's Local entities as described in Appendix C. Monitored Employees assigned Category A or B, and their Family Members, may not Own or Trade any Security on the Restricted List(s) applied to them. Additional restrictions may apply depending on an Employee's geography.

Each Employee's Position Profile, including any Restricted List(s) that applies to the Employee, is available on Expo. Each Employee will be able to view only his or her own position profile information. Employees and their Family Members may not Own or Trade Securities on any Restricted List applicable to the Employee.

Moody's reserves the right to prohibit Trades of Securities not listed on the applicable Restricted Lists for any Employee and his/her Family Members. Moody's will communicate all such further restrictions to Employees if and when they occur.

Note that Restricted Lists include sector funds. For example, an Analyst (or his or her Family Member) who is prohibited from holding or Trading any Security on the "CFG –Technology / Telecommunications / Media/Services" Restricted List also may not Own a telecommunications sector fund, and Analysts (and their Family Members) who are prohibited from holding or Trading any securities on the "Financials" Restricted List also may not Own or Trade financial institution sector funds. Such Analysts (and their Family Members) may, however, Own or Trade a health care sector fund, for example.

Any investments you select in a Moody's sponsored retirement account (e.g., Profit Participation Plan) must comply with any Restricted List(s) assigned to you in your current role at Moody's and must be evaluated as your role and/or those lists change.

Employees who, on limited occasions, participate in rating committees outside of their area of analytic/professional responsibility will be subject to restrictions based on the specific committee participation, not the entire Restricted List for that Rating Group. Employees who routinely participate in rating committees outside of their area of analytic/professional responsibility will be subject to the respective Restricted List for that Rating Group in addition to the Restricted List applicable to their own Rating Group.[4] In both circumstances, these additional restrictions will remain in place for a period of 90 calendar days following the date of the rating committee or three days after the Rating becomes public, whichever is longer.

When an Employee is no longer deemed subject to a specific Restricted List (for example due to a change in responsibilities), the Restricted List that previously applied will continue to apply to the Employee and their Family Members for a period of 90 calendar days to provide for a cooling-off period.

7. Pre-Trade Clearance for Category A and B Employees and Family Members

Subject to local law requirements, Employees in Categories A and B, and their Family Members in all jurisdictions, are required to provide advance notice and obtain pre-approval of any Trades in Reportable Securities. Such Employees are responsible for ensuring that their Family Members provide their proposed Trades to the Employee for compliance with this Policy's pre-clearance requirements. Prior to Category A and B Employees or their Family Members executing any Reportable Trade, they must obtain a pre-clearance approval from the ECM System or in writing from the Securities Trade Monitoring Unit.

To accomplish this requirement, Category A and B Employees must enter all reportable Trade requests into the ECM System and receive an approval before executing any Trades with their broker-dealer. The ECM System will instantly display an Approved or Denied message depending on the restrictions that apply. The system will also send an email detailing the outcome of the request.

Employees in job positions classified as Category A or B who are Trading products that are not recognized by the ECM System must obtain written pre-clearance approval from the Securities Trade Monitoring Unit. For example, Trade requests for "new issues" that are not yet included in the ECM System will require a written pre-clearance from the Securities Trade Monitoring Unit.

---

[4] Category A or B Employees hired by or transferred into Moody's Ratings on or after October 1, 2017 will continue to have all Restricted Lists apply to them regardless of their Rating Committee participation status.

Trade requests will be denied if: (a) the security to be Traded is on any Restricted List associated with the requesting Category A or B Employee; (b) a sell request does not meet the 30-Day Hold requirement; or (c) additional restrictions are in effect.

All approved pre-clearance requests will remain in effect for the duration of the day of the approval, through the close of business on the following business day. After a pre-clearance request is approved, Category A and B Employees, and their Family Members, must place orders with their broker-dealer by the close of business on the next business day after approval was granted. If the order is not placed with your broker-dealer before the pre-clearance approval expires, a new pre-clearance request must be submitted and approved.

Managed Self-Directed Accounts and Managed Fully Discretionary Accounts as defined in Section III.C are not subject to the pre-Trade clearance requirement. For exceptions to pre-Trade clearance requirements, see Table 3.3.

8. Post-Trade Review

Trading activity for Employees in Categories A, B, and C, and their Family Members, will also be monitored on a post-Trade basis as shown in Tables 3.2 and 3.3 below. Compliance reserves the right to conduct additional post-Trade reviews as may be appropriate.

9. 30-Day Holding Period

Employees in Categories A and B, and their Family Members, who purchase a Reportable Security in a Direct Control Account must hold that Security for at least 30 consecutive calendar days after the most recent purchase of the Security (the "30-Day Holding Period"). The reinvestment of dividends, interest or capital gains will not be considered a new purchase and will not impact the holding period. No sale of a Reportable Security may occur less than 30 days after the most recent purchase of such a Security, regardless of the account(s) in which the Security is held. Further, Employees in Categories A and B, and their Family Members, may not enter into a derivative contract that will expire in less than 30 days.

The 30-Day Holding Period does not apply to Employees in Category C or to Trades made within Managed Self-Directed Accounts and Managed Fully Discretionary Accounts, as defined in Section III.C. See Table 3.3 below for additional details regarding Managed Accounts.

10. Orders

A Good-Til-Canceled (GTC) order is an order to buy or sell a Security at a specific price which lasts until the Trade is executed or cancelled. A Stop Order, also referred to as a Stop-Loss Order, is considered a GTC order for the purposes of this Policy. GTC orders are permitted and may remain in effect as permitted by the rules of your broker-dealer subject to restrictions regarding Trading Securities while aware of MNPI as set out in this Policy. Prior to placing a GTC order, Category A and B Employees and their Family Members must also obtain a pre-clearance approval to Trade the Security. This approval must be obtained from the ECM System or in writing from the Compliance department prior to the initial order. Any changes to the GTC order other than cancellation must also be submitted for pre-trade clearance. All approved pre-clearance requests on GTC orders will remain in effect for the duration of the day of the approval, through close of business on the following business day. If the GTC order is not placed with your broker-dealer before the pre-clearance approval expires, a new pre-clearance request for the GTC order must be submitted and approved. The 30-Day Holding Period also applies to Trades that are executed as a result of a GTC order to sell.

11. Leave of Absence

If an Employee is on a leave of absence, their Reporting obligations are dependent upon whether or not they continue to have access to Moody's systems. An Employee who continues to have access to Moody's systems, including mobile devices, laptop, or any other mechanism, is required to comply with the Reporting requirements of the Policy, including pre-trade clearance and submissions of periodic trade confirmations and monthly statements. If an Employee relinquishes his/her Moody's issued mobile devices, laptop, or any other mechanism by which he/she can access Moody's systems, the Reporting obligations can be temporarily lifted until the Employee returns to work.

However, in these instances, an Employee is still subject to his/her Restricted Lists for a period of 90 calendar days to provide for a cooling-off period. While on leave of absence, Employees are bound by the Moody's Corporation Code of Business Conduct and this Policy and cannot engage in any trading activity with respect to an Issuer while aware of MNPI regarding such Issuer. For instances in which the Reporting requirements are temporarily lifted, accounts held with designated brokers will continue to provide trade data through our direct feeds. For those accounts not maintained with a designated broker, the Employee will be required to provide the Securities Trade Monitoring Unit with monthly account statements generated during the leave upon their return to work.



12. Summary of Employee and Reporting Requirements

Tables 3.2 and 3.3 below provide a summary of Employee and Reporting requirements under this Policy, organized by Employee Category and account type.

Table 3.2: Employee Requirements by Category

	Category A	Category B	Category C	Category D
Required to use Designated Broker-Dealer[5]	✓	✓	✓	NA
Restricted List(s) Apply	✓	✓	NA	NA
Disclosure/Certifications				
New Employee Securities disclosure	✓	✓	✓	NA
New Employee STP certification	✓	✓	✓	✓
Annual STP certification	✓	✓	✓	✓
Trades and holdings in Monitored accounts	✓	✓	✓	NA
Self-disclosure of violations or suspected	✓	✓	✓	✓
Trade Requirements by Account Type				
Direct Control account				
Pre-Trade clearance	✓	✓	NA	NA
Post-Trade review	✓	✓	✓	NA
30-Day Holding Period	✓	✓	NA	NA
Restricted List(s) apply	✓	✓	NA	NA
Managed Self Directed account				
Post-Trade review	✓*	✓*	✓*	NA
Restricted List(s) apply	✓	✓	NA	NA
Managed Fully Discretionary account				
Post-Trade review	✓*	✓*	✓*	NA
Restricted List(s) apply	✓	✓	NA	NA

✓   Requirement applies to this Category

*   Post-Trade Review only required in the event of account opening, closure, or in the case of material amendments or material funding changes as described in Table 3.3

---

[5] This is applicable in the US and UK.

Table 3.3: Monitored Account Type Details

	Category A	Category B	Category C
Direct Control Account (including through use of a financial advisor or money manager)	→ Restricted List(s) apply → Pre-Trade clearance and 30-Day Holding Period apply	→ Restricted List(s) apply → Pre-Trade clearance and 30-Day Holding Period apply	→ Post-Trade review applies
Managed Self Directed Account Documentation must be provided to the Securities Trade Monitoring Unit that supports the discretionary nature of accounts and that the advisor has been notified of the applicable restricted list(s)	→ Restricted List(s) apply → Pre-Trade clearance and 30-Day Holding Period do not apply → Employee must notify the Compliance Department when account is opened, closed, materially changed or when funds are added or withdrawn (representing 50% or greater of the account value except for pre- programmed additions or withdrawals) → In these instances, any Trades associated with the opening, closing, material amendment or funding change will be monitored on a post-Trade basis	→ Restricted List(s) apply → Pre-Trade clearance and 30-Day Holding Period do not apply → Employee must notify the Compliance Department when account is opened, closed, materially changed, or when funds are added or withdrawn (representing 50% or greater of the account value except for pre-programmed additions or withdrawals) → In these instances, any Trades associated with the opening, closing, material amendment or funding change will be monitored on a post-Trade basis	→ Employee must notify the Compliance Department when account is opened, closed, materially changed, or when funds are added or withdrawn (representing 50% or greater of the account value except for pre-programmed additions or withdrawals) → In these instances, any Trades associated with the opening, closing, material amendment or funding change will be monitored on a post-Trade basis
Managed Fully Discretionary Account Documentation must be provided to the Securities Trade Monitoring Unit that supports the discretionary nature of accounts and that the advisor has been notified of the applicable restricted list(s)	→ Restricted List(s) apply → Pre-Trade clearance and 30-Day Holding Period do not apply → Employee must notify the Compliance Department when account is opened, closed, materially changed, or funds are added or withdrawn (representing 50% or greater of the account value except for pre-programmed additions or withdrawals) → In these instances, any Trades associated with the opening, closing, material amendment or funding change will be monitored on a post-Trade basis	→ Restricted List(s) apply → Pre-Trade clearance and 30-Day Holding Period do not apply → Employee must notify the Compliance Department when account is opened, closed, materially changed, or funds are added or withdrawn (representing 50% or greater of the account value except for preprogrammed additions or withdrawals) → In these instances, any Trades associated with the opening, closing, material amendment or funding change will be monitored on a post-Trade basis	→ Employee must notify the Compliance Department when account is opened, closed, materially changed, or funds are added or withdrawn (representing 50% or greater of the account value except for pre-programmed additions or withdrawals) → In these instances, any Trades associated with the opening, closing, material amendment or funding change will be monitored on a post-Trade basis



13. Waivers

Under certain limited circumstances, the Compliance Department may grant written waivers of the Reporting, Trading or Ownership restrictions imposed upon Employees and their Family Members. Waiver requests must be made in writing and should include all relevant facts in support of the waiver request. Requests must be submitted by the Employee to his/her direct manager for approval. If the manager approves the request, it must then be submitted to the Securities Trade Monitoring Unit for consideration. The Employee is bound by the restrictions in this Policy unless and until the Compliance Department approves the waiver request.

In those cases, in which the Securities Trade Monitoring Unit grants a waiver of the Trading or Ownership restrictions with respect to a particular Issuer, the Employee still will be precluded from participating in any rating action, including attending rating committees, for that Issuer. In situations in which a waiver relating to one or more aspects of the Policy is granted, the Employee will still be subject to the other provisions of the Policy and certain restrictions relating to his or her job activities may apply. Under no circumstances would a waiver authorize an Employee or Family Member to violate Insider Trading or other applicable laws.

E. Certifications And Self Disclosure

1. New Employee Compliance Certification

Prior to their employment start date, all Category A, B and C candidates must submit a list of all Reportable Securities held by them and their Family Members for review by the hiring manager. Each Category A, B and C Employee must complete an initial compliance certification within 60 days of being notified of the requirement to certify. The certification acknowledges that such Employee has read, understands and agrees to comply with this Policy.

Subject to local law requirements, each Category A, B and C Employee also must certify that such Employee:

→ agrees to provide Moody's with a complete list of all Reportable Securities held by the Employee and his/her Family Members, as well as a list of all Monitored Accounts associated with such Securities;

→ has submitted Duplicate Account Authorization Form(s) to Moody's allowing the Compliance Department to obtain access to all Trade confirmations and account statements for all Monitored Accounts in which the Employee or his/her Family Members hold Reportable Securities; and

→ has disclosed all Reportable holdings and Trades conducted by the Employee and/or his or her Family Members for Securities that are not held in a brokerage account or other financial services account (e.g., when the Security is in the form of a physical certificate).

2. Annual Compliance Certification

Annually, each Category A, B and C Employee also must certify that such Employee has been in continuous compliance with the Monitored Employees Policy since the prior certification, including compliance with the Reporting requirements of the Policy as applicable to the Employee's Category. During the annual certification, Monitored Employees will also be required to confirm their Reportable Accounts. Employees are able to review their own accounts and holdings information in the ECM System.



3. Self-Disclosure of Non-Compliance

Either you or a Family Member may find that a change of circumstances creates potential non-compliance with this Policy. For example, you may be re-assigned to a new rating team, or you or a Family Member may inherit Securities that are on a Restricted List(s) that applies to you. In such circumstances, you must contact your manager and the Compliance Department promptly in writing to address any such potential non-compliance with this Policy. Please note that before you or your Family Member sells any Security you believe may not be in compliance with this Policy, you must obtain clearance from the Securities Trade Monitoring Unit.

F. Exemptions

The following are exemptions from Section III Reporting and Trading Requirements:

1. Government-issued Savings Bonds

Government-issued bonds that are non-transferable and backed by the full faith and credit of the issuing government (e.g., US Savings Bonds, Japanese Government Bonds (JGBs), or similar savings bond type securities issued by other sovereigns for individual investors) are exempt. However, government securities (e.g., Treasury bonds, bills, or "gilts") that may be sold or transferred in the secondary market are subject to the Reporting requirements and Trading restrictions for Monitored Employees.

2. Precious Metals

Funds or ETFs solely holding physical precious metal bullion (i.e., gold, silver, and platinum) are exempt. However, ETFs holding securities related to the precious metals industry are subject to the Reporting requirements and Trading restrictions for Monitored Employees.

3. Insurance Policies and Annuities

Personal insurance policies, such as homeowners, life, auto, disability and individual annuity policies, where there is no ability for the account holder to direct the investments or Trading within the annuity are exempt.

4. Certificates of Deposit

Certificates of deposits and equivalents, such as those issued by governments, banks, credit unions, and savings and loans, are exempt.

5. Blind Trusts

Trades of Securities made in a "blind trust" held for the benefit of an Employee or his or her Family Members are exempt. For the trust to qualify as a blind trust, however, the Employee and/or his or her Family Members must have:

→ no knowledge of the Securities held in the trust; and

→ no discretion or control over the Trading of Securities in the trust.

To rely on this exemption, an Employee or his or her Family Member must provide a copy of the agreement covering any blind trust that is held for the benefit of the Employee or his or her Family Members to the Moody's Legal Department for approval. The Legal Department will report approvals to the Securities Trade Monitoring Unit who will record the approval in the ECM System and notify the Employee that an exemption from Reporting has been granted. This exemption does


not apply until the documentation establishing the trust has been approved by the Legal Department, reported to the Securities Trade Monitoring Unit and has become effective (i.e., the Securities have been transferred to the trust account). All changes to an approved blind trust must be made in writing and must be approved by the Legal Department. An Employee who opens a blind trust will be prevented from participating in any rating committees relating to any Security that is being transferred into the trust for a period of 90 days from the date that the blind trust was opened.

6. Widely Diversified Funds

This exemption applies to:

→ money market mutual funds;

→ widely diversified mutual funds[6], meaning that the fund's investment objectives are not focused on any particular type of investment or industry and the fund does not invest 80% or more of its assets in a particular industry;

→ widely diversified collective investment schemes;

→ exchange-traded funds that represent a diversified index or otherwise are not sector specific; and

→ unit investment trusts.

7. Dividend Reinvestment Plans

Although participation by Employees or their Family Members in a dividend reinvestment plan in a Security is subject to pre-approval for Category A and B Employees, each subsequent investment through the dividend reinvestment plan does not need to be pre-cleared unless the Employee or his or her Family Member is changing the manner of the investment or the Security in which the investment is being made. To obtain pre-approval for a dividend reinvestment plan, please contact the Securities Trade Monitoring Unit.

8. Education Savings Plans

Education savings plans (such as plans that comply with Section 529 of the U.S. Internal Revenue Code, commonly referred to as "529 Plans"), where there is no ability for the account holder to view the underlying securities or direct the investments or Trading within the account, are also exempt.

G. Exempted Securities Issued by Moody's

1. Moody's Stock Options

The Reporting requirements outlined in this Section III do not apply to the receipt, holding or exercise of Moody's stock options received by an Employee in connection with their compensation.

2. Moody's Stock Received in Connection with Compensation

Neither the Reporting requirements nor the 30-Day Holding Period apply to Trades of Moody's shares received by an Employee under Moody's compensation plans.

---

[6] Mutual funds previously considered widely diversified and held by an Employee as of October 1, 2012 for U.S. Employees; December 31, 2012, for U.K. Employees; and March 31, 2013, for Employees in all other regions will continue to be treated as such for that Employee.


3. Moody's Employee Stock Purchase Plan

Neither the Reporting requirements nor the 30-Day Holding Period apply to MCO trades resulting from an Employee's payroll contributions to Moody's Employee Stock Purchase Plan ("ESPP") under an election made when the Employee was not aware of any MNPI about Moody's.

4. Moody's Profit Participation and Other Moody's Sponsored Plans

Neither the Reporting requirements nor the 30-Day Holding Period apply to Trades or the non-discretionary reallocation of Moody's Securities in Moody's Profit Participation Plan ("PPP"), Moody's Deferred Compensation Plans, or other Moody's-sponsored retirement plans resulting from an Employee's periodic payroll contributions to the plans under an election made when the Employee was not aware of any MNPI about Moody's.

H. Employees of Moody's Corporation Participating In Credit Rating Actions

1. Participation in Credit Rating Actions

Employees may not directly or indirectly participate in a Credit Rating Action if they or their Family Members Own any Security that could be affected by that Credit Rating Action. Direct or indirect participation in a Credit Rating Action includes, but is not limited to: serving in various roles (Lead Analyst, back-up Analyst, Rating Analyst, Rating Committee Chair, Person Approving Credit Rating); participating in rating committee meeting(s) (both voting and non-voting participants); assisting in drafting the materials specifically produced for the rating committee (financial analysis, models, drafting); providing the approval to record and release a Credit Rating Action; or working with a rating team or Analyst on a model specific to the Credit Rating.

2. Ownership of Certain Securities

Monitored Employees categorized as A or B are restricted from Owning or Trading certain Securities on Restricted Lists assigned to them where they have access to MNPI or influence on ratings. For more information, see Section III.D.6 (subsection "Restricted Lists"). Effective October 1, 2017, all new hires in Moody's Ratings in Categories A or B, and Employees transferring from outside Moody's Ratings to Moody's Ratings Category A or B positions, are precluded from holding any Reportable Securities as a condition of employment and are required to divest Reportable Securities prior to commencing employment. All Restricted Lists are assigned to these Employees and to their Family Members for as long as they continue in Category A or B roles.

IV. MANAGER RESPONSIBILITIES

A. Assistance to the Compliance Department

Managers are responsible for assisting the Compliance Department with any matters identified as potential violations or where further information may be required and must promptly respond to any such requests.

B. Post-Trade Review

Managers are responsible for performing post-Trade reviews of all Trades by any Employee or Family Member as requested by the Compliance Department. Managers must promptly, but in no event later than six (6) business days after being notified by the Compliance Department of any

Trade(s), review such Trade(s) for compliance with this Policy and immediately report any possible violations or concerns to the Securities Trade Monitoring Unit. Management review also includes consideration of whether the Employee had access to MNPI.

For trading activity subject to post-trade review, Compliance forwards a report of all outstanding reportable transactions to each manager, detailing the executed transactions of their direct reports, for their review and approval. Once reviewed, the information will be retained in the associated Compliance tracking system.

C. Appropriate Employee Categorization/Restricted List

Managers are responsible for maintaining the Employee Category of A, B, C, or D for their Employees by reviewing all such categorizations on an annual basis. Managers must determine if any change in role, position or responsibility necessitates a change in the Employee Category and Restricted List(s). In such an event, the manager must make the necessary change in the Employee Position Profile (located in WorkWise) promptly following the determination. Management must also report the change to the Securities Trade Monitoring Unit.

If an Employee in Category A or B has changed roles and transitioned from one Restricted List to a different Restricted List, the manager is responsible for reporting the change to the Securities Trade Monitoring Unit in addition to changing the Restricted List categorization in the Employee's Position Profile.

D. Restricted List Maintenance

Rating Group Heads or their designees, with Compliance oversight, are responsible for reviewing Restricted Lists in their Rating Groups and for keeping them current, including providing changes to the Securities Trade Monitoring Unit as they arise as well as undertaking a periodic review when requested by the Compliance Department. Restricted Lists must be reviewed quarterly, and any changes must be reviewed by the Compliance Department prior to implementation.

E. New Employee Securities Disclosure Form

Managers must review the Security disclosures provided by candidates for positions in Categories A, B, and C to confirm that none of the candidates' job roles or responsibilities conflict with any of the Securities he or she may hold at the time of on-boarding and, for US and UK candidates, that the candidate's Monitored Accounts are maintained at a Designated Broker-Dealer. If the candidates hold any Securities that are on a Restricted List applicable to the position for which the candidate is being considered, the Securities must be divested or, subject to the requirements in Section III.F.5 above, moved to a blind trust, prior to onboarding and a revised Disclosure Form submitted. Additionally, for US and UK candidates who have Monitored Accounts maintained at a broker-dealer or other institution that is not one of the Designated Broker- Dealers, the candidate must submit a disclosure form showing the accounts have been moved to a Designated Broker-Dealer.



APPENDIX A

ADDITIONAL TRADING WINDOWS AND PRE-CLEARANCE REQUIREMENTS APPLICABLE TO CERTAIN EMPLOYEES

A. Trading Window

All Executive Officers, Members of the Board of Directors, and certain other Employees identified by the Moody's Legal Department, as well as their Family Members, are subject to "trading window" restrictions. Persons subject to the trading window may Trade Moody's Securities only during an open trading window. Moody's will notify persons subject to the trading window restrictions of the dates when the trading window opens and closes. Trading windows will be pre-announced each quarter, but generally will open each quarter at the beginning of the third business day after the filing with the SEC of the Moody's Corporation annual or quarterly report and the trading window typically will close on the date set forth in the quarterly window period notice, although Moody's may close the trading window at other times. Even if the trading window is open, persons subject to the trading window restrictions and their Family Members should not Trade any Moody's Securities while aware of MNPI, unless otherwise specifically allowed under this Policy.

It is recommended that persons subject to trading window restrictions and their Family Members (1) execute any Trades in Moody's Securities and enter into Rule 10b5-1 Trading Plans during the first ten business days of the open trading window, and (2) provide written notice to the brokerage firm that administers any Managed Account for their benefit instructing the firm not to purchase or sell Moody's Securities for the account.

B. Permission to Trade

All persons subject to the trading window, as well as their Family Members, are required to provide advance notice and obtain permission to proceed with any Trade of Moody's Securities.

→ Executive Officers, Members of the Board of Directors and direct reports to the Chief Executive Officer of Moody's Corporation are required to provide advance notice of and request to proceed with any proposed Trade or other change to the Moody's General Counsel or, if unavailable, to the Moody's Company Secretary.

→ All other Employees subject to the trading window must request permission to Trade following the procedure set out in the notice announcing the opening of the window period.

All requests for permission to Trade should be submitted at least two business days in advance of the proposed transaction.

If a person subject to trading window restrictions believes that he or she may be aware of MNPI, the situation should be discussed with Moody's General Counsel or, if unavailable, the Moody's Corporate Secretary when seeking permission to Trade. If in doubt as to whether permission is required for a particular transfer or transaction, a person subject to the trading window restrictions should assume that prior permission is required.

When requesting permission to Trade, the requester will be required to certify that they are not aware of MNPI, and may be required to provide additional information including (1) the number of shares involved and, if stock options are involved, exactly which stock options are proposed to be exercised, (2) the exact date the transaction is proposed to occur or other conditions to the transaction (for example, any minimum price condition), (3) the exact nature of the transaction, including information on any other entity (trust, limited partnership, etc.) involved in the transaction and (4) if a market transaction, contact information for the broker who will be responsible for the order. Executive Officers and other Employees subject to Moody's Stock Ownership Guidelines will also be required to confirm that the proposed transaction will not result in non-compliance with such guidelines.

C. Entities and Transactions Subject to These Additional Restrictions

The trading window and permission to trade restrictions imposed under A and B above apply to Executive Officers, Members of the Board of Directors and other Employees who have been notified that they are subject to the trading window and permission to trade restrictions, as well as to their Family Members and to the entities and transactions described in Section III.C of the Policy.

D. Exempt Transactions

The following categories of Trades by Members of the Board of Directors are not subject to the window period and do not require advance notice or permission to trade: the accumulation of shares in the Moody's Common Stock Fund, Rabbi Trust Account for deferred Restricted Stock or Deferred Performance Share Account through dividend reinvestment or allocation of directors' fees. In addition, under certain limited conditions, Moody's General Counsel or, if unavailable, the Moody's Corporate Secretary may grant written exceptions of the trading window restriction imposed under Section A above.


APPENDIX B

MOODY'S RATINGS SINGAPORE

This section sets out additional requirements for the following Employees (referred to as Applicable Persons):

→ Moody's Investors Service Singapore Pte. Ltd. ("Moody's Ratings Singapore") Employees;
→ Moody's Ratings Singapore Board of Directors; and
→ any Employee who is licensed by the Monetary Authority of Singapore ("MAS-licensed Representative").

Prohibitions

Applicable Persons and their Family Members are prohibited from:

→ engaging in any trade or holding any derivative contracts (not based on or linked to equity or fixed income securities); and
→ engaging in any trade or holding spot foreign exchange contracts for the purposes of leveraged foreign exchange trading.

Some of the examples of above-mentioned products include:

→ Derivatives linked to currencies (e.g. forex swaps, forex futures, forex options);
→ Derivatives linked to interest rates (e.g. interest rate swaps, forward rate agreements, interest rate caps and floors); and
→ Derivatives linked to commodities (such as gold, silver, copper, crude oil, coffee, cocoa, etc. (e.g., gold futures, options))

APPENDIX C
MOODY'S LOCAL

Moody's Local Employees (including Moody's Employees that are members of the Board of Directors of any Moody's Local entity) are subject to all provisions of the Policy and the following country-specific requirements based on their geographic coverage:[7]

	ARGENTINA / URUGUAY	BRAZIL	MEXICO	CENTRAL AMERICA	PERU / BOLIVIA
ADDITIONAL RESTRICTIONS FOR MOODY'S LOCAL EMPLOYEES AND THEIR FAMILY MEMBERS	Prohibition to Own or Trade any Security: → Rated by Moody's Local Argentina (ML-AR), whether in Argentina or in Uruguay; or → Issued by an ML-AR Rated Entity, in Argentina or in Uruguay, regardless of whether such Securities are rated by ML-AR. Any instruments listed in Section III.F of the Policy that are rated by ML-AR in Uruguay are also subject to this prohibition. For the avoidance of doubt, in Argentina, the instruments listed in Section III.F of the Policy are not subject to this prohibition.	Prohibition to Own or Trade any Security: → Rated by Moody's Local Brazil (ML-BR) and all other Securities issued by that same Issuer even if they are not rated by ML-BR; or → Issued by an ML-BR Rated Entity regardless of whether such Securities are rated by ML-BR. Any instruments listed in Section III.F of the Policy that are rated by ML-BR are also subject to this prohibition.	Prohibition to Own or Trade any Security: → Rated by Moody's Local Mexico (ML-MX); or → Issued by an ML-MX Rated Entity regardless of whether such Securities are rated by ML-MX. Any instruments listed in Section III.F of the Policy that are rated by ML-MX are also subject to this prohibition.	Prohibition to Own or Trade any Security: → Rated by Moody's Local Central America (ML-CA)[8]; or → Issued by an ML-CA Rated Entity regardless of whether such Securities are rated by ML-CA. Any instruments listed in Section III.F of the Policy that are rated by ML-CA are also subject to this prohibition.	Prohibition to Own or Trade any Security: → Issued by a Peruvian entity and registered in the Public Registry of the Securities Market under the responsibility of the Superintendency of the Peruvian Securities Market (*Superintendencia del Mercado de Valores*), except for mutual funds that are not rated by Moody's Local Peru (ML-PE); → Rated by ML-PE, whether in Peru or in Bolivia; or → Issued by an ML-PE Rated Entity, in Peru or in Bolivia, regardless of whether such Securities are rated by ML-PE. Any instruments listed in Section III.F of the Policy

---

[7] Except for the following provision: *"Effective October 1, 2017, all new hires in Moody's Ratings in Categories A or B, and Employees transferring from outside Moody's Ratings to Moody's Ratings Category A or B positions, are precluded from holding any Reportable Securities as a condition of employment and are required to divest Reportable Securities prior to commencing employment. All Restricted Lists are assigned to these Employees and to their Family Members for as long as they continue in Category A or B roles."*
[8] The term "ML-CA" refers to individually and collectively, ML Costa Rica, ML Dominican Republic, ML El Salvador, ML Guatemala, ML Honduras, ML Nicaragua and ML Panama.

	ARGENTINA / URUGUAY	BRAZIL	MEXICO	CENTRAL AMERICA	PERU / BOLIVIA
					that are rated by ML-PE are also subject to this prohibition.
SCOPE OF APPLICATION	Category A, B and C Employees. Category C employees are also required to pre-clear any Trades of Reportable Securities Members of the Board of Directors of ML-AR General Manager	Category A and B Employees Members of the Board of Directors of ML-BR General Manager	Category A and B Employees Members of the Board of Directors of ML-MX General Manager	Category A and B Employees Members of the Board of Directors of ML-CA entities General Manager	Category A, B and C Employees. Category C employees are also required to pre-clear any Trades of Reportable Securities Members of the Board of Directors of ML-PE General Manager
APPLICABLE RESTRICTED LIST	ML Argentina Restricted List	ML Brazil Restricted List	ML Mexico Restricted List	ML Central America Restricted List	ML Peru Restricted List

CREDIT RATINGS ISSUED BY MOODY'S CREDIT RATINGS AFFILIATES ARE THEIR CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MATERIALS, PRODUCTS, SERVICES AND INFORMATION PUBLISHED OR OTHERWISE MADE AVAILABLE BY MOODY'S (COLLECTIVELY, "MATERIALS") MAY INCLUDE SUCH CURRENT OPINIONS. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT OR IMPAIRMENT. SEE APPLICABLE MOODY'S RATING SYMBOLS AND DEFINITIONS PUBLICATION FOR INFORMATION ON THE TYPES OF CONTRACTUAL FINANCIAL OBLIGATIONS ADDRESSED BY MOODY'S CREDIT RATINGS. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS, NON-CREDIT ASSESSMENTS ("ASSESSMENTS"), AND OTHER OPINIONS INCLUDED IN MOODY'S MATERIALS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S MATERIALS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. AND/OR ITS AFFILIATES. MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS DO NOT COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS, ASSESSMENTS AND OTHER OPINIONS AND PUBLISHES OR OTHERWISE MAKES AVAILABLE ITS MATERIALS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS**,** ASSESSMENTS, OTHER OPINIONS, AND MATERIALS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS OR MATERIALS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT. FOR CLARITY, NO INFORMATION CONTAINED HEREIN MAY BE USED TO DEVELOP, IMPROVE, TRAIN OR RETRAIN ANY SOFTWARE PROGRAM OR DATABASE, INCLUDING, BUT NOT LIMITED TO, FOR ANY ARTIFICIAL INTELLIGENCE, MACHINE LEARNING OR NATURAL LANGUAGE PROCESSING SOFTWARE, ALGORITHM, METHODOLOGY AND/OR MODEL.

MOODY'S CREDIT RATINGS**,** ASSESSMENTS, OTHER OPINIONS AND MATERIALS ARE NOT INTENDED FOR USE BY ANY PERSON AS A BENCHMARK AS THAT TERM IS DEFINED FOR REGULATORY PURPOSES AND MUST NOT BE USED IN ANY WAY THAT COULD RESULT IN THEM BEING CONSIDERED A BENCHMARK.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the credit rating process or in preparing its Materials.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY CREDIT RATING, ASSESSMENT, OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any credit rating, agreed to pay Moody's Investors Service, Inc. for credit ratings opinions and services rendered by it. MCO and all MCO entities that issue ratings under the "Moody's Ratings" brand name ("Moody's Ratings"), also maintain policies and procedures to address the independence of Moody's Ratings' credit ratings and credit rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold credit ratings from Moody's Investors Service, Inc. and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at ir.moodys.com under the heading "Investor Relations — Corporate Governance — Charter and Governance Documents - Director and Shareholder Affiliation Policy."

Moody's SF Japan K.K., Moody's Local AR Agente de Calificación de Riesgo S.A., Moody's Local BR Agência de Classificação de Risco LTDA, Moody's Local MX S.A. de C.V, I.C.V., Moody's Local PE Clasificadora de Riesgo S.A., and Moody's Local PA Calificadora de Riesgo S.A. (collectively, the "Moody's Non-NRSRO CRAs") are all indirectly wholly-owned credit rating agency subsidiaries of MCO. None of the Moody's Non-NRSRO CRAs is a Nationally Recognized Statistical Rating Organization.

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors.

Additional terms for India only: Moody's credit ratings, Assessments, other opinions and Materials are not intended to be and shall not be relied upon or used by any users located in India in relation to securities listed or proposed to be listed on Indian stock exchanges.

Additional terms with respect to Second Party Opinions and Net Zero Assessments (as defined in Moody's Ratings Rating Symbols and Definitions): Please note that neither a Second Party Opinion ("SPO") nor a Net Zero Assessment ("NZA") is a "credit rating". The issuance of SPOs and NZAs is not a regulated activity in many jurisdictions, including Singapore. JAPAN: In Japan, development and provision of SPOs and NZAs fall under the category of "Ancillary Businesses", not "Credit Rating Business", and are not subject to the regulations applicable to "Credit Rating Business" under the Financial Instruments and Exchange Act of Japan and its relevant regulation. PRC: Any SPO: (1) does not constitute a PRC Green Bond Assessment as defined under any relevant PRC laws or regulations; (2) cannot be included in any registration statement, offering circular, prospectus or any other documents submitted to the PRC regulatory authorities or otherwise used to satisfy any PRC regulatory disclosure requirement; and (3) cannot be used within the PRC for any regulatory purpose or for any other purpose which is not permitted under relevant PRC laws or regulations. For the purposes of this disclaimer, "PRC" refers to the mainland of the People's Republic of China, excluding Hong Kong, Macau and Taiwan.

Communication of Public Rating Actions – Policy

Issued by:	Moody's Compliance Department
Applicable to:	All MCO Employees[1]
Scope:	Global
Original Creation Date:	01 Jun 2011
Last Revision Date:	21 Mar 2025
Next Review Date:	21 Mar 2026

I. Background

This Policy describes the requirements for safeguarding Ratings-related confidential information intended for public release prior to it being published on ratings.moodys.com so as to help ensure consistent and complete communication of such information.[2]

II. Policy Requirements

A. How to Communicate Public Ratings or Public Credit Rating Actions and Distribute Public Rating Announcements

1. Communications Generally. Employees are permitted to communicate a public Rating or a public Credit Rating Action, or distribute a public Rating Announcement,[3] to individuals outside of MCO only after it has been published on ratings.moodys.com and the Employee has confirmed that the information is available on such website. This is necessary to ensure that no one outside of MCO learns of such information before it has been made available to the public via publication on ratings.moodys.com.

2. Email Communications. When communicating a public Rating or a public Credit Rating Action, or distributing a public Rating Announcement to or with external parties that are not Rated Entities or their Agents, Employees must include in their email either a link to the public

---

[1] This Policy does not apply to Moody's Local (ML), Korea Investor Services (KIS) or Global Credit Rating (GCR) entities, which have, as necessary, adopted their own substantially similar policies for their specific businesses and jurisdictions

[2] On occasion, technical problems with ratings.moodys.com may lead to a situation where information regarding a public rating action is disseminated to the news wires before such information has been posted on ratings.moodys.com. In such circumstances, Employees must continue to wait for the information to be published on ratings.moodys.com before communicating the information to parties outside of MCO and should contact the Press Desk for further guidance.

[3] The requirements described in this Policy are not triggered by (i) the sharing or distribution of research published by Moody's Ratings or Moody's Local or (ii) the sharing or distribution of Sales or Marketing information by the Commercial Group, so long as that research or information includes any disclaimers or other disclosures required by Legal.

Rating Announcement or to the Rated Entity landing page on ratings.moodys.com. Employees may not attach or distribute a PDF or other hard copy of a Rating Announcement downloaded from ratings.moodys.com unless an exception has been granted as described below. When communicating verbally with such parties, Employees may only convey information that has been posted on ratings.moodys.com.

2.1. Exceptions. If an Employee is unable to provide a link to ratings.moodys.com and must attach a PDF or other hard copy of a Rating Announcement downloaded from ratings.moodys.com, as described above, then the prior written approvals of (i) a senior manager at the AMD level or above and (ii) Compliance are required. All requests should state clearly the reason for the need for an exception.

B. Communicating with Rated Entities and Agents and Other Appropriate Dialog

Nothing in this Policy prohibits or restricts Analysts from communicating to the Rated Entity or its Agent, a Rating Action prior to its public issuance (see Section 3.8 of the Moody's Ratings Code of Professional Conduct). This Policy also should not be interpreted as restricting the ability of Employees to reference Ratings in Moody's published research.[4] Furthermore, nothing in this policy is intended to prevent Employees from discussing or otherwise communicating to external parties public information regarding Moody's Ratings' analysis in accordance with Moody's Ratings' standards for appropriate dialog.

C. Questions

If you have questions about this Policy, please contact your BUCO or LCO.

III. Related Documents

→ Moody's Ratings Code of Professional Conduct

IV. Defined Terms

Agent is any party working on behalf of a Rated Entity or working on behalf of an agent of the Rated Entity.

Analyst is any Moody's Ratings Employee assigned to, or supporting in an analytical capacity, a ratings team with the title of Rating Associate or higher whose function is to (i) assign or monitor Ratings and, if applicable the related rating Outlook or rating Review, (ii) assist in drafting materials or developing deal specific models being considered for rating committees, or (iii) supervise Moody's Ratings Employees included in clauses (i) or (ii) of this definition. The definition of Analyst excludes any Employee assigned to a rating team who does not participate in the Rating process or supports the Rating process solely through administrative tasks, such as entering information into internal systems.

Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or Issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation

---

[4] It may also be appropriate in some cases to provide such information prior to its public issuance to regulatory or other government authorities. In such circumstances, Employees should consult with the Compliance and Legal Departments for further guidance.


will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

Business Unit Compliance Officer (BUCO) means the designated contact person for all compliance inquiries associated with a specific business line worldwide.

Commercial means the department within Moody's Ratings responsible for business strategy and planning, new business origination, and business relationships with issuers and rated entities for Moody's Ratings.

Credit Rating Action is any one of the items below:

→ Assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

→ Removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

→ A change in a Credit Rating (i.e., upgrade or downgrade);

→ Placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

→ Assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

→ Affirmation of a Credit Rating; and

→ Withdrawal of a Credit Rating.

Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Rating, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. Moody's Ratings may also publish a Credit Rating Action related to public Credit Ratings on ratings.moodys.com that is not accompanied by a Credit Rating Announcement.

Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

Local Compliance Officer (LCO) means the compliance officer who supports a business line at an assigned country and/or regional level.

MCO refers to Moody's Corporation and its wholly-owned affiliates.

Moody's Local refers to the affiliates of MCO that issue Ratings under the "Moody's Local" brand name. A suffix will be added to specify each jurisdiction using the brand name.

Moody's Ratings refers to all of the MCO entities that issue Ratings under the "Moody's Ratings" brand name, including Moody's Investors Service, Inc.

Outlook means an opinion regarding the likely direction of an Issuer's rating over the medium term, as further described in the Ratings Symbols and Definitions publication.

Rated Entity means any entity rated by, any entity that issues securities rated by, or any entity that is seeking a Credit Rating from a Moody's credit rating agency.

Rating is any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services.

Rating Announcements are those written communications that publicly announce a Rating, including but not limited to Credit Rating Announcements.

Rating Symbols and Definitions is a reference guide that sets out definitions of the rating symbols and rating scales used by Moody's Ratings.

Review is an indication that a rating is under consideration for a change in the near term, as further described in the Ratings Symbols and Definitions publication.

Sales or Marketing means activities that involve efforts to sell or market products and services offered by any Moody's company to prospective customers. Marketing activities are those intended to create interest in purchasing Moody's products and services. Sales activities consist of meetings, discussions, email, or other communications (whether internal or external) intended to move a potential customer to actually purchase Moody's products and services, including discussions or negotiations of customer-specific pricing, contracts, invoices, or fees for any such products or services. Activities that are solely analytically motivated do not constitute Sales or Marketing. Examples of activities that are solely analytically motivated include the following activities:

→ Writing or otherwise generating research for publication by MCO.

→ Sharing or discussing Moody's Ratings rating methodologies, ratings, opinions or research, general discussion about market developments and trends, MA research, or related products or services with issuers, subscribers, investors, intermediaries or other market participants, whether such communications occur via:

- Meetings, telephone calls, video conferences, discussions, roundtables, email, or other communications;

- Presentations at or participation in market engagement events, including events sponsored partly or fully by Moody's Ratings and/or MA and events sponsored by other parties; or

- Other activities arranged or facilitated by representatives of Moody's Ratings and/or MA or conducted jointly by Rating Personnel and other representatives of Moody's Ratings and/or MA.

→ Identifying opportunities and developing products and services to enhance the transparency, analytical rigor, or independence of Moody's Ratings rating methodologies, research or opinions.

→ Other activities whose purpose is to enhance the transparency, analytical rigor or independence of Moody's Ratings rating methodologies, research or opinions.

Subsequent Ratings Process refers to the process of assigning Credit Ratings together with the associated outlook or review status, if applicable that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

→ Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

→ Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

→ Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government Issuers. This also includes Credit Ratings assigned to new debts or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts replace similarly structured debts or credit facilities.

Independence of ratings and disclosure of affiliations of Moody's directors and shareholders with rated entities – Policy

Issued by: Moody's Legal Department
Applicable to: Non-Employee MCO Board Members
Scope: Global
Effective Date: March 16, 2026

SUMMARY AND PURPOSE

It is the policy of Moody's Investors Service, Inc. ("MIS") and its parent corporation, Moody's Corporation ("MCO"), that MIS's rating opinions and research should reflect a completely independent assessment of relative credit risk produced by MIS's professional analytical staff.

In order to avoid the appearance of inappropriate influence over or involvement with the credit rating process, it is MCO's long-standing policy that MIS personnel shall not disclose or discuss potential or pending rating actions, the content of proposed credit rating methodologies, or the potential effect of any proposed credit rating methodology on particular Moody's ratings with non-employee shareholders and non-employee members of MCO's board of directors, unless and until that information has been publicly disclosed.

Exceptions to this policy with respect to disclosures of such information to MCO's board of directors (or a committee thereof) may only be made if MCO's Chief Executive Officer determines in the particular case that an exception is necessary in furtherance of the oversight responsibilities of the board (or committee) and the disclosure and rationale therefor is documented with the MCO Chief Compliance Officer. In the event that non-employee members of MCO's board of directors do receive non-public information about potential or pending rating actions, the content of proposed methodologies or the potential effect of a methodology on a particular rating, the MCO Chief Compliance Officer, in consultation with MCO's General Counsel, will consider whether to implement measures designed to prevent misuse of the information to the extent appropriate under the circumstances, and will document such consideration and any such measures, including the rationale therefor. In light of this, the Company includes in its criteria for the selection and nomination of director candidates the absence of potential conflicts with the Company's business and interests (including potential conflicts or the appearance of conflicts that may arise as a result of the unique nature of MIS and its role in the public securities markets).

In order to allow interested parties information regarding known affiliations of MCO directors with rated entities, and rated entities that also have publicly reported to the SEC an ownership interest in MCO of more than 5%, such affiliations and interests shall be publicly disclosed on MIS's website (moodys.com) and updated on an annual basis.

An appropriate reference to this policy shall be included with ratings and research published by MIS.

AFFILIATIONS OF MOODY'S DIRECTORS AND SHAREHOLDERS WITH RATED ENTITIES

As of March 16, 2026, members of the MCO board of directors serve as officers, directors and/or faculty members of the following rated entities:

Jorge A. Bermudez
Smart Grid Center Board of Texas A&M University (Texas A&M is rated)
AB Mutual Funds (related to AllianceBernstein L.P.)

Sumit Dhawan
Proofpoint, Inc. (CEO and director)

Thérèse Esperdy
Imperial Brands plc (director)
Smith + Nephew (director)

Vincent A. Forlenza
Lehigh University (member of the Board of Trustees)

Jose Minaya
Bank of New York Mellon Corporation ("BNY") (Global Head of BNY Investments and Wealth, and member of the BNY Executive Committee)
Dartmouth College (advisory counsel member, Amos Tuck School of Business)
Smithsonian Institute (Board of Regents)

Leslie Seidman
Janus Henderson Group plc (director)
Colgate University (member of the Board of Trustees)

Lisa Sawicki
--

Zig Serafin
Qualtrics (Vice Chairman and Senior Advisor)

Bruce Van Saun
Citizens Financial Group (Chairman and CEO)

The following entities (directly or through subsidiaries or sponsored entities) hold credit ratings from MIS and also publicly have reported to the SEC an ownership interested in MCO of more than 5% as of December 31, 2025.

» Berkshire Hathaway Inc. – approximately 13.91%
» BlackRock Inc. – approximately 7.91% (held through various entities).

CREDIT RATINGS ISSUED BY MOODY'S CREDIT RATINGS AFFILIATES ARE THEIR CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MATERIALS, PRODUCTS, SERVICES AND INFORMATION PUBLISHED OR OTHERWISE MADE AVAILABLE BY MOODY'S (COLLECTIVELY, "MATERIALS") MAY INCLUDE SUCH CURRENT OPINIONS. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT OR IMPAIRMENT. SEE APPLICABLE MOODY'S RATING SYMBOLS AND DEFINITIONS PUBLICATION FOR INFORMATION ON THE TYPES OF CONTRACTUAL FINANCIAL OBLIGATIONS ADDRESSED BY MOODY'S CREDIT RATINGS. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS, NON-CREDIT ASSESSMENTS ("ASSESSMENTS"), AND OTHER OPINIONS INCLUDED IN MOODY'S MATERIALS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S MATERIALS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. AND/OR ITS AFFILIATES. MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS DO NOT CONSTITUTE OR PROVIDE LEGAL, COMPLIANCE, INVESTMENT, FINANCIAL OR OTHER PROFESSIONAL ADVICE, AND MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS DO NOT COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS, ASSESSMENTS AND OTHER OPINIONS AND PUBLISHES OR OTHERWISE MAKES AVAILABLE ITS MATERIALS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS, AND MATERIALS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS OR MATERIALS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT. FOR CLARITY, NO INFORMATION CONTAINED HEREIN MAY BE USED TO DEVELOP, IMPROVE, TRAIN OR RETRAIN ANY SOFTWARE PROGRAM OR DATABASE, INCLUDING, BUT NOT LIMITED TO, FOR ANY ARTIFICIAL INTELLIGENCE, MACHINE LEARNING OR NATURAL LANGUAGE PROCESSING SOFTWARE, ALGORITHM, METHODOLOGY AND/OR MODEL.

MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS ARE NOT INTENDED FOR USE BY ANY PERSON AS A BENCHMARK AS THAT TERM IS DEFINED FOR REGULATORY PURPOSES AND MUST NOT BE USED IN ANY WAY THAT COULD RESULT IN THEM BEING CONSIDERED A BENCHMARK.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating or assessment is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the credit rating or assessment process or in preparing its Materials.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating or assessment assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY CREDIT RATING, ASSESSMENT, OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to

assignment of any credit rating, agreed to pay Moody's Investors Service, Inc. for credit ratings opinions and services rendered by it. MCO and all MCO entities that issue ratings under the "Moody's Ratings" brand name ("Moody's Ratings"), also maintain policies and procedures to address the independence of Moody's Ratings' credit ratings and credit rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold credit ratings from Moody's Investors Service, Inc. and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.ir.moodys.com under the heading "Investor Relations — Corporate Governance — Charter Documents - Director and Shareholder Affiliation Policy."

Moody's SF Japan K.K., Moody's Local AR Agente de Calificación de Riesgo S.A., Moody's Local BR Agência de Classificação de Risco LTDA, Moody's Local MX S.A. de C.V, I.C.V., Moody's Local PE Clasificadora de Riesgo S.A., Moody's Local PA Calificadora de Riesgo S.A., Moody's Local CR Calificadora de Riesgo S.A., Moody's Local ES S.A. de CV Clasificadora de Riesgo, Moody's Local RD Sociedad Calificadora de Riesgo S.R.L. and Moody's Local GT S.A.(collectively, the "Moody's Non-NRSRO CRAs") are all indirectly wholly-owned credit rating agency subsidiaries of MCO. None of the Moody's Non-NRSRO CRAs is a Nationally Recognized Statistical Rating Organization.

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors.

Additional terms for India only: Moody's credit ratings, Assessments, other opinions and Materials are not intended to be and shall not be relied upon or used by any users located in India in relation to securities listed or proposed to be listed on Indian stock exchanges.

Additional terms with respect to Second Party Opinions and Net Zero Assessments (as defined in Moody's Ratings Rating Symbols and Definitions): Please note that neither a Second Party Opinion ("SPO") nor a Net Zero Assessment ("NZA") is a "credit rating". The issuance of SPOs and NZAs is not a regulated activity in many jurisdictions, including Singapore. EU: In the European Union, each of Moody's Deutschland GmbH and Moody's France SAS provide services as an external reviewer in accordance with the applicable requirements of the EU Green Bond Regulation. JAPAN: In Japan, development and provision of SPOs and NZAs fall under the category of "Ancillary Businesses", not "Credit Rating Business", and are not subject to the regulations applicable to "Credit Rating Business" under the Financial Instruments and Exchange Act of Japan and its relevant regulation. PRC: Any SPO: (1) does not constitute a PRC Green Bond Assessment as defined under any relevant PRC laws or regulations; (2) cannot be included in any registration statement, offering circular, prospectus or any other documents submitted to the PRC regulatory authorities or otherwise used to satisfy any PRC regulatory disclosure requirement; and (3) cannot be used within the PRC for any regulatory purpose or for any other purpose which is not permitted under relevant PRC laws or regulations. For the purposes of this disclaimer, "PRC" refers to the mainland of the People's Republic of China, excluding Hong Kong, Macau and Taiwan.



Rated Entity Notifications of Credit Rating Announcements Policy

Issued by:	Moody's Compliance Department
Applicable to:	Moody's Ratings Employees
Scope:	Global
Original Creation Date:	01 Jan 2019
Last Revision Date	15 Dec 2025
Next Review Date:	15 Dec 2026

I. Background

Before publishing a Credit Rating Announcement, Moody's Ratings must provide notice to the relevant Rated Entity (or its Agent) of the announcement and the principal grounds on which the Credit Rating Action is based. This Policy describes the requirements related to the delivery of and responses to those notifications, as well as the circumstances in which those notifications are not required. While these requirements generally apply globally, there are some jurisdiction-specific differences as described below.

This Policy applies to all public Credit Rating Actions accompanied by a Credit Rating Announcement and published on ratings.moodys.com or delivered through a subscription model. This Policy does not apply to Credit Ratings that are not published on ratings.moodys.com or delivered through a subscription model, or to internal Credit Ratings.

II. Policy Requirements

A. Drafting Notifications

1. Moody's Ratings Global (except Moody's Ratings EU, Moody's Ratings UK, Moody's Ratings SA, and MISMEL)

The Lead Analyst, or his/her designee, must use the global email notification template.



2. Moody's Ratings EU and Moody's Ratings UK

The Lead Analyst, or his/her designee, must use the EU and UK specific email notification template.

3. Moody's Ratings SA and MISMEL

The Lead Analyst, or his/her designee, must use the Moody's Ratings SA or MISMEL specific email notification template.

B. Delivering Notifications

The Lead Analyst, or his/her designee, must communicate draft Credit Rating Announcements only to those persons whom he/she is aware are the appropriate contacts within the Rated Entity or its Agent for the purposes of receiving such communications.

Delivery is deemed to occur as follows.

1. Moody's Ratings (except MISMEL)

A notification to a Rated Entity or its Agent will only be deemed to be delivered on a given Working Day if it is delivered during Working Hours on that day. If not, it will be deemed to be delivered at 9:00 am on the next Working Day.

2. MISMEL

A notification to a Rated Entity or its Agent will be deemed to have been delivered at the actual date and time of delivery, regardless of whether that is a Working Day or within Working Hours.

C. Notification Periods

After being notified, the Rated Entity or its Agent has the opportunity to review the draft communication of the public Credit Rating Announcement and to identify any factual errors or confidential information that should not be included. A specific minimum Notification Period must elapse before publication of the public Credit Rating Announcement, subject to the specific qualifications below.

1. Moody's Ratings (except Moody's Ratings EU, Moody's Ratings UK, Moody's Ratings SA, and MISMEL)

The Notification Period gives the Rated Entity or its Agent a minimum of 2 Working Hours to review the draft Credit Rating Announcement. The 2 Working Hours can be non-consecutive Working Hours. For example, when a notification is delivered at 9:00 am on a Working Day (Day 1), the Notification Period will end at 11:00 am the same Working Day. Alternatively, when a notification is delivered at 4:00 pm on a Working Day (Day 1), the Notification Period will end at 10:00 am the following Working Day (Day 2).

2. Moody's Ratings EU, Moody's Ratings UK, and Moody's Ratings SA

The Notification Period expires after 24 hours. The 24 hour period must include 8 Working Hours in total, though not necessarily 8 consecutive Working Hours. For example, when a notification is delivered at 9:00 am on a Working Day (Day 1), the Notification Period will end at 9:00 am the following Working Day (Day 2). Alternatively, when a notification is delivered at 5:30 pm on a



Working Day (Working Day 1), the Notification Period would end at 9:00 am two days later (i.e., on Working Day 3).

3. MISMEL

The Notification Period expires after 12 hours, including weekends and holidays. To the extent practical and appropriate, the notification must take place before or during Working Hours. For example, when a notification is delivered at 7:00 am on a Working Day (Day 1), the Notification Period will end at 7:00 pm on the same Working Day (Day 1), even though this is outside of Working Hours. When a notification is delivered at 3:00 pm on a Friday, the Notification Period will end at 3:00 am on Saturday.

D. Responses to Notifications

Any response received from the Rated Entity or its Agent must be filed by the Lead Analyst or his/her designee as a Vital Record. If no response is received then a written note recording that fact must be filed by the Lead Analyst or his/her designee as a Vital Record. If a response states that changes to the Credit Rating Announcement are requested, Moody's Ratings must evaluate the response and take reasonable efforts to clarify the Credit Rating Announcement, to correct any factual errors, and to remove any information correctly identified by the Rated Entity or its Agent as confidential to the Rated Entity.

E. Publishing Credit Rating Announcements

1. Moody's Ratings (except Moody's Ratings SA and MISMEL)

Upon receipt of a response from the Rated Entity or its Agent, the Lead Analyst, or his/her designee, must verify whether the response contains the required language from the Relevant Notification Response definition in order for Moody's Ratings to publish the Credit Rating Announcement before the expiration of the applicable Notification Period. Moody's Ratings may decide at its own discretion to publish the Credit Rating Announcement at any time after receipt of the Relevant Notification Response or, if not received, after the applicable Notification Period has expired.

2. Moody's Ratings SA and MISMEL

Moody's Ratings SA and MISMEL must wait for the Notification Period to elapse prior to publishing the Credit Rating Announcement, even if written confirmation to proceed is received from the Rated Entity or its Agent. Publication can occur at any time after the applicable Notification Period has expired.

F. Certain Credit Rating Announcements Without Prior Rated Entity Notification

Moody's Ratings may not provide to a Rated Entity or its Agent a draft Credit Rating Announcement in connection with a public Credit Rating Action for any of the following reasons:

→ In situations where the Lead Analyst or his/her designee is not able to successfully deliver the draft Credit Rating Announcement to an appropriate contact(s) for the Rated Entity or its Agent, the Lead Analyst or his/her designee will release the public Credit Rating Announcement with the appropriate disclosure, as applicable. For the avoidance of doubt,



this exception does not include situations where the contact is not responding to calls or to delivered emails.

→ For US PFG, in relation to a Credit Rating that is not endorsed into another jurisdiction, in situations where the Credit Rating Announcement purely reflects a change in Credit Ratings that are derived from the analysis of a credit support provider and not the underlying issuer.

G. Questions

If you have questions about this Policy, please contact your Business Unit Compliance Office or Local Compliance Officer.

III. Defined Terms

Capitalized terms used in this Policy, unless otherwise defined herein, are defined in the Glossary of Defined Terms.

Full Working Day means any time period that comprises at least 24 hours and includes 8 Working Hours. Such time period must extend over at least one Working Day and may be interrupted by a weekend or any bank or other public holiday. For example, the period between 3:00 pm on any Friday and 3:00 pm on the following Monday, provided that there is no bank, or other public holiday on that Friday or following Monday, may be considered a Full Working Day.

MISMEL means Moody's Investors Service Middle East Limited.

Notification Period means the established amount of time afforded to an external reviewer of a draft Credit Rating Announcement for said review. The Notification Period will vary depending upon the location of the Lead Analyst. For Moody's Ratings EU, Moody's Ratings UK, and Moody's Ratings SA, the Notification Period is a minimum of a Full Working Day; for MISMEL the Notification Period is a minimum of 12 hours; for the rest of Moody's Ratings the Notification Period is a minimum of 2 Working Hours.

Relevant Notification Response means the written confirmation from the Rated Entity or its Agent that is received by the Lead Analyst or his/her designee that states, "I confirm that we have reviewed the draft press release and that, to the best of our knowledge, it does not contain any factual errors or inadvertent disclosures of confidential information."

Working Day means any calendar day that does not fall on either the weekend or a bank, or other public holiday in the country where the Rated Entity is domiciled or, if different, where the recipient of the communication of the Credit Rating Action is located.

Working Hours means the time period between the start and the end of a Working Day, but at least any hours between 9:00 am and 5:00 pm in the time zone where the Rated Entity is domiciled or, if different, where the recipient of the communication of the Credit Rating Action is located.



CREDIT RATINGS ISSUED BY MOODY'S CREDIT RATINGS AFFILIATES ARE THEIR CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MATERIALS, PRODUCTS, SERVICES AND INFORMATION PUBLISHED OR OTHERWISE MADE AVAILABLE BY MOODY'S (COLLECTIVELY, "MATERIALS") MAY INCLUDE SUCH CURRENT OPINIONS. MOODY'S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT OR IMPAIRMENT. SEE APPLICABLE MOODY'S RATING SYMBOLS AND DEFINITIONS PUBLICATION FOR INFORMATION ON THE TYPES OF CONTRACTUAL FINANCIAL OBLIGATIONS ADDRESSED BY MOODY'S CREDIT RATINGS. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS, NON-CREDIT ASSESSMENTS ("ASSESSMENTS"), AND OTHER OPINIONS INCLUDED IN MOODY'S MATERIALS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY'S MATERIALS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY'S ANALYTICS, INC. AND/OR ITS AFFILIATES. MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS DO NOT COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY'S ISSUES ITS CREDIT RATINGS, ASSESSMENTS AND OTHER OPINIONS AND PUBLISHES OR OTHERWISE MAKES AVAILABLE ITS MATERIALS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS, AND MATERIALS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS OR MATERIALS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

MOODY'S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND MATERIALS ARE NOT INTENDED FOR USE BY ANY PERSON AS A BENCHMARK AS THAT TERM IS DEFINED FOR REGULATORY PURPOSES AND MUST NOT BE USED IN ANY WAY THAT COULD RESULT IN THEM BEING CONSIDERED A BENCHMARK.

All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the credit rating process or in preparing its Materials.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY'S.

To the extent permitted by law, MOODY'S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY'S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY CREDIT RATING, ASSESSMENT, OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

Moody's Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody's Investors Service, Inc. have, prior to assignment of any credit rating, agreed to pay Moody's Investors Service, Inc. for credit ratings opinions and services rendered by it. MCO and all MCO entities that issue ratings under the "Moody's Ratings" brand name ("Moody's Ratings"), also maintain policies and procedures to address the independence of Moody's Ratings' credit ratings and credit rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold credit ratings from Moody's Investors Service, Inc. and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at ir.moodys.com under the heading "Investor Relations — Corporate Governance — Charter and Governance Documents - Director and Shareholder Affiliation Policy."

Moody's SF Japan K.K., Moody's Local AR Agente de Calificación de Riesgo S.A., Moody's Local BR Agência de Classificação de Risco LTDA, Moody's Local MX S.A. de C.V, I.C.V., Moody's Local PE Clasificadora de Riesgo S.A., and Moody's Local PA Calificadora de Riesgo S.A. (collectively, the "Moody's Non-NRSRO CRAs") are all indirectly wholly-owned credit rating agency subsidiaries of MCO. None of the Moody's Non-NRSRO CRAs is a Nationally Recognized Statistical Rating Organization.

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody's Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001. MOODY'S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors.

Additional terms for India only: Moody's credit ratings, Assessments, other opinions and Materials are not intended to be and shall not be relied upon or used by any users located in India in relation to securities listed or proposed to be listed on Indian stock exchanges.

Additional terms with respect to Second Party Opinions and Net Zero Assessments (as defined in Moody's Ratings Rating Symbols and Definitions): Please note that neither a Second Party Opinion ("SPO") nor a Net Zero Assessment ("NZA") is a "credit rating". The issuance of SPOs and NZAs is not a regulated activity in many jurisdictions, including Singapore. JAPAN: In Japan, development and provision of SPOs and NZAs fall under the category of "Ancillary Businesses", not "Credit Rating Business", and are not subject to the regulations applicable to "Credit Rating Business" under the Financial Instruments and Exchange Act of Japan and its relevant regulation. PRC: Any SPO: (1) does not constitute a PRC Green Bond Assessment as defined under any relevant PRC laws or regulations; (2) cannot be included in any registration statement, offering circular, prospectus or any other documents submitted to the PRC regulatory authorities or otherwise used to satisfy any PRC regulatory disclosure requirement; and (3) cannot be used within the PRC for any regulatory purpose or for any other purpose which is not permitted under relevant PRC laws or regulations. For the purposes of this disclaimer, "PRC" refers to the mainland of the People's Republic of China, excluding Hong Kong, Macau and Taiwan.



Sovereign and Sub-Sovereign Ratings Policy

Issued by:	Moody's Compliance Department
Applicable to:	Moody's Ratings Employees and relevant Moody's Shared Services Employees supporting the Moody's Ratings' ratings process
Scope:	Global
Original Creation Date:	19 May 2022
Last Revision Date:	02 Dec 2024
Next Review Date:	02 Dec 2025

I. Background

This Policy describes the European Union (EU) and United Kingdom (UK) requirements for certain Sovereign Credit Ratings and Sub-Sovereign Credit Ratings that have a Lead Analyst based in the EU or the UK, respectively. Additionally, this policy describes the requirements adopted by Moody's Ratings Sovereign Risk Group[1] for global application.

II. Policy Requirements

1. Publication and Maintenance of the Sovereign Release Calendars (For EU Sovereign Credit Ratings and UK Sovereign Credit Ratings)

Moody's Ratings must send ESMA and the FCA, as well as publish on ratings.moodys.com, by the end of each calendar year, the EU Sovereign Release Calendar and the UK Sovereign Release Calendar, respectively, for the following year with the publication dates of EU Sovereign[2] Credit Ratings and UK Sovereign Credit Ratings, including Unsolicited Credit Ratings.

At least once a year, the Sovereign Risk Group must review and confirm the completeness and accuracy of the Rated Entities that should be listed on the EU Sovereign Release Calendar or the UK Sovereign Release Calendar, as applicable, in the preparation process of the Sovereign Release Calendar publication for the following year.

---

[1] Sovereign Risk Group is comprised of both Sovereign and Sub-Sovereign teams.
[2] The EU and UK definitions of "Sovereign" credit ratings are more expansive than issuers rated under the sovereign rating methodology and can include entities that are rated under the Regional and Local Government methodology. Moreover, EU, European Financial Stability Facility (EFSF), and European Stability Mechanism (ESM) fall for the purpose of this Policy into the "EU Sovereign Credit Ratings" category. See defined terms.



The Sovereign Risk Group must update the EU Sovereign Release Calendar and the UK Sovereign Release Calendar, as needed, to reflect all of the eligible Rated Entities in their respective coverage areas that receive an EU Sovereign Credit Rating or UK Sovereign Credit Rating.

Any updates made to the EU Sovereign Release Calendar and UK Sovereign Release Calendar during the year must also be provided to ESMA and the FCA, respectively, and published on ratings.moodys.com.

2. Day and Timing of Publication of Credit Rating Actions (For EU Sovereign Credit Ratings and UK Sovereign Credit Ratings)

a. Limitations Related to the Day of Communication of Credit Rating Actions

Credit Ratings for Issuers that appear on the EU Sovereign Release Calendar or the UK Sovereign Release Calendar must be published on a Friday, unless it is permitted to deviate from the EU Sovereign Release Calendar or the UK Sovereign Release Calendar, as described in this Section.

Deviations from the EU Sovereign Release Calendar or the UK Sovereign Release Calendar publication dates are permitted in situations where maintaining the Credit Rating or Outlook at the existing level may give a false or misleading impression regarding Moody's Ratings' current opinion of the creditworthiness of the relevant entity or the debt. The Credit Rating Announcement must have an explanation for the deviation. Examples of events that may justify a deviation include the following:

→ an event of default, including a missed payment of scheduled interest or principal, distressed exchange or currency redenomination;

→ a material change in Moody's Ratings' view of susceptibility to event risk;

→ a change in currency, currency union membership or political union;

→ a material restatement of or errors in financial or economic data supporting a credit rating;

→ a material deviation in actual versus forecasted economic or financial results;

→ a change in creditworthiness of associated entities (such as Sub-Sovereigns and special purpose vehicles related to a sovereign);

→ where publication was delayed due to an appeal of the rating committee decision; or

→ any other event that would cause an Analyst to call for a rating committee, including the occurrence of an event that results in a material and sudden change in credit quality.

EU Sovereign Credit Ratings and UK Sovereign Credit Ratings assigned in the Anticipated Ratings Process or the Subsequent Ratings Process may also be issued on days outside the relevant EU Sovereign Release Calendar or the UK Sovereign Release Calendar as necessary to help to ensure the orderly functioning of the debt markets. A statement to this effect shall be included with the calendar information posted on ratings.moodys.com and sent to ESMA and the FCA annually.



b. Limitations Related to the Timing of Communication of Credit Rating Actions

All Credit Rating Actions for those issuers, and their instruments, listed on the EU Sovereign Release Calendar and the UK Sovereign Release Calendar, except for EU Sovereign Credit Ratings or UK Sovereign Credit Ratings assigned in the Anticipated Ratings Process or the Subsequent Ratings Process, are to be published after the close of business hours of EU/UK regulated markets and at least one hour before they open. To meet this requirement, Moody's Ratings releases all Credit Rating Actions on EU Sovereign Credit Ratings or UK Sovereign Credit Ratings after the close of markets at 21:30 (9:30 PM) London time or prior to the opening of markets at 06:00 (6:00 AM) London time.

The limitations related to the communication of Rating Actions detailed above apply also to instances where deviations from the EU and/or UK Sovereign Release Calendar are permitted.

3. Analysis and Disclosure Requirements (For EU Sovereign Credit Ratings and UK Sovereign Credit Ratings)

a. Requirements for Rating Committee Materials

A list of at least three peers for each EU Sovereign Rated Entity is established and updated as appropriate at least on a semi-annual basis. Rating committee materials for an EU Sovereign Credit Rating must include a peer group analysis for the relevant Rated Entity based on currently available data in Moody's systems. This process in no way limits the discussion in the rating committee materials or otherwise to just these three peer comparisons.

b. Single Country Credit Rating Announcements (For EU Member States and the UK)

When assigning a Credit Rating for an EU Member State or the UK for which the Lead Analyst is located in the EU or the UK, Moody's Ratings must perform a separate analysis for each country. Credit Rating Actions for an EU Member State or the UK for which the Lead Analyst is located in the EU or the UK must not be combined into a single Credit Rating Announcement along with other countries. The Credit Rating Announcement serves as the vehicle for disseminating the required country-specific detail. However, Moody's Ratings may issue an umbrella press release indicating that two or more Credit Rating Announcements for EU Member States and the UK have been published.

c. Required Information Associated with a Credit Rating Action (For EU Sovereign Credit Ratings and UK Sovereign Credit Ratings)

Credit Rating Announcements and associated disclosures for EU Sovereign Credit Ratings and UK Sovereign Credit Ratings must explain, in a clear and easily comprehensible manner, the assumptions, parameters, limitations, uncertainties and any other elements that were taken into account when deciding the Rating or Review and/or Outlook determination.

Additionally, when the rating determination involves either (i) a change from the current Rating, Review and/or Outlook status, (ii) an affirmation of a Rating, or (iii) a confirmation of a Rating, the Credit Rating Announcement and associated disclosures for EU Sovereign Credit Ratings or UK Sovereign Credit Ratings must include a detailed evaluation of the quantitative and qualitative


assumptions, that were taken into account when making the rating change determination. These quantitative elements include the following national level metrics, if available:

→   per capita income;

→   gross domestic product growth;

→   inflation;

→   fiscal balance;

→   external balances;

→   external debt;

→   an indicator of economic development, and

→   an indicator of default.

The Credit Rating Announcement and associated disclosures for Credit Rating Actions for EU Sovereign Credit Ratings or UK Sovereign Credit Ratings must also provide summary meeting minutes for the rating committee and the required standardized economic statistical information above.

Generally, Credit Rating Announcements and associated disclosures are used to disseminate the required information in a clear and easily comprehensible way. For Credit Ratings assigned in the Anticipated Ratings Process or the Subsequent Ratings Process, the original Credit Rating Announcement and associated disclosure for the underlying Credit Rating is used to disseminate the required information.

d. Prohibition on EU/UK Policy Prescriptions and Recommendations (For EU Sovereign Credit Ratings and UK Sovereign Credit Ratings)

In addition to the Banning Certain Recommendations Associated with Credit Ratings - Policy, additional requirements regarding the analysis of a particular sovereign's policies apply to EU Sovereign Credit Ratings and UK Sovereign Credit Ratings. While policy analysis may serve as an element underlying a Credit Rating determination, the following may not be included in the Credit Rating Announcement: (i) policy recommendations; (ii) policy prescriptions; or (iii) policy guidelines for the Rated Entity to follow. This prohibition also applies to credit research materials related to EU Sovereign Credit Ratings and UK Sovereign Credit Ratings.

e. Credit Research and Confidential Information (Related to EU Sovereign Credit Ratings and UK Sovereign Credit Ratings)

Moody's Ratings may publish credit research on sovereigns and their debt. However, credit research should not be used to announce any changes, or the intent to review for changes, to EU Sovereign Credit Ratings or UK Sovereign Credit Ratings. In accordance with current policies and procedures, the announcement of changes or the intent to review for changes to EU Sovereign Credit Ratings or UK Sovereign Credit Ratings is communicated via a Credit Rating Announcement.

Additionally, whenever Issuer Confidential Information regarding a sovereign has been provided to Moody's Ratings, this information must be treated in accordance with Moody's Ratings' policies and procedures relating to the treatment of Issuer Confidential Information. Accordingly, Employees producing credit research must (i) preserve the confidentiality of such information


provided by an Issuer or Agent, (ii) refrain from publicly disclosing the confidential information, unless the issuer has granted permission to disclose the information, and (iii) refrain from selectively disclosing Issuer Confidential Information and Non-Public information about a future Sovereign Credit Rating action. For more information see the Moody's Ratings Code of Professional Conduct and Confidential Information and Material Non-Public Information Policy.

4. Periodic Review Cycles for Credit Ratings

Sovereign Credit Ratings and Sub-Sovereign Credit Ratings subject to this Policy must be reviewed within the following time limits:

Type of Rating	Required Frequency of Reviews
Global Sovereign Credit Ratings and Eligible Sub-Sovereign Credit Ratings, including Credit Ratings for ESM, EFSF, EU	By the end of the sixth month following the previous review
All other EU Credit Ratings, UK Credit Ratings, EU Endorsed Credit Ratings, and UK Endorsed Credit Ratings	Annually, as defined in the Periodic Review of Credit Ratings - Policy

See the Periodic Review of Credit Ratings - Policy for additional requirements and timelines for reviews.

5. Questions

If you have questions about this Policy, please contact your Business Unit Compliance Office or Local Compliance Officer.

III. Related Documents

→ [Banning Certain Recommendations Associated with Credit Ratings - Policy](#)

→ [Confidential Information and Material Non-Public Information Policy](#)

→ [Moody's Ratings Code of Professional Conduct](#)

→ [Periodic Review of Credit Ratings - Policy](#)

IV. Defined Terms

Agent means any party working on behalf of a Rated Entity or working on behalf of an Agent of the Rated Entity.

Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

Credit Rating means an opinion from Moody's Ratings regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other


financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Action means any of the following:

→ Assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

→ Removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

→ A change in a Credit Rating (i.e., upgrade or downgrade);

→ Placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

→ Assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

→ Affirmation of a Credit Rating; and

→ Withdrawal of a Credit Rating.

Credit Rating Announcement means a written communication used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. Moody's Ratings may also publish a Credit Rating Action related to public Credit Ratings on www.ratings.moodys.com that is not accompanied by a Credit Rating Announcement.

Eligible Sub-Sovereign means any regional or local government the ratings of which have been designated as endorsed in the European Union or the United Kingdom, except that the following are not Eligible Sub-Sovereigns:

→ Any entity or distinct organizational unit that has been established by a regional or local government, to carry out an essential services function or other limited purpose, or

→ Any entity, enterprise or distinct organizational unit established by a regional or local government that operates on commercial terms separate and distinct from general government functions. Such entities include, but are not limited to, entities that provide (i) educational services (i.e., primary education, secondary education, higher education) or education finance services (i.e., state student loan programs), (ii) medical services (i.e., healthcare systems, hospitals, clinics, pharmacies, ambulance services), (iii) insurance or other consumer financial services, (iv) transportation services (i.e., air transport, rail transport, buses, water transportation services, other ground transportation), (v) port authority style services (i.e., airport authorities, shipping and port services, other transportation services, and their related subsidiaries), (vi) utility services (i.e., power, telecommunications, broadcasting, water, recycling, sewage and waste removal, (vii) park services or cultural amenities (i.e., zoological parks, botanical gardens, theaters, cultural centers or museums), (viii) housing or housing finance (i.e., public housing authorities, housing associations, housing finance agencies), or (ix) the services of a conduit issuer or entity whose purpose is to issue debt on behalf of an obligor that would otherwise not be considered to be a regional or local government or would fit in a category described above.



Decisions as to whether or not an entity should be included as an Eligible Sub-Sovereign rest with the Group Managing Director from the US PFG and Sub-Sovereign Rating Groups for their respective areas of analytical responsibility.

Eligible Sub-Sovereign Credit Rating means the rating of an Eligible Sub-Sovereign or debt or financial obligation, debt security or other financial instrument of an Eligible Sub-Sovereign or of an SPV for an Eligible Sub-Sovereign. An Eligible Sub-Sovereign SPV would not include any entity established as part of a Public Private Partnership project, as these SPVs are not intended to be a unit of the participating government(s) and therefore are not considered an SPV of a regional or local government.

Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

European Securities and Markets Authority (ESMA) is the regulator established in the European Union.

EU Member State refers to any country that is a member of the European Union.

EU Sovereign Credit Rating means a credit rating where the Lead Analyst is located in the EU or a branch of a Moody's Ratings EU-based entity and the rating is for any of the following:

→   a state or regional or local government, or

→   a debt or financial obligation, debt security or other financial instrument of a state or regional or local government or a SPV for a state or regional or local government, or

→   an international financial institution established by two or more states which has the purpose of mobilizing funding and providing financial assistance to the benefit of its members that are experiencing or threatened by severe financing problems (e.g. EFSF, ESM), or

→   the EU.

For the purposes of this definition, SPVs include only those entities established directly by a government that does not undertake any real activity beyond acting as a financing conduit. As such, this would not include any of the financial institutions created to hold or divest the non-performing assets of banks (commonly referred to as "bad banks"), as these entities have substantial financial operations requiring decision-making by their management. Additionally, a sovereign SPV would not include any entity established as part of a Public Private Partnership project, as these SPVs were not established by government(s) and therefore are not considered an SPV for states, regional or local authorities. Decisions as to whether or not an entity should be included as a SPV rest with a committee formed of MDs from the Sovereign and Sub-Sovereign Rating Groups.

EU Sovereign Release Calendar means the published calendar document that, generally, announces two dates for the potential release of both solicited and unsolicited credit rating actions, in accordance with respective EU regulation. It includes Rated Entities with a EU Sovereign Credit Ratings and, in order to provide greater market clarity, the calendar also includes the Credit Ratings of individual EU national issuers that are covered by a Lead Analyst based outside of the EU. This calendar may be updated as needed during the year. This calendar does not include the dates where Moody's Ratings will release newly issued EU Sovereign Credit Ratings, Credit Ratings assigned in the Subsequent Ratings Process or from which a provisional notation will be removed in the Anticipated Ratings Process.



Financial Conduct Authority (FCA) refers to the regulator established in the United Kingdom.

Issuer Confidential Information has the meaning assigned to such term in the Moody's Ratings Code of Professional Conduct.

Lead Rating Analyst, Lead Analyst, or Lead refers to the Moody's Ratings Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related rating Outlook or rating Review.

MCO refers to Moody's Corporation and its wholly-owned affiliates.

Moody's Ratings means all MCO entities that issue ratings under the "Moody's Ratings" brand name, including Moody's Investor Services, Inc.

Outlook means an opinion regarding the likely direction of an Issuer's rating over the medium term, as further described in Moody's Rating Symbols and Definition publication.

Rated Entity means any entity rated by Moody's Ratings or any entity that issues securities rated by Moody's Ratings.

Rating Group refers to one of Moody's Ratings' global analytical rating teams within Ratings and Research, for example, Global Financial Institutions (FIG).

Review is an indication that a rating is under consideration for a change in the near term, as further described in Moody's Rating Symbols and Definitions publication.

Sovereign Credit Rating generally refers to Credit Rating on the highest level of political organization within a particular country or a transnational organization, except as defined by the European Union and the United Kingdom regulations, which has a more expansive official definition of a sovereign (see EU Sovereign Credit Rating and UK Sovereign Credit Rating).

SPV means a special purpose vehicle.

Subsequent Ratings Process means the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

→ Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

→ Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

→ Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.



Sub-Sovereign Credit Rating generally refers to credit rating of a sub-national political entity, including regional political sub-divisions or a regional authority created by two or more sub-national political entities.

Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.

UK Sovereign Credit Rating means a credit rating where the Lead Analyst is located in the UK or a branch of a Moody's Ratings UK-based entity and the rating is for any of the following:

→ a state or regional or local government,

→ a debt or financial obligation, debt security or other financial instrument of a state or regional or local government or a SPV for a state or regional or local government, or

→ an international financial institution established by two or more states which has the purpose of mobilizing funding and providing financial assistance to the benefit of its members that are experiencing or threatened by severe financing problems.

For the purposes of this definition, SPVs include only those entities established directly by a government that does not undertake any real activity beyond acting as a financing conduit. As such, this would not include any of the financial institutions created to hold or divest the non-performing assets of banks (commonly referred to as "bad banks"), as these entities have substantial financial operations requiring decision-making by their management. Additionally, a sovereign SPV would not include any entity established as part of a Public Private Partnership project, as these SPVs were not established by government(s) and therefore are not considered an SPV for states, regional or local authorities. Decisions as to whether or not an entity should be included as a SPV rest with a committee formed of MDs from the Sovereign and Sub-Sovereign Rating Groups.

UK Sovereign Release Calendar means the published calendar document that, generally, announces two dates for the potential release of both solicited and unsolicited credit rating actions, in accordance with respective UK regulation. It includes Rated Entities with a UK Sovereign Credit Ratings, and, in order to provide greater market clarity, the calendar also includes the Credit Ratings of the UK itself, that are covered by a Lead Analyst based outside of the UK. This calendar may be updated as needed during the year. This calendar does not include the dates where Moody's Ratings will release newly issued UK Sovereign Credit Ratings, Credit Ratings assigned in the Subsequent Ratings Process or from which a provisional notation will be removed in the Anticipated Ratings Process.

